  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1995

                                                 REGISTRATION NO. 33-59559

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                      COUNTRYWIDE CREDIT INDUSTRIES, INC.
                        COUNTRYWIDE FUNDING CORPORATION
          (EXACT NAMES OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)
                                ---------------
               DELAWARE                               NEW YORK
    (STATE OR OTHER JURISDICTION OF        (STATE OR OTHER JURISDICTION OF
    INCORPORATION OR ORGANIZATION)         INCORPORATION OR ORGANIZATION)
              13-2641992                             13-2631719
 (I.R.S. EMPLOYER IDENTIFICATION NO.)   (I.R.S. EMPLOYER IDENTIFICATION NO.)
                             155 NORTH LAKE AVENUE
                              PASADENA, CA 91101
                                (818) 304-8400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                 DAVID S. LOEB
                      PRESIDENT AND CHAIRMAN OF THE BOARD
                      COUNTRYWIDE CREDIT INDUSTRIES, INC.
                                 AND DIRECTOR
                        COUNTRYWIDE FUNDING CORPORATION
                             155 NORTH LAKE AVENUE
                              PASADENA, CA 91101
                                (818) 304-8400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
            KENNETH R. BLACKMAN                        EDWARD J. FINE
    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON            BROWN & WOOD
             ONE NEW YORK PLAZA                    ONE WORLD TRADE CENTER
         NEW YORK, NEW YORK 10004                 NEW YORK, NEW YORK 10048
              (212) 859-8000                            (212) 839-5300


                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 From time to time after the effective date of this Registration Statement, as determined by market conditions.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                ---------------
  THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             EXPLANATORY NOTE

  This Amendment No. 1 to Registration Statement No. 33-59559 contains (1) a preliminary prospectus supplement relating to shares of Common Stock of Countrywide Credit Industries, Inc., (2) a preliminary prospectus supplement relating to Medium-Term Notes, Series D of Countrywide Funding Corporation, and
(3) a preliminary base prospectus relating to the securities registered.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED JUNE 12, 1995

PROSPECTUS SUPPLEMENT
- ---------------------
(TO PROSPECTUS DATED     , 1995)

                               10,000,000 SHARES

                              LOGO Countrywide SM
                            -----------------------
                            Credit Industries, Inc.

                                  COMMON STOCK

                                  -----------

  The Company's Common Stock (the "Common Stock") is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "CCR." On June 8, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $19 1/2 per share.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
   CRIMINAL OFFENSE.

                                  -----------

            THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
              PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.
                ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                             PUBLIC    DISCOUNT(1)   COMPANY(2)
- -------------------------------------------------------------------------------
Per Share...............................     $            $            $
- -------------------------------------------------------------------------------
Total(3)................................  $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $425,000.

(3) The Company has granted the several Underwriters an option to purchase up to an additional 1,500,000 shares of Common Stock to cover over-allotments. If all of such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $           ,
    $          and $           , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about     , 1995.

                                  -----------

MERRILL LYNCH & CO.

     GOLDMAN, SACHS & CO.

           LEHMAN BROTHERS

                 SALOMON BROTHERS INC

                      ALEX. BROWN & SONS
                        INCORPORATED

                               DEAN WITTER REYNOLDS INC.

                                  -----------

            The date of this Prospectus Supplement is       , 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                               ----------------

                              SUMMARY INFORMATION

  The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from or is based upon the detailed information appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and is qualified in its entirety by reference thereto, and, therefore, should be read together therewith.

                                  THE COMPANY

  Countrywide Credit Industries, Inc. (the "Company" or "CCI") is a holding company which through its principal subsidiary, Countrywide Funding Corporation ("CFC"), is engaged primarily in the mortgage banking business, and as such originates, purchases, sells and services mortgage loans. The Company's mortgage loans are principally first-lien mortgage loans secured by single-(one to four) family residences. The Company also offers home equity loans both in conjunction with newly produced first-lien mortgages and as a separate product. During the years ended February 28, 1995 and 1994, the Company produced $27.9 billion and $52.5 billion of mortgage loans, respectively. The Company's mortgage loan production during the months of March 1995 and April 1995 was $2.1 billion and $2.1 billion, respectively, compared to $4.0 billion and $3.0 billion, respectively, during the months of March 1994 and April 1994. This decrease in mortgage loan production was attributable principally to a higher mortgage interest rate environment, resulting in a decrease of mortgage loan activity. The Company services substantially all of the mortgage loans that it originates or purchases. In addition, the Company purchases bulk servicing contracts to service certain residential mortgage loans originated by other lenders. The Company receives fee income for servicing mortgage loans. Servicing mortgage loans includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and hazard insurance, making any physical inspections of the property, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. At February 28, 1995 and 1994, the Company's servicing portfolio of mortgage loans aggregated approximately $113.1 billion and $84.7 billion, respectively.

                                  THE OFFERING

  Unless otherwise indicated, the information in this Prospectus Supplement assumes that the over-allotment option described in "Underwriting" is not exercised.

Shares Offered......................  10,000,000 shares of Common Stock.

Shares to be Outstanding After the
 Offering (1)(2)....................  101,555,638 shares of Common Stock.

Use of Proceeds.....................  The net proceeds from the sale of the shares of Common Stock offered hereby
                                      will be used for general corporate
                                      purposes, which may include retirement of indebtedness of the Company or CFC and investment in servicing rights through the current production of loans and the bulk acquisition of contracts to service loans. See "Use of Proceeds" herein.

New York Stock Exchange and Pacific
 Stock Exchange Symbol..............  CCR
- --------

(1)Based on 91,555,638 shares outstanding as of June 8, 1995.

(2) Does not include 7,672,606 shares reserved for issuance upon exercise of stock options of which options for 2,971,733 shares were exercisable as of June 1, 1995.

                              RECENT DEVELOPMENTS

UNAUDITED FIRST QUARTER EARNINGS

  The Company's unaudited net earnings for the quarter ended May 31, 1995 were $36.2 million, or $0.39 per fully diluted share. Net earnings for the quarter ended May 31, 1994 were $33.7 million, or $0.37 per fully diluted share, while net earnings for the quarter ended February 28, 1995 were $19.4 million, or $0.21 per fully diluted share. As noted below, effective with the quarter ended May 31, 1995 the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. Since SFAS No. 122 prohibits retroactive application, historical accounting results have not been restated and, accordingly, the accounting results for the quarter ended May 31, 1995 are not directly comparable to prior periods. Pre-tax earnings from the Company's loan servicing activities amounted to $60.0 million and $32.0 million for the quarters ended May 31, 1995 and 1994, respectively. The increase of $28.0 million was principally due to an increase in the size of the servicing portfolio, but was offset, in part, by a change of $10.0 million in the Company's internal method of allocating overhead between its servicing and production activities. For the quarter ended May 31, 1995, the pre-tax loss from the Company's loan production activities was $1.5 million versus a pre-tax profit of $20.9 million for the quarter ended May 31, 1994. The decrease of $22.4 million was primarily attributed to lower loan production and increased price competition caused by lower demand for mortgage loans, but was offset, in part, by the effect of the adoption of SFAS No. 122 as discussed below and the change in the Company's internal overhead allocation method discussed above.

IMPLEMENTATION OF NEW ACCOUNTING STANDARD

  In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, which the Company adopted in the quarter ended May 31, 1995. SFAS No. 122 amended SFAS No. 65, Accounting for Certain Mortgage Banking Activities. The overall impact on the Company's financial statements of adopting SFAS No. 122 was an increase in net earnings for the quarter ended May 31, 1995 of $8.9 million, or $0.10 per fully diluted share.

  SFAS No. 122 requires the recognition of originated mortgage servicing rights ("OMSRs"), as well as purchased mortgage servicing rights ("PMSRs"), as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under SFAS No. 65, the cost of OMSRs was not recognized as an asset and was charged to earnings when the related loan was sold. The separate impact of recognizing OMSRs as assets in the Company's financial statements in accordance with SFAS No. 122 for the quarter ended May 31, 1995 was an increase in net earnings of $18.6 million, or $0.20 per fully diluted share.

  With respect to PMSRs, SFAS No. 122 has a different cost allocation methodology than SFAS No. 65. In contrast to a cost allocation based on relative market value as set forth in SFAS No. 122, the prior requirement was to allocate the costs incurred in excess of the market value of the loans without the servicing rights to PMSRs. During the quarter ended May 31, 1995, the separate impact of the application of SFAS No. 122 cost allocation method, along with the effect of changes in market conditions, was to reduce PMSR capitalization by $9.7 million, or $0.10 per fully diluted share.

  SFAS No. 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their value. In addition to normal amortization of the servicing assets amounting to $29.1 million, the Company reduced the servicing assets by an additional $116.7 million of impairment during the quarter ended May 31, 1995. The entire amount of such impairment was offset by a net gain of $117.0 million in the Company's servicing hedge which is designed to protect its servicing investment. The net gain includes unrealized gains of $106.9 million and realized gains of $10.1 million from the sale of various financial instruments that comprise the hedge. As a part of the adoption of SFAS No. 122, the Company has revised its servicing hedge accounting policy, effective with the quarter ended May 31, 1995, to adjust the basis of the servicing assets for unrealized gains or losses in the derivative financial instruments comprising the servicing hedge.

OPERATING HIGHLIGHTS

  The Company's loan servicing portfolio totaled $120.9 billion and $93.6 billion at May 31, 1995 and 1994, respectively. The Company's loan production for the quarter ended May 31, 1995 was $6.8 billion compared to $9.4 billion for the quarter ended May 31, 1994. The pipeline of loan applications in process amounted to $4.3 billion at May 31, 1995 versus $4.4 billion at May 31, 1994.

RECENT INTEREST RATE DECLINES

  Interest rates declined substantially during the month of May 1995. Average daily applications increased 12% in May over the prior month to $172 million. The pipeline of applications in process increased $226 million during the month to $4.3 billion. However, lower interest rates may also contribute to increased future prepayment activity in the Company's servicing portfolio. The decline in interest rates also resulted in servicing hedge gains and higher future prepayment estimates which contributed to the servicing asset impairment charge described above.

AMENDMENT OF REVOLVING CREDIT FACILITY

  In June 1995, the Company's mortgage banking subsidiary entered into an amendment to its revolving credit facility. The borrowing limit under such revolving credit facility was increased by $500 million to $3 billion and the expiration date was extended from September 1997 to May 1998. In addition, under the amendment, the aggregate amount of indebtedness that the subsidiary is permitted to incur was increased from $3 billion to $4 billion.

                                USE OF PROCEEDS

  The net proceeds to be received from the sale of shares of Common Stock
offered hereby are estimated to be approximately $    . The Company intends to
use such net proceeds for general corporate purposes, which may include retirement of indebtedness of the Company or CFC and investment in servicing rights through the current production of loans and the bulk acquisition of contracts to service loans.


                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (Symbol: CCR). The following table sets forth on a per share basis the high and low sales prices (as reported by the NYSE) for the Common Stock, as adjusted to reflect stock dividends and stock splits:

                                                                  COMMON STOCK
                                                                  -------------
                                                                   HIGH   LOW
                                                                  ------ ------
     Year Ended February 28, 1994
       First Quarter............................................. $23.25 $16.92
       Second Quarter............................................  22.17  17.25
       Third Quarter.............................................  23.33  16.25
       Fourth Quarter............................................  19.08  15.25
     Year Ended February 28, 1995
       First Quarter............................................. $17.50 $13.33
       Second Quarter............................................  18.75  12.88
       Third Quarter.............................................  15.38  13.63
       Fourth Quarter............................................  16.25  12.38
     Current Fiscal Year Ending February 29, 1996
       First Quarter............................................. $20.50 $15.50
       Period June 1, 1995 through June 8, 1995..................  20.00  18.38

  On June 8, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $19.50 per share.

  The Company has declared and paid cash dividends on its Common Stock quarterly since 1979, except that no cash dividend was declared in the fiscal quarter ended February 28, 1982. For the fiscal years ended February 28, 1995 and 1994, the Company declared quarterly cash dividends, as adjusted for stock dividends and stock splits, aggregating $0.32 per share and $0.29 per share, respectively. On March 20, 1995, the Company declared a quarterly cash dividend of $0.08 per share, paid April 17, 1995. On June 9, 1995, the Company declared a quarterly cash dividend of $0.08 per share, payable July 17, 1995 to shareholders of record on June 26, 1995.

  The ability of the Company to pay dividends in the future is limited by various restrictive covenants in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under certain of its debt agreements, including its guaranties of CFC's revolving credit facility, from paying dividends on any capital stock (other than dividends payable in capital stock or in stock rights), except that, so long as no event of default under such agreements exists at the time, the Company may pay dividends in an aggregate amount not to exceed the greater of: (i) the after-tax net income of the Company, determined in accordance with generally accepted accounting principles, for the fiscal year to the end of the quarter to which the dividends relate and (ii) the aggregate amount of dividends paid on the Common Stock during the immediately preceding year. The primary source of funds for payments to stockholders by the Company is dividends received from its subsidiaries. Accordingly, such payments by the Company in the future also depend on various restrictive covenants in the debt obligations of its subsidiaries, the earnings, cash position and capital needs of its subsidiaries, as well as laws and regulations applicable to its subsidiaries. Unless the Company and CFC each maintain specified minimum levels of net worth and certain other financial ratios, dividends cannot be paid by the Company and CFC, in compliance with certain of CFC's debt obligations (including CFC's existing revolving credit facility). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the accompanying Prospectus.

  The Company has paid stock dividends and declared stock splits since 1978 as follows: 50% in October 1978; 50% in July 1979; 15% in November 1979; 15% in May 1980; 30% in November 1980; 30% in May 1981; 3% in February 1982; 2% in May 1982; 0.66% in April 1983; 1% in July 1983; 2% in April 1984; 2% in November
1984; 2% in June 1985; 2% in October 1985; 2% in March 1986; 3-for-2 split in September 1986; 2% in April 1987; 2% in April 1988; 2% in October 1988; 2% in November 1989; 3-for-2 split in July 1992; 5% in April 1993; and 3-for-2 split in May 1994.

  As of June 8, 1995, there were 2,570 shareholders of record of the Common
Stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of February 28, 1995 on an actual basis and as adjusted to give effect to the issuance of the shares of Common Stock offered hereby:

                                                       ACTUAL       AS ADJUSTED
                                                   -------------- -----------------
                                                   (DOLLAR AMOUNTS IN THOUSANDS)
   Long-term debt................................  $    1,499,306 $    1,499,306
                                                   ============== ==============
   Preferred Stock--authorized, 1,500,000 shares
    of $.05 par value; issued and outstanding,
    none.........................................  $          --  $          --
   Common stockholders' equity
    Common Stock--authorized, 240,000,000 shares
     of $.05 par value; issued and outstanding,
     91,370,364 and 102,870,364 shares (assuming
     exercise of Underwriters' over-allotment
     option), as adjusted(1).....................           4,568          5,143
    Additional paid-in capital...................         608,289
    Retained earnings............................         329,701        329,701
                                                   -------------- --------------
      Total common stockholders' equity..........         942,558
                                                   -------------- --------------
   Total Preferred Stock and common stockholders'
    equity.......................................  $      942,558 $
                                                   ============== ==============

- --------
(1) Does not include 6,683,414 shares reserved for issuance upon exercise of stock options of which options for 2,704,728 shares were exercisable as of February 28, 1995.

                                  THE COMPANY

GENERAL

  Countrywide Credit Industries, Inc. (the "Company" or "CCI") is a holding company which through its principal subsidiary, Countrywide Funding Corporation ("CFC"), is engaged primarily in the mortgage banking business, and as such originates, purchases, sells and services mortgage loans. The Company's mortgage loans are principally first-lien mortgage loans secured by single-(one to four) family residences. The Company also offers home equity loans both in conjunction with newly produced first-lien mortgages and as a separate product. The Company, through its other wholly-owned subsidiaries, offers products and services complementary to its mortgage banking business. A subsidiary of the Company sells mortgage-backed securities, primarily on an odd-lot basis (i.e., in denominations between $25,000 and $1,000,000), to broker- dealers and also sells subordinate interests in mortgage-backed securities evidencing interests in whole mortgage loans to institutional investors. In addition, a subsidiary of the Company receives fee income for managing the operations of CWM Mortgage Holdings, Inc. ("CWM"), a real estate investment trust whose shares are traded on the New York Stock Exchange. CWM conducts real estate lending activities and has an affiliate engaged in the operation of a jumbo and non-conforming mortgage loan conduit. The Company also has a subsidiary which acts as an agent in the sale of homeowners, fire, flood, earthquake, mortgage life and disability insurance to CFC's mortgagors in connection with CFC's mortgage banking operations. Another subsidiary of the Company earns fee income by brokering servicing contracts owned by other mortgage lenders and loan servicers. The Company has recently begun operating a title agent business through newly formed subsidiaries. Unless the context otherwise requires, references to the "Company" herein shall be deemed to refer to the Company and its consolidated subsidiaries.

MORTGAGE BANKING OPERATIONS

 General

  The principal sources of revenue from the Company's mortgage banking business are (i) loan origination fees; (ii) gains from the sale of loans, if any; (iii) interest earned on mortgage loans during the period that they are held by the Company pending sale, net of interest paid on funds borrowed to finance such mortgage loans; (iv) loan servicing fees; and (v) interest benefit derived from the custodial balances associated with the Company's servicing portfolio.

 Loan Production

  The Company produces mortgage loans through three separate divisions. The Company maintains a staff of central office quality control personnel that performs audits of the loan production of the three divisions on a regular basis. In addition, each division has implemented various procedures to control the quality of loans produced, as described below. The Company believes that its use of technology, benefits derived from economies of scale and a noncommissioned sales force allow it to produce loans at a low cost relative to its competition.

  The Company's Consumer Markets Division (the "Consumer Markets Division") originates loans through a nationwide network of retail branch offices and direct contact with consumers. As of April 30, 1995, the Company had 196 Consumer Markets Division branch offices, 47 "lite" offices and three processing support centers located in 41 states. The Company's branch offices are each typically staffed by two to four employees and connected to the Company's central office by a computer network. The Company's "lite" offices, which are characterized by low operating costs, are each typically staffed by two employees. Business is also solicited through telemarketing, advertising in various forms of mass media, participation of branch management in local real estate-related business functions and extensive use of direct mailings to real estate brokers and builders. Consumer Markets Division personnel are not paid a commission on sales; however, they are paid a bonus based on various factors, including branch profitability. The Company believes that this approach allows it to originate loans at a comparatively low cost. The Consumer Markets Division uses continuous quality control audits of loans originated within each branch by branch management and quality control personnel to monitor compliance with the Company's underwriting criteria. During the year ended February 28, 1995, the Consumer Markets Division produced an aggregate of $7.1 billion of mortgage loans.

  Through its Wholesale Division (the "Wholesale Division"), the Company originates loans through and purchases loans from mortgage loan brokers. As of April 30, 1995, the Wholesale Division operated 56 branch offices and six regional support centers in various parts of the country. Loans produced by the Wholesale Division comply with the Company's general underwriting criteria for loans originated through the Consumer Markets Division, and each such loan is approved by one of the Company's loan underwriters. In addition, quality control personnel review loans for compliance with the Company's underwriting criteria. Approximately 8,700 mortgage brokers qualify to participate in this program. Mortgage loan brokers qualify to participate in the Wholesale Division's program only after a review by the Company's management of their reputation and mortgage lending expertise, including a review of their references and financial statements. During the year ended February 28, 1995, the Wholesale Division produced an aggregate of $8.5 billion of mortgage loans.

  Through its network of correspondent offices (the "Correspondent Division"), the Company purchases loans primarily from other mortgage bankers, commercial banks, savings and loan associations, credit unions and other financial intermediaries. The Company's correspondent offices are located in Pasadena, California, Plano, Texas and Pittsburgh, Pennsylvania. Over 1,500 financial intermediaries serving all 50 states are eligible to participate in this program. Loans purchased by the Company through the Correspondent Division comply with the Company's general underwriting criteria for loans that it originates through the Consumer Markets Division, and, except as described in the next sentence, each loan is accepted only after review either by one of the Company's loan underwriters or, in the case of Federal Housing Administration ("FHA") or Veterans Administration ("VA") loans, by a government-approved underwriter. The Company accepts loans without such review from an institution that has met the Company's standards for the granting of delegated underwriting authority following a review by the Company of the institution's financial strength, underwriting and quality control procedures, references and prior experience with the Company. In addition, quality control personnel review loans purchased from correspondents for compliance with the Company's underwriting criteria. The purchase agreement used by the Correspondent Division provides the Company with recourse to the seller in the event of such occurrences as fraud or misrepresentation in the origination process or a request by the investor who purchased an underlying mortgage loan that the Company repurchase the loan due to the loan's failure to meet eligibility requirements at the time the Company originally purchased the loan. Financial intermediaries qualify to participate in the Correspondent Division's program after a review by the Company's management of the reputation and mortgage lending expertise of such institutions, including a review of their references and financial statements. During the year ended February 28, 1995, the Correspondent Division purchased an aggregate of $12.3 billion of mortgage loans.

  The Company originates and purchases conventional mortgage loans, mortgage loans insured by the FHA, mortgage loans partially guaranteed by the VA and, beginning in 1994, home equity loans. A majority of the conventional loans are conforming loans which qualify for inclusion in guarantee programs sponsored by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The remainder of the conventional loans are non-conforming loans (i.e., jumbo loans with an original balance in excess of $203,150 or other loans that do not meet Fannie Mae or Freddie Mac guidelines). As part of its mortgage banking activities, the Company makes conventional loans generally with original balances of up to $1 million.

  The following table sets forth the number and dollar amount of the Company's mortgage and home equity loan production for the periods indicated:

                                         YEAR ENDED FEBRUARY 28(29),
                         ---------------------------------------------------------------
                            1995         1994         1993         1992         1991
                         -----------  -----------  -----------  -----------  -----------
                          (DOLLAR AMOUNTS IN MILLIONS, EXCEPT AVERAGE LOAN AMOUNT)
Conventional Loans
 Number of Loans........     175,823      315,699      192,385       63,919       23,130
 Volume of Loans........ $    20,959  $    46,473  $    28,670  $     9,987  $     3,141
 Percent of Total Vol-
  ume...................        75.2%        88.6%        88.5%        82.2%        68.6%
FHA/VA Loans
 Number of Loans........      72,365       67,154       42,022       24,329       17,328
 Volume of Loans........ $     6,808  $     5,986  $     3,718  $     2,170  $     1,436
 Percent of Total Vol-
  ume...................        24.4%        11.4%        11.5%        17.8%        31.4%
Home Equity Loans
 Number of Loans........       2,147          --           --           --           --
 Volume of Loans........ $      99.2          --           --           --           --
 Percent of Total Vol-
  ume...................         0.4%         --           --           --           --
Total Loans
 Number of Loans........     250,335      382,853      234,407       88,248       40,458
 Volume of Loans........ $    27,866  $    52,459  $    32,388  $    12,156  $     4,577
 Average Loan Amount.... $   111,000  $   137,000  $   138,000  $   138,000  $   113,000

  The decrease in the number and dollar amount of conventional loans in the year ended February 28, 1995 as compared to the year ended February 28, 1994 was attributable principally to the increasing mortgage interest rate environment, resulting in a decrease in mortgage loan activity, particularly refinancings. The increase in the number and dollar amount of FHA and VA loans produced in the year ended February 28, 1995 from that produced in the years ended February 28, 1994 and February 28, 1993 was attributable to the Company's effort to expand its share of that market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Fiscal 1995 Compared with Fiscal 1994" in the accompanying Prospectus.

  For the years ended February 28, 1995, 1994 and 1993, jumbo loans represented 17%, 30% and 27%, respectively, of the Company's total volume of mortgage loans produced. The decrease in the percentage of jumbo loans was primarily the result of diversification of the Company's loan production out of states with relatively higher housing costs (particularly California) and into states with relatively lower housing costs. For the years ended February 28, 1995, 1994 and 1993, adjustable-rate mortgage loans ("ARMs") comprised approximately 34%, 19% and 28%, respectively, of the Company's total volume of mortgage loans produced. The increase in the Company's percentage of ARM production from 1994 to 1995 was primarily caused by consumer preference for adjustable-rate mortgages due to the increasing mortgage interest rate environment that prevailed through most of the year ended February 28, 1995. For the years ended February 28, 1995, 1994 and 1993, refinancing activity represented 30%, 75% and 73%, respectively, of the Company's total volume of mortgage loans produced. The decrease in the percentage of refinance loans was principally due to the general increase in average mortgage interest rates which caused a decline in the demand for refinance loans.

  California mortgage loan production as a percentage of total mortgage loan production (measured by principal balance) for the fiscal years ended February 28, 1995, 1994 and 1993 was 31%, 46% and 58%, respectively. Loan production within California is geographically dispersed, which minimizes dependence on any individual local economy. The continued decline in the percentage of the Company's mortgage loan production in California is the result of implementing the Company's strategy to expand production capacity and market share outside of California and increased price competition in the California mortgage loan market, particularly with respect to adjustable-rate mortgage products which, as described above, are generally preferred by consumers in an increasing interest rate environment. In California, the Company competes with savings and loans and other portfolio lenders which offer aggressively-priced ARM products. At February 28, 1995 and 1994, 79% and 77%, respectively, of the Consumer Markets Division branch offices and the Wholesale Division loan centers were located outside of California.

 Sale of Loans

  As a mortgage banker, the Company customarily sells all loans that it originates or purchases. The Company packages substantially all of its FHA-insured and VA-guaranteed mortgage loans into pools of loans. It sells these pools in the form of modified pass-through mortgage-backed securities ("MBS") guaranteed by the Government National Mortgage Association ("GNMA") to national or regional broker-dealers. With respect to loans securitized through GNMA programs, the Company is insured against foreclosure loss by the FHA or partially guaranteed against foreclosure loss by the VA (at present, generally 25% to 50% of the loan, up to a maximum amount ranging from $22,500 to $46,000, depending upon the amount of the loan). Conforming conventional loans may be pooled by the Company and exchanged for securities guaranteed by Fannie Mae or Freddie Mac, which securities are then sold to national or regional broker-dealers. Loans securitized through Fannie Mae or Freddie Mac are sold on a non-recourse basis whereby foreclosure losses are generally the responsibility of Fannie Mae and Freddie Mac, and not the Company. Alternatively, the Company may sell FHA-insured and VA-guaranteed mortgage loans and conforming conventional loans, and consistently sells its jumbo loan production, to large buyers in the secondary market (which can include national or regional broker-dealers) on a non-recourse basis. These loans can be sold either on a whole-loan basis or in the form of pools backing securities which are not guaranteed by any governmental instrumentality but which may have the benefit of some form of external credit enhancement, such as insurance, letters of credit, payment guarantees or senior/subordinated structures. Substantially all loans sold by the Company are sold without recourse, subject, in the case of VA loans to the limits of the VA guaranty described above. For the fiscal years ended February 28, 1995, 1994 and 1993, the aggregate loss experience of the Company on VA loans in excess of the VA guaranty was approximately $2.6 million, $2.1 million and $1.0 million, respectively. In the opinion of management, the losses increased from the year ended February 28, 1994 to the year ended February 28, 1995 due to an increase in the size of the VA loan servicing portfolio.

  CWM, a real estate investment trust managed by a subsidiary of the Company, may purchase at market prices both conforming and non-conforming conventional loans from the Company. During the years ended February 28, 1995, 1994 and 1993, CWM purchased $80.4 million, $300.5 million and $130.3 million, respectively, of conventional non-conforming mortgage loans from the Company.

  In order to offset the risk that a change in interest rates will result in a decrease in the value of the Company's current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("Committed Pipeline"), the Company enters into hedging transactions. The Company's hedging policies generally require that substantially all of the Company's inventory of conforming and government loans and the maximum portion of its Committed Pipeline that the Company believes may close be hedged with forward contracts for the delivery of MBS or options on MBS. The inventory is then used to form the MBS that will fill the forward delivery contracts and options. The Company hedges its inventory and Committed Pipeline of jumbo mortgage loans by using whole-loan sale commitments to ultimate buyers or by using temporary "cross hedges" with sales of MBS since such loans are ultimately sold based on a market spread to MBS. As such, the Company is not exposed to significant risk nor will it derive any significant benefit from changes in interest rates on the price of the inventory net of gains or losses of associated hedge positions. The correlation between the price performance of the hedge instruments and the inventory being hedged is very high due to the similarity of the asset and the related hedge instrument. The Company is exposed to interest-rate risk to the extent that the portion of loans from the Committed Pipeline that actually closes at the committed price is less than the portion expected to close in the event of a decline in rates and such decline in closings is not covered by forward contracts and options to purchase MBS needed to replace the loans in process that do not close at their committed price. The Company determines the portion of its Committed Pipeline that it will hedge based on numerous factors, including the composition of the Committed Pipeline, the portion of such Committed Pipeline likely to close, the timing of such closings and anticipated changes in interest rates. See Note F to the Company's Consolidated Financial Statements included in the accompanying Prospectus.

 Loan Servicing

  The Company services on a non-recourse basis substantially all of the mortgage loans that it originates or purchases. In addition, the Company purchases bulk servicing contracts, also on a non-recourse basis, to service single-family residential mortgage loans originated by other lenders. Servicing contracts acquired through bulk purchases accounted for 17% of the Company's mortgage servicing portfolio as of February 28, 1995. Servicing mortgage loans includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and hazard insurance, making any physical inspections of the property, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. The Company receives a fee for servicing mortgage loans ranging generally from 1/4% to 1/2% per annum on the declining principal balances of the loans. The servicing fee is collected by the Company out of monthly mortgage payments.

  The Company's servicing portfolio is subject to reduction by scheduled amortization or by prepayment or foreclosure of outstanding loans. In addition, the Company has sold, and may sell in the future, a portion of its portfolio of loan servicing rights to other mortgage servicers. In general, the decision to sell servicing rights or newly originated loans on a servicing-released basis is based upon management's assessment of the Company's cash requirements, the Company's debt-to-equity ratio and other significant financial ratios, the market value of servicing rights and the Company's current and future earnings objectives.

  It is the Company's strategy to build and retain its servicing portfolio. Loans are serviced from two facilities, one in Simi Valley, California and one in Plano, Texas. The Company has developed systems that enable it to service mortgage loans efficiently and therefore enhance the returns it can earn from its investments in servicing rights. For example, data elements pertaining to loans originated or purchased by the Company are entered into the Company's advanced automated loan system (EDGE) at the time of origination or purchase and are transferred to the loan servicing system without manual re-entry. Customer service representatives in both the California and Texas facilities have access to on-line screens containing all pertinent data about a customer's account, thus eliminating the need to refer to paper files and shortening the average length of a customer call. The Company has a telephone system which enables it to control the flow of calls to both locations. The Company's payment processing equipment can process 10,000 checks per hour, which enables the Company to deposit virtually all cash on the same day it is received. Many tax and insurance remittances on behalf of borrowers are processed electronically, thus eliminating the need for printed documentation and shortening the processing time required.

  The Company believes that loan production earnings will partially offset the effect of interest rate fluctuations on the earnings from its servicing portfolio. In general, the value of the Company's servicing portfolio and the income generated therefrom improve as interest rates increase and decline when interest rates fall. Generally, in an environment of increasing interest rates, which prevailed through most of the Company's fiscal year ended February 28, 1995, the rate of current and projected future prepayments decreases, resulting in a decreased rate of amortization of capitalized servicing fees receivable and purchased servicing rights, and a decrease in income from servicing portfolio hedging activities. Such amortization, net of servicing hedge gain, is deducted from loan administration revenue. The increase in interest rates also causes loan production (particularly refinancings) to decline. Generally, in an environment of declining interest rates, which prevailed through most of the Company's fiscal year ended February 28, 1994, the rate of current and projected future prepayments increases, resulting in an increased rate of amortization of capitalized servicing fees receivable and purchased servicing rights. At the same time, the decline in interest rates contributes to high levels of loan production (particularly refinancings).

  The following table sets forth certain information regarding the Company's servicing portfolio of single-family mortgage loans, including loans held for sale and loans subserviced for others, for the periods indicated.

                                        YEAR ENDED FEBRUARY 28(29),
                                 ---------------------------------------------
                                   1995      1994     1993     1992     1991
                                 --------  --------  -------  -------  -------
                                       (DOLLAR AMOUNTS IN MILLIONS)
Composition of Servicing
 Portfolio
 at Period End:
  FHA-Insured Mortgage Loans...  $ 17,588  $  9,794  $ 8,234  $ 6,271  $ 4,474
  VA-Guaranteed Mortgage Loans.     7,454     3,916    3,307    2,438    1,910
  Conventional Mortgage Loans..    88,029    70,915   42,877   18,834    9,297
                                 --------  --------  -------  -------  -------
    Total Servicing Portfolio..  $113,071  $ 84,625  $54,418  $27,543  $15,681
                                 ========  ========  =======  =======  =======
Beginning Servicing Portfolio..  $ 84,625  $ 54,418  $27,543  $15,681  $12,512
Add:Loan Production............    27,866    52,459   32,388   12,156    4,577
   Bulk Servicing and
    Subservicing Acquired......    17,888     3,515    3,084    2,932      572
Less:Servicing Transferred(1)..    (6,287)       (8)     (13)    (269)    (860)
   Runoff(2)...................   (11,021)  (25,759)  (8,584)  (2,957)  (1,120)
                                 --------  --------  -------  -------  -------
Ending Servicing Portfolio.....  $113,071  $ 84,625  $54,418  $27,543  $15,681
                                 ========  ========  =======  =======  =======
Delinquent Mortgage Loans and
 Pending Foreclosures at Period
 End(3):
  30 days......................      1.84%     1.89%    2.08%    2.46%    3.09%
  60 days......................      0.30      0.29     0.41     0.59     0.61
  90 days or more..............      0.44      0.40     0.60     0.80     0.76
                                 --------  --------  -------  -------  -------
    Total Delinquencies........      2.58%     2.58%    3.09%    3.85%    4.46%
                                 ========  ========  =======  =======  =======
Foreclosures Pending...........      0.30%     0.30%    0.38%    0.46%    0.40%
                                 ========  ========  =======  =======  =======

- --------
(1) Servicing rights sold are generally deleted from the servicing portfolio at the time of sale. The Company generally subservices such loans from the sales contract date to the transfer date.
(2) Runoff refers to scheduled principal repayments on loans and unscheduled prepayments (partial prepayments or total prepayments due to refinancing, modifications, sale, condemnation or foreclosure).
(3) As a percentage of the total number of loans serviced.

  At February 28, 1995, the Company's servicing portfolio of single-family mortgage loans was stratified by interest rate as follows:

                                       TOTAL PORTFOLIO AT FEBRUARY 28, 1995
                                  ----------------------------------------------
                                                                      SERVICING
                                  PRINCIPAL PERCENT  WEIGHTED AVERAGE   ASSETS
 INTEREST RATE                     BALANCE  OF TOTAL MATURITY (YEARS) BALANCE(1)
 -------------                    --------- -------- ---------------- ----------
                                           (DOLLAR AMOUNTS IN MILLIONS)
7.00% and under.................. $ 38,293    33.9%        25.5         $  603
7.01-8.00%.......................   45,013    39.8         25.7            694
8.01-9.00%.......................   21,313    18.8         26.6            366
9.01-10.00%......................    7,165     6.3         26.5            115
over 10.00%......................    1,287     1.2         23.4             19
                                  --------   -----         ----         ------
                                  $113,071   100.0%        25.8         $1,797
                                  ========   =====         ====         ======

- --------
(1) Capitalized servicing fees receivable and purchased servicing rights.

  The weighted average interest rate of the single-family mortgage loans in the Company's servicing portfolio at February 28, 1995 was 7.6% as compared with 7.2% at February 28, 1994. At February 28, 1995, 77% of the loans in the servicing portfolio bore interest at fixed rates and 23% bore interest at adjustable rates. The weighted average net servicing fee of the portfolio was 0.356% at February 28, 1995 and the weighted average interest rate of the fixed-rate loans in the servicing portfolio was 7.8%.

 Financing of Mortgage Banking Operations

  The Company's principal financing needs are the financing of loan funding activities and the investment in servicing rights. To meet these needs, the Company currently relies on commercial paper backed by CFC's revolving credit facility, medium-term note issuances, pre-sale funding facilities, mortgage-backed securities and whole loan reverse-repurchase agreements, subordinated notes and cash flows from operations. The Company estimates that it has available committed and uncommitted credit facilities aggregating approximately $5.6 billion at February 28, 1995. In addition, in the past the Company has relied on direct borrowings from its revolving credit facility, servicing-secured bank facilities, privately-placed financings and public offerings of Preferred Stock and Common Stock. For further information on the material terms of the borrowings utilized by the Company to finance its inventory of mortgage loans and mortgage-backed securities and its investment in servicing rights, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the accompanying Prospectus. The Company continues to investigate and pursue alternative and supplementary methods to finance its operations through the public and private capital markets. These may include such methods as mortgage loan sale transactions designed to expand the Company's financial capacity and reduce its cost of capital and the securitization of servicing income cash flows.

COUNTRYWIDE ASSET MANAGEMENT CORPORATION

  Through its subsidiary Countrywide Asset Management Corporation ("CAMC"), the Company manages the investments and oversees the day-to-day operations of CWM and its subsidiaries. For performing these services, CAMC receives a base management fee of 1/8 of 1% per annum of CWM's average-invested mortgage-related assets not pledged to secure collateralized mortgage obligations ("CMOs"). CAMC also receives a management fee equal to 0.2% per annum of the average amounts outstanding under CWM's warehouse lines of credit. In addition, CAMC receives incentive compensation equal to 25% of the amount by which the CWM annualized return on equity exceeds the ten-year U.S. treasury rate plus 2%. In connection with a new business plan implemented by CWM in 1993, CAMC waived all management fees for calendar year 1993 and 25% of the incentive compensation earned in 1994. In addition, in 1993 CAMC absorbed $0.9 million of operating expenses incurred in connection with the new business plan. In June 1993, CWM and its subsidiaries began reimbursing CAMC for all expenses of the new operations. As of December 31, 1994, 1993 and 1992, the consolidated total assets of CWM were $2.0 billion, $1.4 billion and $0.7 billion, respectively. During the fiscal years ended February 28, 1995, 1994 and 1993, CAMC earned $0.3 million, $0.1 million and $0.8 million, respectively, in management fees from CWM and its subsidiaries. In addition, during the fiscal year ended February 28, 1995, CAMC recorded $1.1 million in incentive compensation, net of the amount waived as described above. At February 28, 1995, the Company and CAMC owned 1,120,000 shares or approximately 2.77% of the common stock of CWM. See Note K to the Company's Consolidated Financial Statements included in the accompanying Prospectus.

OTHER OPERATIONS

  Through various other subsidiaries, the Company conducts business in a number of areas related to the mortgage banking business. The following is a brief description of the activities of these subsidiaries.

  The Company operates a securities broker-dealer, Countrywide Securities Corporation ("CSC"), which is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. CSC sells mortgage-backed securities on an odd-lot basis, generally at prices higher than those available in the wholesale, round-lot market and subordinate structures of whole loan CMOs.

  The Company's insurance agency subsidiary, Countrywide Agency, Inc., acts as an agent for the sale of homeowners, fire, flood, earthquake, mortgage life and disability insurance to mortgagors whose loans are serviced by CFC.

  Another subsidiary of the Company, CTC Foreclosure Services Corporation, formerly Countrywide Title Corporation, serves as trustee under deeds of trust in connection with the Company's mortgage loan production in California and certain other states.

  Countrywide Servicing Exchange ("CSE") is a national servicing brokerage and consulting firm. CSE acts as an agent facilitating transactions between buyers and sellers of bulk servicing contracts.

  LandSafe, Inc. and its subsidiaries act as a provider of various title insurance services in the capacity of an agent rather than an underwriter. The Company offers title insurance commitments and policies, settlement services and property profiles to realtors, builders, consumers, mortgage brokers and other financial institutions.

  While no longer engaged in the business of originating mobile home installment contracts, a subsidiary of the Company, Countrywide Partnership Investments, Inc., owned and operated two mobile home parks located in Houston, Texas, both of which were for sale as of February 28, 1995. During the fiscal year ended February 28, 1995, the Company sold three of its mobile home parks and all of the mobile home coaches located in Fort Worth, Texas and Jacksonville, Florida. Subsequent to February 28, 1995, the Company sold its remaining mobile home parks and the mobile home coaches contained therein for $7.2 million. The Company's investment in mobile home parks and mobile home coaches was approximately $9 million at February 28, 1995.

PROPRIETARY DATA PROCESSING SYSTEMS

  The Company employs technology wherever applicable and continually searches for new and better ways of both providing services to its customers and maximizing the efficiency of its operations. Proprietary systems currently in use by the Company include CLUES(TM), an artificial intelligence system that is designed to expedite the review of applications, credit reports and property appraisals. The Company believes that CLUES increases underwriters' productivity, reduces costs and provides greater consistency to the underwriting process. Another system in use is EDGE, which is an advanced automated loan origination system that is designed to reduce the time and cost associated with the loan application and funding process. This front-end system was internally developed for the Company's exclusive use and is integrated with the Company's loan servicing, sales, accounting and other systems. The Company believes that the EDGE system improves the quality of the loan products and customer service by: (i) reducing risk of deficient loans; (ii) facilitating accurate pricing; (iii) promptly generating loan documents with the use of laser printers; (iv) providing for electronic communication with credit bureaus and other vendors; and (v) generally minimizing manual data input. From pre-qualification to funding, the Company believes EDGE significantly reduces origination and processing costs and speeds funding time.

  The Company has developed and implemented DirectLine Plus(R), which is designed to provide support to mortgage brokers and enable them to obtain the latest pricing, to review the Company's lending program guidelines, to submit applications, to directly obtain information about specific loans in progress and to send and receive electronic messages to and from the Company's processing center. Recent enhancements to DirectLine Plus integrate that application with CLUES-ON-LINE, an adaptation of CLUES for use with DirectLine Plus, which is designed to allow the mortgage broker to submit loan information and receive a qualified underwriting decision within minutes.

  In addition, the Company is developing CLASS, which is designed to offer automated loan settlement services by using electronic data interchange to facilitate the preparation of closing documents at the office of the closing agent. The Company plans to deploy CLASS in the offices of a wide range of business partners (such as realtors and other entities that are involved in the closing of a mortgage loan transaction). Currently under development is the LOAN COUNSELOR. The LOAN COUNSELOR is being designed to give business partners direct access to the Company's package of financial services and to permit such business partners to pre-qualify prospective applicants, provide "what if" scenarios to help find the appropriate loan products, take the applications and receive qualified underwriting decisions. The Company plans to integrate the LOAN COUNSELOR with both CLUES and the EDGE system.

  The Company intends to implement a telemarketing application designed to provide enterprise-wide information on both current and prospective customers. The purpose of the telemarketing system is to enable production divisions to identify prospective customers to solicit for specific products or services, and to obtain the results of any solicitation. Management believes that the database will give the Company a significant advantage in its ability to protect its servicing portfolio and generate additional revenue by cross-selling other products and services.

REGULATION

  The Company's mortgage banking business is subject to the rules and regulations of the Department of Housing and Urban Development, FHA, VA, Fannie Mae, Freddie Mac and GNMA with respect to originating, processing, selling and servicing mortgage loans. Those rules and regulations, among other things, prohibit discrimination, provide for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. Moreover, FHA lenders such as the Company are required annually to submit to the Federal Housing Commissioner audited financial statements, and GNMA requires the maintenance of specified net worth levels (which vary depending on the amount of GNMA securities issued by the Company). The Company's affairs are also subject to examination by the Federal Housing Commissioner at all times to assure compliance with the FHA regulations, policies and procedures. Mortgage origination activities are subject to the Equal Credit Opportunity Act, Federal Truth-in-Lending Act, Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

  Additionally, there are various state laws and regulations affecting the Company's mortgage banking operations. The Company is licensed as a mortgage banker or retail installment lender in those states in which such license is required.

  Conventional mortgage operations may also be subject to state usury statutes. FHA and VA loans are exempt from the effect of such statutes.

  Securities broker-dealer operations are subject to federal and state securities laws, as well as the rules of both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

  Insurance agency and title insurance operations are subject to insurance laws of each of the states in which the Company conducts such operations.

COMPETITION

  The mortgage banking industry is highly competitive and fragmented. The Company competes with other financial intermediaries (such as mortgage bankers, commercial banks, savings and loan associations, credit unions and insurance companies) and mortgage banking subsidiaries or divisions of diversified companies. During the year ended February 28, 1995, increased mortgage interest rates resulted in a substantial decrease in mortgage originations. This decrease in mortgage originations created excess industry capacity which resulted in increased price competition. Consequently, loan production for the year ended February 28, 1995 was unprofitable. In addition, during periods of increasing interest rates, as existed for most of the year ended February 28, 1995, consumers tend to prefer adjustable-rate mortgage products. Particularly in California, savings and loans and other portfolio lenders competed with the Company by offering aggressively-priced ARM products. The Company competes principally by offering products with competitive features, by emphasizing the quality of its service and by pricing its range of products at competitive rates.

  In recent years, the aggregate share of the United States market for residential mortgage loans that is served by mortgage bankers has risen, principally due to the decline in the savings and loan industry. According to industry statistics, mortgage bankers' aggregate share of this market increased from approximately 19% during calendar year 1989 to approximately 49% during the third quarter of calendar year 1994. The Company believes that it has benefited from this trend.

  The Company is a Delaware corporation, and was originally incorporated in New York under the name of OLM Credit Industries, Inc. in 1969. Its principal executive offices are located at 155 North Lake Avenue, P. O. Box 7137, Pasadena, California 91109-7137, and its telephone number is (818) 304-8400.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters severally has agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby if any of the shares of Common Stock are purchased. In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                      NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                   ----------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................................
   Goldman, Sachs & Co. ............................................
   Lehman Brothers Inc. ............................................
   Salomon Brothers Inc ............................................
   Alex. Brown & Sons Incorporated..................................
   Dean Witter Reynolds Inc. .......................................
                                                                      ----------
        Total.......................................................  10,000,000
                                                                      ==========

  The Underwriters have advised the Company that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of $    per share. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $    per share on
sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 1,500,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table is of the 10,000,000 shares of Common Stock initially offered hereby.

  The Company has agreed that, for a period of 120 days from the date of this Prospectus Supplement, it will not, without the prior written consent of the Underwriters, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (except for Common Stock issued pursuant to the Purchase Agreement, pursuant to employee benefit plans referred to in this Prospectus Supplement or the Prospectus, or pursuant to the exercise of convertible securities or options referred to in this Prospectus Supplement or the Prospectus), or file any registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to any of the foregoing. Certain officers and directors of the Company have each agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of the Underwriters, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned by such officer or director, or any securities convertible into, or exchangeable for, shares of Common Stock, other than shares of Common Stock disposed of as bona fide gifts or shares of Common Stock pledged, hypothecated or otherwise encumbered in connection with the incurrence of indebtedness.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                          VALIDITY OF SECURITIES

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York. Edwin Heller, whose professional corporation is a member of Fried, Frank, Harris, Shriver & Jacobson, is a director of the Company. Brown & Wood, New York, New York will serve as counsel to the Underwriters. Brown & Wood also serves as counsel for CWMBS, Inc., a wholly owned subsidiary of the Company, in connection with offerings of mortgage pass-through certificates, and as counsel for CWM.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 12, 1995

PROSPECTUS SUPPLEMENT
- ---------------------

(To Prospectus Dated        , 1995)

                             U.S. $500,000,000

                      COUNTRYWIDE FUNDING CORPORATION
                          MEDIUM-TERM NOTES, SERIES D
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

                PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND

            INTEREST ON THE NOTES UNCONDITIONALLY GUARANTEED BY

                              LOGO Countrywide SM
                            -----------------------
                            Credit Industries, Inc.

                                  ----------

  Countrywide Funding Corporation ("CFC") may offer from time to time its Medium-Term Notes, Series D (the "Notes"), each of which will be unconditionally guaranteed as to payment of principal, premium, if any, and interest by Countrywide Credit Industries, Inc. (the "Guarantor" or "CCI"). Each Note will mature nine months or more from the date of issue, as selected by the purchaser and agreed to by CFC and may be subject to redemption or repayment prior to maturity. The aggregate initial offering price of the Notes to be offered will not exceed U.S. $500,000,000 or its equivalent in foreign currencies or currency units. The Notes may be denominated in U.S. dollars or in such foreign currencies or currency units (the "Specified Currency") as may be designated by CFC.

  Unless otherwise specified in the applicable Pricing Supplement, each Note will bear interest at a fixed rate (a "Fixed Rate Note"), which may be zero in the case of certain Notes issued at a price representing a substantial discount from the principal amount payable upon maturity, or at a floating rate (a "Floating Rate Note"). Unless otherwise specified in the applicable Pricing Supplement, the Interest Payment Dates for each Fixed Rate Note will be January 15 and July 15 of each year and at maturity or such date of earlier redemption or repayment. The Interest Payment Dates for each Floating Rate Note will be established on the date of issue of such Note and will be set forth in the applicable Pricing Supplement. Interest rates and interest rate formulas are subject to change by CFC, but no change will affect any Note already issued or as to which an offer to purchase has been accepted by CFC.

  Each Note will be represented by either a global security registered in the name of a nominee of The Depository Trust Company, as depositary (a "Book-Entry Note"), or a certificate issued in definitive form (a "Certificated Note"), as set forth in the applicable Pricing Supplement. Beneficial interests in Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to interests of its participants) and by its participants (with respect to beneficial owners' interests). Book-Entry Notes will not be issuable as Certificated Notes, except under the limited circumstances described herein.

  For a description of certain risk factors relating to investments in the Notes, see "Risk Factors" on page S-2 of this Prospectus Supplement.

  The Specified Currency, any applicable interest rate or interest rate formula, the Stated Maturity Date, the Interest Payment Dates, if any, and any redemption or repayment provisions for each Note and whether such Note will be a Book-Entry Note or a Certificated Note will be established at the time of issuance of such Note and set forth therein and in the applicable Pricing Supplement.

                                  ----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT, THE
    PROSPECTUS,  OR  ANY  SUPPLEMENT  HERETO.  ANY  REPRESENTATION  TO  THE
     CONTRARY IS A CRIMINAL OFFENSE.

            THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
              PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.
                ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                Price to         Agents' Commission or             Proceeds to
                              Public(1)(2)           Discount(2)(3)             Company(2)(3)(4)
- ------------------------------------------------------------------------------------------------
Per Note................            %                     %-  %                        %-    %
- ------------------------------------------------------------------------------------------------
Total...................   U.S. $500,000,000        U.S. $    -$               U.S. $     -$
- ------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Unless otherwise specified in the applicable Pricing Supplement, the Price to Public will be 100% of the principal amount of the Notes being issued.
(2) Or the equivalent thereof in a Specified Currency other than U.S. dollars.

(3) CFC will pay to Lehman Brothers, Lehman Brothers Inc. (including its affiliate, Lehman Government Securities Inc.), Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc (each, an "Agent," and collectively, the "Agents") a
    commission, which may be in the form of a discount, ranging from   % to   %
    of the principal amount of any Note, depending on its maturity, sold through such Agent, except that the commission payable by CFC to the Agents with respect to Notes with maturities of greater than 30 years will be negotiated at the time of the sale thereof. Unless otherwise specified in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a Note of identical maturity and may be resold by such Agent to one or more investors or other purchasers at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent, or if so agreed, at a fixed public offering price. CFC has agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(4) Before deducting other expenses payable by CFC estimated at U.S. $675,000.

                                  ----------

  The Notes are being offered on a continuous basis by CFC through the Agents, each of which has agreed to use its reasonable best efforts to solicit purchases of the Notes. CFC also may sell Notes to any Agent acting as principal for resale to one or more investors or other purchasers or may sell Notes directly to investors on its own behalf. Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange, and there can be no assurance that the Notes offered by this Prospectus Supplement and the accompanying Prospectus will be sold or that there will be a secondary market for the Notes. CFC reserves the right to withdraw, cancel or modify the offer made hereby without notice. CFC and the Agents may reject any offer to purchase Notes in whole or in part. See "Plan of Distribution of Notes."

                                  ----------

LEHMAN BROTHERS

           GOLDMAN, SACHS & CO.

                       MERRILL LYNCH & CO.
                                                       SALOMON BROTHERS INC


     , 1995

  IN CONNECTION WITH THE DISTRIBUTION OF NOTES UNDERWRITTEN BY AN AGENT ACTING AS PRINCIPAL ON A FIXED PRICE BASIS, SUCH AGENT MAY OVER-ALLOT OR EFFECT TRANSACTIONS IN THE NOTES WITH A VIEW TO STABILIZING OR MAINTAINING THE MARKET PRICE OF THE NOTES AT LEVELS OTHER THAN THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               RISK FACTORS

INDEX RISK

  An investment in the Notes indexed, as to principal, premium, if any, or interest, to one or more currencies or currency units (including exchange rates and swap indices between currencies or currency units), commodities, interest rates or other indices entails significant risks that are not associated with similar investments in a conventional fixed rate or floating rate debt security. Such risks include, without limitation, the possibility that such index or indices may be subject to significant changes, that the resulting interest rate will be less than that payable on a conventional fixed rate or floating rate debt security issued at the same time, that the repayment of principal or premium, if any, can occur at times other than that expected by the investor, and that the investor could lose all or a substantial portion of principal or premium, if any, payable on the Maturity Date. Such risks depend on a number of interrelated factors, including economic, financial and political events, over which CFC has no control. Additionally, if the formula used to determine the amount of principal, premium, if any, or interest payable with respect to such Notes contains a multiple or leverage factor, the effect of any change in the applicable index or indices will be magnified. In recent years, values of certain indices have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in the value of any particular index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of CFC and the value of the applicable index or indices, including the complexity and volatility of such index or indices, the method of calculating the principal, premium, if any, and interest in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes and market interest rates generally. The credit ratings assigned to CFC's medium-term note program may not reflect the potential impact of all risks related to structure and other factors on the market value of the Notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of their particular circumstances.

FOREIGN CURRENCY RISKS

  Governing Laws and Judgments. The Notes will be governed by and construed in accordance with the laws of the State of New York. Courts in the United States have not customarily rendered judgments for money damages denominated in any currency or currency unit other than U.S. dollars. The Judiciary Law of the State of New York provides, however, that an action based upon an obligation denominated in a currency or currency unit other than U.S. dollars will be rendered in the foreign currency or currency unit of the underlying obligation and converted into U.S. dollars at a rate of exchange prevailing on the date of the entry of the judgment or decree.

  Exchange Rates and Exchange Controls. An investment in Notes that are denominated in a foreign currency or currency unit entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the U.S. dollar and the various foreign currencies or currency units and the possibility of the imposition or modification of exchange controls by either the United States or foreign governments. Such risks generally depend on economic and political events and on the supply of and demand for the relevant currencies, factors over which CFC and the Guarantor have no control. In recent years, rates of exchange between the U.S. dollar and foreign currencies and currency units have been highly volatile and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Note. Depreciation of the applicable foreign currency or currency unit against the U.S. dollar would result in a decrease in the effective yield of such Note, in the value of the principal and premium, if any, payable on the Maturity Date of such Note and, generally, in the market value of such Note.

  THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT DESCRIBE ALL OF THE RISKS OF AN INVESTMENT IN NOTES DENOMINATED AND/OR PAYABLE IN A FOREIGN CURRENCY OR CURRENCY UNIT, AND CFC AND THE GUARANTOR DISCLAIM ANY RESPONSIBILITY TO ADVISE PROSPECTIVE INVESTORS OF SUCH RISKS AS THEY EXIST AT THE DATE OF THIS PROSPECTUS SUPPLEMENT OR AS SUCH RISKS MAY CHANGE FROM TIME TO TIME. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN NOTES DENOMINATED AND/OR PAYABLE IN CURRENCIES OR CURRENCY UNITS OTHER THAN U.S. DOLLARS. SUCH NOTES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE UNSOPHISTICATED WITH RESPECT TO FOREIGN CURRENCY TRANSACTIONS.

  Unless otherwise specified in the applicable Pricing Supplement, Notes denominated in a Specified Currency other than U.S. dollars or ECU (as defined below) will not be sold in, or to residents of, the country of the Specified Currency in which particular Notes are denominated.

  The information set forth in this Prospectus Supplement is directed to prospective investors who are United States residents, and CFC and the Guarantor disclaim any responsibility to advise prospective investors who are residents of countries other than the United States with respect to any matters that may affect the purchase, holding or receipt of payments of principal of, or premium, if any, or interest on, the Notes. Such persons should consult their own advisors with regard to such matters.

  Governments or monetary authorities have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of the Specified Currency on the applicable Interest Payment Date or Maturity Date. Even if there are no actual exchange controls, it is possible that on such Interest Payment Date or Maturity Date the Specified Currency for such Note would not be available to CFC due to circumstances beyond the control of CFC. In that event, CFC will make the required payments in U.S. dollars on the basis of the Exchange Rate two Business Days prior to the Interest Payment Date or the Maturity Date, as the case may be (or, if no rate is quoted for such Specified Currency on such date, the last date such rate is quoted). See "Description of Notes--Payment Currency."

  Currency Exchange. Purchasers are required to pay for the Notes in the currency or currency unit in which such Notes are denominated (the "Specified Currency"), unless otherwise provided in the applicable Pricing Supplement. Currently, there are limited facilities in the United States for conversion of U.S. dollars into foreign currencies or currency units and vice versa, and many banks do not offer non-U.S. dollar denominated checking or savings account facilities in the United States. Upon request, the Agents will arrange for the conversion of U.S. dollars into a Specified Currency other than U.S. dollars to enable purchasers to pay for the Notes. Such request must be made on the trade date. Each such conversion will be made by the Agents on such terms and subject to such conditions, limitations and charges as the Agents may from time to time establish in accordance with their regular foreign exchange practice. All costs of exchange will be borne by the investors in the Notes.

  References herein to "U.S. dollars," "dollar," "U.S.$" or "$" are to the currency of the United States of America.

                              DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Unless otherwise specified in a Pricing Supplement, the terms of the Notes will be as set forth below.

GENERAL

  The Notes are to be issued as a series of Debt Securities limited to U.S. $500,000,000, or its equivalent in one or more foreign currencies or currency units, aggregate initial offering price under an Indenture dated as of January 1, 1992, as amended, supplemented or modified from time to time, including
Supplemental Indenture No. l thereto dated as of        , 1995 (collectively,
the "Indenture"), among CFC, Countrywide Credit Industries, Inc. ("CCI" or the "Guarantor") and The Bank of New York, as trustee (the "Trustee"), which is described more fully under "Description of Debt Securities and Guarantees" in the accompanying Prospectus. The statements herein concerning the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of certain terms used herein without definition.

  The Notes will be offered on a continuous basis and will mature on any day nine months or more from their dates of issue, as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, interest-bearing Notes will be either Fixed Rate Notes or Floating Rate Notes, as specified in the applicable Pricing Supplement. Notes also may be issued that do not bear any interest currently or that bear interest at a below market rate.

  Each Note will be represented by either a global security registered in the name of a nominee of The Depository Trust Company, New York, New York ("DTC"), as depositary (a "Book-Entry Note"), or a certificate issued in definitive form (a "Certificated Note"), as set forth in the applicable Pricing Supplement. Beneficial interests in Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to interests of its Participants (as defined below)) and by its Participants (with respect to interests of beneficial owners (as defined below)). Book-Entry Notes will not be issuable as Certificated Notes, except under the limited circumstances described herein.

  Unless otherwise specified in the applicable Pricing Supplement, the minimum denomination of Notes will be $100,000, or the equivalent thereof in the Specified Currency (if other than U.S. dollars), and integral multiples of $1,000 in excess thereof or the equivalent thereof in such Specified Currency.

  Interest rates offered by the Company with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of the Notes purchased in any single transaction.

  Unless otherwise specified herein or in the applicable Pricing Supplement, "Exchange Rate" means, with respect to a Specified Currency (other than European Currency Units ("ECU")), the noon Dollar buying rate for such Specified Currency for cable transfers quoted by the Exchange Rate Agent (as specified in the applicable Pricing Supplement) in The City of New York on the Record Date or Special Record Date (each as defined below) or the fifteenth day immediately preceding the Maturity Date (as defined below) or on such other date provided in the applicable Note or in the Indenture, as the case may be, as certified for customs purposes by the Federal Reserve Bank of New York. With respect to ECU, "Exchange Rate" means the exchange rate between U.S. dollars and ECU reported by the Council of the European Communities on the applicable Record Date or Special Record Date with respect to an Interest Payment Date or the fifteenth day immediately preceding the Maturity Date or on such other date as provided in the applicable Note or in the Indenture, as the case may be.

  Certificated Notes may be presented for registration of transfer or exchange at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Registration of transfers or exchanges of Book-Entry Notes may be effected only through a participating member of the Depositary (as defined below).

  The Notes will constitute unsecured and unsubordinated indebtedness of CFC and will rank pari passu with CFC's other unsecured and unsubordinated indebtedness. See "Description of Debt Securities and Guarantees--General" and "--Guarantees" in the Prospectus. A substantial portion of the assets of CFC have been pledged under various credit agreements among CFC and various lending institutions. See CCI's Notes to Financial Statements included in the Prospectus.

  If so specified in the applicable Pricing Supplement, the Notes will be redeemable at the option of CFC or repayable at the option of the Holder prior to maturity. See "--Redemption and Repayment" below. The Notes will not be subject to any sinking fund.

  "Business Day" means (A) any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in (i) New York, New York or Los Angeles, California, or (ii) if the Specified Currency specified in the applicable Pricing Supplement is other than U.S. dollars, the Principal Financial Center (as defined below), and (B) with respect to Floating Rate Notes as to which LIBOR is an applicable Base Rate, a London Banking Day (as defined below). "Principal Financial Center" means the capital city of the country issuing the related Specified Currency, except that with respect to Australian dollars, Deutsche marks, Dutch guilders, Italian lire, Swiss francs and ECU, the "Principal Financial Center" shall be Sydney, Frankfurt, Amsterdam, Milan, Zurich and Luxembourg, respectively. "London Banking Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

  The "Maturity Date" means the earlier of the date on which the principal of a
Note is redeemed (the "Redemption Date") or repaid (the "Repayment Date") or the date on which the Note will mature (the "Stated Maturity Date").

  Unless otherwise specified in the applicable Pricing Supplement, all percentages resulting from any calculation of the rate of interest on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)
and 9.876544% (or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

  The Pricing Supplement relating to each Note will describe the following terms: (1) the Specified Currency; (2) whether such Note is a Fixed Rate Note, a Floating Rate Note, a Zero-Coupon Note or such other Note as is specified in such Pricing Supplement; (3) if other than 100%, the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued to the public (the "Issue Price"); (4) the trade date; (5) the date on which such Note will be issued (the "Issue Date"); (6) the Stated Maturity Date and whether the Stated Maturity Date may be extended by CFC, and if so, the Extension Periods and Final Maturity Date (each as defined below); (7) if such Note is a Fixed Rate Note, the rate per annum at which such Note will bear interest, if any, and the Interest Payment Dates (as defined below) and whether such rate may be reset by CFC prior to the Stated Maturity Date and, if so, the date(s) and basis or formula therefor; (8) if such Note is a Floating Rate Note, whether it is a "Floating Rate/Fixed Rate Note" and, if so, the Fixed Rate Commencement Date and Fixed Interest Rate (each as defined below), as well as the Base Rate, the Initial Interest Rate, the Interest Determination Dates, the Interest Reset Dates, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate and/or the Minimum Interest Rate, if any, and the Spread and/or Spread Multiplier, if any (each as defined below), and any other terms relating to the particular method of calculating the interest rate for such Note, and whether the Spread and/or Spread Multiplier may be reset by CFC prior to the Stated Maturity Date and, if so, the date(s) and basis or formula therefor; (9) whether such Note may be redeemed at the option of CFC, or repaid at the option of the Holder, prior to maturity, and if so, the earliest date of redemption (the "Initial Redemption Date") and optional date(s) of repayment (each, an "Optional Repayment Date") and the other provisions relating to such redemption or repayment; (10) whether such Note will be issued initially as a Book-Entry Note or a Certificated Note; and (11) any other terms of such Note not inconsistent with the provisions of the Indenture.

PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST

  Principal, premium, if any, and interest will be paid by CFC in the Specified Currency. If and as so specified in the applicable Pricing Supplement, at the request of a Holder of a Note payable in a Specified Currency other than U.S. dollars, payments of principal, premium, if any, and interest in respect of such Note will be paid in U.S. dollars. Under such circumstances, CFC will be required to tender payment in U.S. dollars at the Exchange Rate, and any costs associated with such conversion would be borne by such Holder through deduction from such payments. Such Holder may elect to receive payments in U.S. dollars by delivering a written request to the Trustee not later than the close of business on the Record Date immediately preceding the Interest Payment Date or the fifteenth day immediately preceding the Maturity Date, as the case may be. Such election will remain in effect until revoked by written notice from such Holder to the Trustee, but written notice of any such revocation must be received by the Trustee not later than the close of business on the Record Date immediately preceding the Interest Payment Date or the fifteenth day immediately preceding the Maturity Date, as the case may be. Upon request, the Trustee will mail a copy of a form of request to any Holder.

  Unless otherwise specified in the applicable Pricing Supplement, interest on the certificated Notes due on any Interest Payment Date other than the Maturity Date will be paid, except as provided below, by mailing a check in the Specified Currency (from an account at a bank located outside of the United States if such check is payable in a Specified Currency other than U.S. dollars) to the Holder at the address of such Holder appearing on the Security Register on the applicable Record Date. Unless otherwise specified in the applicable Pricing Supplement, the first payment of interest on any Note originally issued between a Record Date and an Interest Payment Date will be made on the Interest Payment Date following the next Record Date to the Holder on such next Record Date. Notwithstanding the foregoing, on any Interest Payment Date other than the Maturity Date, a Holder of U.S. $10,000,000 (or the equivalent thereof in a Specified Currency other than U.S. dollars) or more in aggregate principal amount of Notes (whether or not having identical terms and provisions) shall be entitled: (i) if the Specified Currency is U.S. dollars, to receive such payment by wire transfer of immediately available funds to an account maintained by the payee with a bank located in the United States, but only if appropriate wire transfer instructions have been received in writing by the Trustee not later than the Record Date immediately preceding such Interest Payment Date, and (ii) if the Specified Currency is other than U.S. dollars, to receive such payment by wire transfer of immediately available funds to an account maintained by the payee with a bank located in a jurisdiction in which payment in such Specified Currency is then lawful. CFC will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but any tax, assessment or other governmental charge imposed upon payments will be borne by the Holders of the Notes in respect of which payments are made. Beneficial owners of Global Notes (as defined below) will be paid in accordance with the procedures of the Depositary and its Participants in effect from time to time as described under "--Book-Entry Notes" below.

  Unless otherwise specified in the applicable Pricing Supplement, payments of principal, premium, if any, and interest on the Maturity Date will be made in immediately available funds in the Specified Currency upon presentation and surrender of Notes at the Corporate Trust Office of the Trustee. In the case of such payments in a Specified Currency other than U.S. dollars, Notes shall be presented and surrendered to the Trustee in time for the Trustee to make such payments in accordance with its normal procedures.

  If any Interest Payment Date other than the Maturity Date for any Floating Rate Note would otherwise fall on a day that is not a Business Day, such Interest Payment Date shall be postponed to the next Business Day, except that if interest thereon is determined by reference to LIBOR and such next Business Day falls in the next calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the Maturity Date for any Fixed Rate Note or Floating Rate Note or the Interest Payment Date for any Fixed Rate Note falls on a day which is not a Business Day, payment of principal, premium, if any, and interest with respect to such Note will be made on the next Business Day with the same force and effect as if made on such date, and no interest on such payment will accrue to such next Business Day.

  Any interest not punctually paid or duly provided for with respect to a Note ("Defaulted Interest") will forthwith cease to be payable to the Holder thereof on the applicable Record Date and may either be paid to the person in whose name such Note is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Note not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely provided in the Indenture.

  Unless otherwise specified in the applicable Pricing Supplement, the "Record Date" with respect to any Interest Payment Date for Floating Rate Notes shall be the fifteenth day immediately preceding such Interest Payment Date, and for Fixed Rate Notes shall be the December 31 or June 30 immediately preceding such Interest Payment Date, in each case whether or not such date shall be a Business Day.

PAYMENT CURRENCY

  If any payment of principal, premium, if any, or interest in respect of any
Note is to be made in a Specified Currency other than U.S. dollars and such Specified Currency is not available to CFC for making such payment due to the imposition of exchange controls or other circumstances beyond the control of CFC, CFC will be entitled to satisfy its obligations to the Holder of such Note by making such payment in U.S. dollars on the basis of the Exchange Rate (as defined below) two Business Days prior to the Interest Payment Date or the Maturity Date, as the case may be (or, if no rate is quoted for such Specified Currency on such date, the last date such Exchange Rate is quoted). Any payment made under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars will not constitute an Event of Default under the Indenture. For purposes of this section, the "Exchange Rate" for a foreign currency or ECU will be the noon Dollar selling rate for such foreign currency or ECU for cable transfers quoted by the Exchange Rate Agent in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York.

  If payment on any Note is required to be made in ECU and ECU is unavailable due to the imposition of exchange controls or other circumstances beyond the control of CFC, or is no longer used in the European Monetary System, all payments due on that Interest Payment Date or Maturity Date with respect to such Note shall be made in U.S. dollars. The amount so payable on any date in ECU shall be converted into U.S. dollars, at a rate determined by the Exchange Rate Agent as of the second Business Day prior to the date on which such payment is due on the following basis. The component currencies of the ECU for this purpose (the "Components") shall be the currency amounts which were components of the ECU as of the last date on which the ECU was used in the European Monetary System. The equivalent of the ECU in U.S. dollars shall be calculated by aggregating the U.S. dollar equivalents of the Components. The U.S. dollar equivalent of each of the Components shall be determined by the Exchange Rate Agent on the basis of the most recently available Exchange Rate.

  If the official unit of any component currency is altered by way of combination or subdivision, the number of units of that currency as a Component shall be divided or multiplied in the same proportion. If two or more component currencies are consolidated into a single currency, the amounts of those currencies as Components shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated component currencies expressed in such single currency. If any component currency is divided into two or more currencies, the amount of that currency as a Component shall be replaced by amounts of such two or more currencies (in appropriate proportions), the sum of which shall be equal to the amount of the former component currency.

  All determinations referred to above made by an Exchange Rate Agent shall be at its sole discretion (except to the extent expressly provided that any determination is subject to approval) and, in the absence of manifest error, shall be conclusive for all purposes and binding on the Holder of such Note and such Exchange Rate Agent shall have no liability therefor.

FIXED RATE NOTES

  Each Fixed Rate Note will bear interest from its Issue Date at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise specified in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semi-annually in arrears on each January 15 and July 15 (each, an "Interest Payment Date") and on the Maturity Date. Each payment of interest shall include interest accrued from and including the Issue Date or the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, to, but excluding, the applicable Interest Payment Date or the Maturity Date, as the case may be (each, an "Interest Period"). Unless otherwise specified in the applicable Pricing Supplement, interest on the Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

FLOATING RATE NOTES

  Each Floating Rate Note will bear interest at a rate determined by reference to an interest rate basis (each, a "Base Rate"), which may be adjusted by a Spread and/or Spread Multiplier. The applicable Pricing Supplement will designate one or more of the following Base Rates as applicable to each Floating Rate Note: (a) the Commercial Paper Rate (as defined below), (b) LIBOR (as defined below), (c) the Treasury Rate (as defined below), (d) the Certificate of Deposit Rate (as defined below), (e) the Federal Funds Rate (as defined below), (f) the Prime Rate (as defined below), (g) the CMT Rate (as defined below), (h) the 11th District Cost of Funds Rate (as defined below) or
(i) such other interest rate basis or formula as is set forth in such Pricing Supplement and in such Floating Rate Note. The "Index Maturity" for any Floating Rate Note is the period of maturity of the instrument or obligation from which the Base Rate is calculated.

  Unless otherwise specified in the applicable Pricing Supplement, the interest rate on each Floating Rate Note will be calculated by reference to the specified Base Rate, or the lowest, highest or average of two or more specified Base Rates, (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any. The "Spread" is the number of basis points (one basis point equals one-hundredth of a percentage point) specified in the applicable Pricing Supplement as being applicable to the interest rate for such Floating Rate Note, and the "Spread Multiplier" is the percentage specified in the applicable Pricing Supplement as being applicable to the interest rate for such Floating Rate Note.

  If a Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note," unless otherwise specified in the applicable Pricing Supplement, the interest rate will be calculated in the same manner as any other Floating Rate Note until a designated date when the interest rate will become fixed (the "Fixed Rate Commencement Date"). The interest rate in effect for the period commencing on the Fixed Rate Commencement Date and continuing until the Maturity Date will be the rate per annum specified in the applicable Pricing Supplement as the "Fixed Interest Rate" or, if no Fixed Interest Rate is specified, the interest rate in effect on the day immediately preceding the Fixed Rate Commencement Date. Unless otherwise specified herein or in the applicable Pricing Supplement, the Fixed Rate Commencement Date shall also constitute an Interest Payment Date for purposes of calculating and paying interest. Unless otherwise specified herein or in the applicable Pricing Supplement, the Floating Rate/Fixed Rate Note shall be treated as a Floating Rate Note until the Fixed Rate Commencement Date and as a Fixed Rate Note from the Fixed Rate Commencement Date thereafter.

  As specified in the applicable Pricing Supplement, a Floating Rate Note may also have either or both of the following: (i) a maximum limitation, or ceiling, on the rate of interest which may accrue during any Interest Period ("Maximum Interest Rate"); and (ii) a minimum limitation, or floor, on the rate of interest which may accrue during any Interest Period ("Minimum Interest Rate"). In addition to any Maximum

Interest Rate which may be applicable to any Floating Rate Note pursuant to the above provisions, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

  Except as provided below, the rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually, as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the "Interest Reset Date" will be, in the case of Floating Rate Notes which reset (a) daily, each Business Day; (b) weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Base Rate, which will reset the Tuesday of each week, except as specified below); (c) monthly, the third Wednesday of each month (with the exception of monthly reset Floating Rate Notes as to which the 11th District Cost of Funds Rate is an applicable Base Rate, which will reset on the first calendar day of each month); (d) quarterly, the third Wednesday of March, June, September and December; (e) semi-annually, the third Wednesday of the two months specified in the applicable Pricing Supplement; and (f) annually, the third Wednesday of the month specified in the applicable Pricing Supplement. If an Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next Business Day, except that if interest thereon is determined by reference to LIBOR and such next Business Day falls in the next calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

  The interest rate in effect on each day will be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date. The "Interest Determination Date" means the Commercial Paper Rate Determination Date, the LIBOR Determination Date, the CD Rate Determination Date, the Federal Funds Rate Determination Date, the Prime Rate Determination Date, the Treasury Rate Determination Date, the CMT Rate Determination Date or the 11th District Rate Determination Date (each as defined below), as the case may be. If interest on a Floating Rate Note is determined by reference to two or more Base Rates, the "Interest Determination Date" means the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date on which each Base Rate shall be determinable. Each Base Rate shall be determined and compared as of such date, and the applicable interest rate shall take effect on the related Interest Reset Date.

  Interest on Floating Rate Notes will be payable on the Interest Payment Dates specified in the applicable Pricing Supplement (each, an "Interest Payment Date") and on the Maturity Date. Unless otherwise specified in the applicable Pricing Supplement, interest payments shall be the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the Issue Date to but excluding the applicable Interest Payment Date or the Maturity Date, as the case may be (each, an "Interest Period").

  With respect to a Floating Rate Note, accrued interest shall be calculated by multiplying the principal amount of such Floating Rate Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factor calculated for each day in the Interest Period for which accrued interest is being calculated. The interest factor for each such day is computed by dividing the interest rate applicable to such day by 360, if an applicable Base Rate is the Commercial Paper Rate, Certificate of Deposit Rate, Federal Funds Rate, Prime Rate, 11th District Cost of Funds Rate or LIBOR, or by the actual number of days in the year, if an applicable Base Rate is the Treasury Rate or CMT Rate. If more than one Base Rate is applicable to a Floating Rate Note, the interest factor will be calculated in the same manner as if only the Base Rate specified for such purpose in the applicable Pricing Supplement applied.

  Unless otherwise specified in the applicable Pricing Supplement, The Bank of New York will be the calculation agent (the "Calculation Agent") with respect to the Floating Rate Notes. Upon the request of the

Holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate which will become effective on the next Interest Reset Date with respect to such Floating Rate Note. The "Calculation Date," if applicable, pertaining to a Floating Rate Note will be the earlier of (i) the 10th day after the Interest Determination Date pertaining to a Base Rate or, if such day is not a Business Day, the next Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

  The interest rate in effect with respect to a Floating Rate Note from the Issue Date to the first Interest Reset Date (the "Initial Interest Rate") will be specified in the applicable Pricing Supplement. The interest rate for each subsequent Interest Reset Date, except in the case of a Floating Rate/Fixed Rate Note for the period subsequent to the Fixed Rate Commencement Date, will be determined by the Calculation Agent as follows.

 COMMERCIAL PAPER RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "Commercial Paper Rate" for each applicable Interest Reset Date will be determined by the Calculation Agent as of the second Business Day prior to such Interest Reset Date (a "Commercial Paper Rate Determination Date") and will be the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates," or any successor publication ("H.15(519")), under the heading "Commercial Paper." In the event that such rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date, then the Commercial Paper Rate will be the Money Market Yield on such Commercial Paper Rate Determination Date of the rate for commercial paper of the specified Index Maturity as published by the Federal Reserve Bank of New York in its daily statistical release "Composite 3:30 P.M. Quotations for U.S. Governmental Securities" ("Composite Quotations") under the heading "Commercial Paper." If by 3:00 P.M., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the Commercial Paper Rate will be the Money Market Yield of the arithmetic mean of the offered rates as of 11:00 A.M., New York City time, on such Commercial Paper Rate Determination Date of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent for commercial paper of the specified Index Maturity, placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting offered rates as mentioned in this sentence, the Commercial Paper Rate for such Interest Reset Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Determination Date.

  "Money Market Yield" will be a yield (expressed as a percentage) calculated in accordance with the following formula:

                                          D X 360
                     Money Market Yield =            X 100
                                        ------------

                                        360 - (D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the Interest Period for which interest is being calculated corresponding to the Index Maturity specified in the applicable Pricing Supplement.

 LIBOR

  Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" for each applicable Interest Reset Date will be determined by the Calculation Agent as follows:

    (i) If "LIBOR Reuters" is specified in the applicable Pricing Supplement, on the second London Banking Day prior to the applicable Interest Reset Date (a "LIBOR Determination Date"), the

  Calculation Agent will determine LIBOR as the arithmetic mean of the offered rates for deposits in U.S. dollars for the period of the Index Maturity which appear on the "Reuters Screen LIBO Page" at approximately 11:00 A.M., London time, on such LIBOR Determination Date. "Reuters Screen LIBO Page" means the display designated as page "LIBO" on the Reuter Monitor Money Rates Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks).

    If "LIBOR Telerate" is specified in the applicable Pricing Supplement or if no other method is specified in such Pricing Supplement as the method for determining LIBOR, on the LIBOR Determination Date, the Calculation Agent will determine LIBOR as the rate for deposits in U.S. dollars for the period of the Index Maturity which appears on "Telerate Page 3750" at approximately 11:00 A.M., London time, on such LIBOR Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace such page on that service for the purpose of displaying London interbank offered rates of major banks).

    (ii) If LIBOR Reuters is specified in the applicable Pricing Supplement and fewer than two offered rates for the applicable Index Maturity appear on the Reuters Screen LIBO Page or if LIBOR Telerate is applicable for determining LIBOR and no rate appears on Telerate Page 3750, as applicable, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of the Index Maturity commencing on the second London Banking Day following such LIBOR Determination Date to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, LIBOR will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR in respect of that LIBOR Determination Date will be the arithmetic mean of rates quoted by three major banks in The City of New York selected by the Calculation Agent at approximately 11:00 A.M., New York City time, on such LIBOR Determination Date for loans in U.S. dollars to leading European banks, for the period of the Index Maturity designated in the applicable Pricing Supplement and in the principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by the Calculation Agent are quoting rates as mentioned in this sentence, LIBOR in effect for such Interest Reset Date will be LIBOR in effect on such LIBOR Determination Date.

 CERTIFICATE OF DEPOSIT RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "Certificate of Deposit Rate" for each applicable Interest Reset Date will be determined by the Calculation Agent as of the second Business Day prior to the Interest Reset Date (a "CD Rate Determination Date") and will be the rate for negotiable certificates of deposit having the Index Maturity designated in the applicable Pricing Supplement as published in H.15(519) under the heading "CDs (Secondary Market)." In the event that such rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date pertaining to such CD Rate Determination Date, then the Certificate of Deposit Rate will be the rate on such CD Rate Determination Date for negotiable certificates of deposit of the Index Maturity designated in the applicable Pricing Supplement as published in Composite Quotations under the heading "Certificates of Deposit." If by 3:00 P.M., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the Certificate of Deposit Rate will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Determination Date of three leading non-bank dealers (which may include one or more of the Agents or their affiliates) in negotiable U.S. dollar certificates of deposit in The City of New York selected by the Calculation Agent for negotiable certificates of deposit of major United States money center banks (in the market for negotiable certificates of deposit) with a remaining maturity closest to the Index Maturity designated in the applicable

Pricing Supplement in a denomination of U.S. $5,000,000; provided, however, that if the dealers selected as aforesaid by such Calculation Agent are not quoting offered rates as mentioned in this sentence, the Certificate of Deposit Rate for such Interest Reset Date will be the Certificate of Deposit Rate in effect on such CD Rate Determination Date.

 FEDERAL FUNDS RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "Federal Funds Rate" for each applicable Interest Reset Date will be determined by the Calculation Agent as of the second Business Day prior to such Interest Reset Date (a "Federal Funds Rate Determination Date") and will be the rate on such Federal Funds Rate Determination Date for Federal Funds as published in H.15(519) under the heading "Federal Funds (Effective)." In the event that such rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date pertaining to such Federal Funds Rate Determination Date, the Federal Funds Rate will be the rate on such Federal Funds Rate Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate." If by 3:00 P.M., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the Federal Funds Rate will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for transactions in overnight Federal Funds arranged by three leading brokers of Federal Funds transactions in The City of New York selected by the Calculation Agent as of 9:00 A.M., New York City time, on such Federal Funds Rate Determination Date; provided, however, that if the three brokers selected as aforesaid by the Calculation Agent are not quoting rates as mentioned in this sentence, the Federal Funds Rate for such Interest Reset Date will be the Federal Funds Rate in effect on such Federal Funds Rate Determination Date.

 PRIME RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "Prime Rate" for each applicable Interest Reset Date will be determined by the Calculation Agent as of the second Business Day prior to such Interest Reset Date (a "Prime Rate Determination Date") and will be the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date pertaining to the Prime Rate Determination Date, then the Calculation Agent shall determine the Prime Rate as the arithmetic mean of the rates of interest publicly announced by each bank that appears on the "Reuters Screen NYMF Page" as such bank's prime rate or base lending rate as in effect for such Prime Rate Determination Date. "Reuters Screen NYMF Page" means the display designated as page "NYMF" on the Reuter Monitor Money Rates Service (or such other page as may replace the NYMF Page on that service for the purpose of displaying prime rates or base lending rates of major United States banks). If fewer than four such rates but more than one such rate appear on the Reuters Screen NYMF Page for such Prime Rate Determination Date, the Calculation Agent shall determine the Prime Rate as the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business in The City of New York on such Prime Rate Determination Date by three major money center banks in The City of New York selected by the Calculation Agent. If fewer than two such rates appear on the Reuters Screen NYMF Page, the Calculation Agent shall determine the Prime Rate as the arithmetic mean on the basis of the prime rates quoted as of the close of business in The City of New York on such Prime Rate Determination Date by three substitute banks or trust companies that are organized and doing business under the laws of the United States or any state thereof, have total equity capital of at least U.S. $500,000,000 and are subject to supervision or examination by Federal or state authorities; provided, however, that if fewer than three such substitute banks or trust companies are quoting prime rates as mentioned in this sentence, the Prime Rate for such Interest Reset Date will be the Prime Rate in effect on such Prime Rate Determination Date.

 TREASURY RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "Treasury Rate" means, with respect to any Treasury Rate Determination Date (as defined below), the rate for the auction held on such

Treasury Rate Determination Date of direct obligations of the United States ("Treasury bills") having the Index Maturity designated in the applicable Pricing Supplement as published in H.15(519) under the heading "Treasury bills--auction average (investment)" or, if not so published by 9:00 A.M., New York City time, on the Calculation Date pertaining to such Treasury Rate Determination Date, the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the Index Maturity designated in the applicable Pricing Supplement are not published or reported as provided above by 3:00 P.M., New York City time, on such Calculation Date or if no such auction is held on such Treasury Rate Determination Date, then the Treasury Rate will be calculated by the Calculation Agent and shall be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury bills with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as mentioned in this sentence, the Treasury Rate for such Interest Reset Date will be the Treasury Rate in effect on such Treasury Rate Determination Date.

  The "Treasury Rate Determination Date" will be the day of the week in which the applicable Interest Reset Date falls on which Treasury bills would normally be auctioned. Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday; provided, however, that if such auction is held on the preceding Friday, such Friday will be the Treasury Rate Determination Date pertaining to the Interest Reset Date occurring in the next week; and, provided, further that if an auction falls on an Interest Reset Date, then such Interest Reset Date will be the first Business Day following such auction.

  Treasury Rate Notes, like other Notes, are not obligations of the United States government and are not guaranteed by the United States government.

 CMT RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "CMT Rate" for each applicable Interest Reset Date will be determined by the Calculation Agent as of the second Business Day prior to such Interest Reset Date (the "CMT Rate Determination Date"), and will be the rate displayed on the Designated CMT Telerate Page (as defined below) under the caption ". . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15 . . . Mondays Approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index (as defined below) for (i) if the Designated CMT Telerate Page is 7055, the rate on such CMT Rate Determination Date and (ii) if the Designated CMT Telerate Page is 7052, the week, or the month, as applicable, ended immediately preceding the week in which the applicable CMT Rate Determination Date occurs. If such rate is no longer displayed on the relevant page, or if not displayed by 3:00 P.M., New York City time, on the Calculation Date pertaining to such CMT Rate Determination Date, then the CMT Rate for such CMT Rate Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published in the relevant H.15(519), or if not published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such CMT Rate Determination Date, then the CMT Rate for such CMT Rate Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 P.M., New York City time, on the Calculation Date pertaining to such CMT Rate Determination Date, then the

CMT Rate for the CMT Rate Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on the CMT Rate Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent cannot obtain three such Treasury Note quotations, the CMT Rate for such CMT Rate Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on the CMT Rate Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least U.S. $100,000,000. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as described herein, the CMT Rate for such Interest Reset Date will be the CMT Rate in effect on such CMT Rate Determination Date. If two Treasury Notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

  "Designated CMT Telerate Page" means the display on the Dow Jones Telerate Service on the page specified in the applicable Pricing Supplement (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as published in H.15(519)), for the purpose of displaying Treasury Constant Maturities as published in H.15(519). If no such page is specified in the applicable Pricing Supplement, the Designated CMT Telerate Page shall be 7052, for the most recent week.

  "Designated CMT Maturity Index" means the original period to maturity of the Treasury Notes (either one, two, three, five, seven, ten, twenty or thirty years) specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Pricing Supplement, the Designated CMT Maturity Index shall be two years.

 11TH DISTRICT COST OF FUNDS RATE

  Unless otherwise specified in the applicable Pricing Supplement, the "11th District Cost of Funds Rate" for each applicable Interest Reset Date will be determined by the Calculation Agent as of the last Business Day of the month prior to such Interest Reset Date (the "11th District Rate Determination Date"), and will be the rate equal to the monthly weighted average cost of funds for the calendar month preceding such 11th District Rate Determination Date as set forth under the caption "11th District" on Telerate Page 7058 as of 11:00 A.M., San Francisco time, on such 11th District Rate Determination Date. If such rate does not appear on Telerate Page 7058 on any related 11th District Rate Determination Date, the 11th District Cost of Funds Rate for such 11th District Rate Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced by the Federal Home Loan Bank ("FHLB") of San Francisco as such cost of funds for the calendar month preceding the date of such announcement. If the FHLB of San Francisco fails to announce such rate for the calendar month next preceding such 11th District Rate Determination Date, then the 11th

District Cost of Funds Rate for such Interest Reset Date will be the 11th District Cost of Funds Rate then in effect on such 11th District Rate Determination Date.

RESET NOTES

  The Pricing Supplement relating to each Note will indicate whether CFC has the option with respect to such Note to reset the interest rate, in the case of a Fixed Rate Note, or to reset the Spread and/or Spread Multiplier, in the case of a Floating Rate Note (in each case, a "Reset Note"), and, if so, (i) the date or dates on which such interest rate or such Spread and/or Spread Multiplier, as the case may be, may be reset (each an "Optional Interest Reset Date") and (ii) the basis or formula, if any, for such resetting.

  CFC may exercise such option with respect to a Note by notifying the Trustee of such exercise at least 45 but not more than 60 calendar days prior to an Optional Interest Reset Date for such Note. If the Company so notifies the Trustee of such exercise, not later than 40 calendar days prior to such Optional Interest Reset Date the Trustee will send by telegram, telex, facsimile transmission or letter (first class, postage prepaid) to the Holder of such Note a notice (the "Reset Notice") indicating (i) that CFC has elected to reset the interest rate, in the case of a Fixed Rate Note, or the Spread and/or Spread Multiplier, in the case of a Floating Rate Note, (ii) such new interest rate or such new Spread and/or Spread Multiplier, as the case may be, and (iii) the provisions, if any, for redemption by CFC during the period from such Optional Interest Reset Date to the next Optional Interest Reset Date or, if there is no such next Optional Interest Reset Date, to the Stated Maturity Date of such Note (each such period, a "Subsequent Interest Period"), including the date or dates on which, or the period or periods during which, and the price or prices at which such redemption may occur during such Subsequent Interest Period.

  Notwithstanding the foregoing, not later than 20 calendar days prior to an Optional Interest Reset Date for a Note, CFC may, at its option, revoke the interest rate, in the case of a Fixed Rate Note, or the Spread and/or Spread Multiplier, in the case of a Floating Rate Note, provided for in the Reset Notice and establish a higher interest rate, in the case of a Fixed Rate Note, or a higher Spread and/or Spread Multiplier, in the case of a Floating Rate Note, for the Subsequent Interest Period commencing on such Optional Interest Reset Date by causing the Trustee to send by telegram, telex, facsimile transmission or letter (first class, postage prepaid) notice of such higher interest rate or higher Spread and/or Spread Multiplier, as the case may be, to the Holder of such Note. Such notice shall be irrevocable. All Notes with respect to which the interest rate or Spread and/or Spread Multiplier is reset on an Optional Interest Reset Date, and with respect to which Holders of such Notes have not surrendered such Notes for repayment (or have validly revoked any such surrender) pursuant to the next paragraph, will bear such higher interest rate, in the case of a Fixed Rate Note, or higher Spread and/or Spread Multiplier, in the case of a Floating Rate Note.

  If CFC elects prior to an Optional Interest Reset Date to reset the interest rate or the Spread and/or Spread Multiplier of a Note, the Holder of such Note will have the option to elect repayment of such Note by CFC on such Optional Interest Reset Date at a price equal to the principal amount thereof plus any accrued interest to such Optional Interest Reset Date. In order to obtain repayment of such Note to be so repaid on such Optional Interest Reset Date, the Holder thereof must follow the procedures set forth below under "Redemption and Repayment" for optional repayment, except that the period for delivery of such Note or notification to the Trustee shall be at least 25 but not more than 35 calendar days prior to such Optional Interest Reset Date. A Holder who has tendered a Note for repayment following receipt of a Reset Notice may revoke such tender for repayment by written notice to the Trustee received prior to 5:00 P.M., New York City time, on the 10th calendar day prior to such Optional Interest Reset Date.

EXTENSION OF MATURITY

  The Pricing Supplement relating to each Note will indicate whether the Company has the option to extend the Stated Maturity Date of such Note for one or more periods of one to five whole years (each such period, an "Extension Period") up to but not beyond the date (the "Final Stated Maturity Date") set forth in such Pricing Supplement.

  CFC may exercise such option with respect to a Note by notifying the Trustee of such exercise at least 45 but not more than 60 calendar days prior to the Stated Maturity Date of such Note in effect prior to the exercise of such option (the "Current Stated Maturity Date"). If CFC so notifies the Trustee of such exercise, not later than 40 calendar days prior to the Current Stated Maturity Date the Trustee will send by telegram, telex, facsimile transmission or letter (first class, postage prepaid) to the Holder of such Note a notice (the "Extension Notice") relating to such Extension Period, indicating (i) that CFC has elected to extend the Current Stated Maturity Date of such Note, (ii) the new Stated Maturity Date and the Final Stated Maturity Date, (iii) in the case of a Fixed Rate Note, the interest rate applicable to the Extension Period or, in the case of a Floating Rate Note, the Spread and/or Spread Multiplier applicable to the Extension Period, and (iv) the provisions, if any, for redemption by CFC during the Extension Period, including the date or dates on which, or the period or periods during which, and the price or prices at which such redemption may occur during the Extension Period. Upon the sending by the Trustee of an Extension Notice to the Holder of a Note, the Current Stated Maturity Date of such Note shall be extended automatically, and, except as modified by the Extension Notice and as described in the next two paragraphs, such Note will have the same terms as prior to the sending of such Extension Notice.

  Notwithstanding the foregoing, not later than 20 calendar days prior to the Current Stated Maturity Date of a Note, CFC may, at its option, revoke the interest rate, in the case of a Fixed Rate Note, or the Spread and/or Spread Multiplier, in the case of a Floating Rate Note, provided for in the Extension Notice and establish a higher interest rate, in the case of a Fixed Rate Note, or a higher Spread and/or Spread Multiplier, in the case of a Floating Rate Note, for the Extension Period by causing the Trustee to send by telegram, telex, facsimile transmission or letter (first class, postage prepaid) notice of such higher interest rate or higher Spread and/or Spread Multiplier, as the case may be, to the Holder of such Note. Such notice shall be irrevocable. All Notes with respect to which the Current Stated Maturity Date is extended, and with respect to which the Holders of such Notes have not surrendered such Notes for repayment (or have validly revoked any such surrender) pursuant to the next paragraph, will bear such higher interest rate, in the case of a Fixed Rate Note, or higher Spread and/or Spread Multiplier, in the case of a Floating Rate Note, for the Extension Period.

  If CFC elects to extend the Current Stated Maturity Date of a Note, the Holder of such Note will have the option to elect repayment of such Note by CFC on the Current Stated Maturity Date at a price equal to the principal amount thereof plus any accrued interest to the Current Stated Maturity Date. In order for a Note to be so repaid on the Current Stated Maturity Date, the Holder thereof must follow the procedures set forth below under "Redemption and Repayment" for optional repayment, except that the period for delivery of such Note or notification to the Trustee shall be at least 25 but not more than 35 calendar days prior to the Current Stated Maturity Date. A Holder who has tendered a Note for repayment following receipt of an Extension Notice may revoke such tender for repayment by written notice to the Trustee received prior to 5:00 P.M., New York City time on the 10th calendar day prior to the Current Stated Maturity Date.

RENEWABLE NOTES

  If so indicated in the applicable Pricing Supplement, the term of all or any portion of a Note may be renewed beyond the Stated Maturity Date by the Holder in accordance with the procedures described in such Supplement.

COMBINATION OF PROVISIONS

  If so specified in the applicable Pricing Supplement, any Note may be subject to all of the provisions, or any combination of the provisions, described above under "Reset Notes," "Extension of Maturity" and "Renewable Notes."

BOOK-ENTRY NOTES

  Upon issuance, all Book-Entry Notes having the same Specified Currency, Issue Date, Stated Maturity Date, redemption and/or repayment provisions, if any, reset and/or extension provisions, if any, Interest Payment Dates, if any, and, in the case of Fixed Rate Notes, interest rate or, in the case of Floating Rate Notes, Base Rate or Rates, Initial Interest Rate, Index Maturity, Interest Reset Dates, Spread and/or Spread Multiplier, if any, Minimum Interest Rate, if any, and/or Maximum Interest Rate, if any, will be represented by one or more global securities (each, "Global Note"). Each Global Note representing Book-Entry Notes will be deposited with, or on behalf of, DTC, or such other depositary as is specified in the Pricing Supplement (the "Depositary"), and registered in the name of a nominee of such Depositary. Global Notes may not be transferred except as a whole by the applicable Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor of such Depositary or a nominee of such successor.

  Book-Entry Notes will not be exchangeable for Certificated Notes and, except under the limited circumstances described below, will not otherwise be issuable in definitive form.

  DTC has advised CFC and the Agents as follows:

    DTC will initially act as securities depository for the Global Notes. The Global Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Global Note will be issued with respect to each $200,000,000 of principal amount of Notes.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with it. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of securities under DTC's system must be made by or through Direct Participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each security (a "beneficial owner") is in turn recorded on the Direct Participant's and Indirect Participant's records. Beneficial owners will not receive written confirmation from DTC of their purchase, but such beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

    To facilitate subsequent transfers, all securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners is governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. If less than all of the securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to securities. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal, premium, if any, and interest payments on the securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the applicable Paying Agent, or CFC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the applicable Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct Participants and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the Global Notes at any time by giving reasonable notice to CFC, the Trustee or the applicable Paying Agent. Under such circumstances, in the event that a successor securities depository is not obtained, the Global Notes are required to be printed and delivered.

    CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the Global Notes will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that CFC believes to be reliable, but CFC takes no responsibility for the accuracy thereof.

  So long as the Depositary for a Global Note, or its nominee, is the registered owner of such Global Note, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Book-Entry Notes represented by such Global Note for all purposes under the Indenture governing such Book-Entry Notes. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, those of the Participant through which such person owns its interests, in order to exercise any rights of a Holder under the Indenture or such Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

  Principal, premium, if any, and interest payments on Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Note representing such Book-Entry Notes. None of CFC, the Trustee, the Calculation Agent, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Book-Entry Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  If the Depositary is at any time unwilling, unable or ineligible to continue as Depositary and a successor Depositary is not appointed by CFC within sixty days or if an Event of Default under the Indenture has occurred and is continuing, CFC will issue Certificated Notes in exchange for the Global Note or Notes representing such Book-Entry Notes. In addition, CFC may at any time and in its sole discretion determine not to have any Notes in registered form represented by one or more Global Notes and, in such event, will issue Certificated Notes in exchange for all Global Notes representing such Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Certificated Notes represented by such Global Note equal in principal amount to such beneficial interest and to have such Notes registered in its name.

REDEMPTION AND REPAYMENT

  If so specified in the applicable Pricing Supplement, CFC may at its option on and after the Initial Redemption Date, if any, set forth in a Note redeem such Note in whole or, from time to time, in part in increments of $1,000 (provided that any remaining principal amount thereof shall not be less than $100,000 (or such other amount in a foreign currency or currency unit as is specified in the applicable Pricing Supplement), or, if another minimum denomination is set forth in the applicable Pricing Supplement, then such minimum denomination) at the sum of (i) 100% of the unpaid principal amount thereof or the portion thereof redeemed (or, if such Note is an Original Issue Discount Security (as defined below), the Amortized Face Amount (as defined below) determined as of the Redemption Date as provided below), plus (ii) the Initial Redemption Percentage specified in the applicable Pricing Supplement (as adjusted by the Annual Redemption Percentage Reduction, if applicable) multiplied by the unpaid principal amount or the portion thereof redeemed (or, if such Note is an Original Issue Discount Security, the Issue Price thereof, net of any portion of such Issue Price which has been deemed paid prior to redemption (by reason of any payments, other than a payment of qualified stated interest, in excess of the original issue discount accrued to the date of such payment), or the portion of such Issue Price (or such net amount) proportionate to the portion of the unpaid principal amount of the Note redeemed), plus (iii) accrued interest to the Redemption Date (or, if such Note is an Original Issue Discount Security, any accrued interest to the Redemption Date the payment of which would constitute qualified stated interest payments within the meaning of Treasury Regulation Section 1.1273-1(c) under the Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date hereof). Such Initial Redemption Percentage shall decline at each anniversary of the Initial Redemption Date by an amount equal to the Annual Redemption Percentage Reduction, if any, specified in the applicable Pricing Supplement, until the Initial Redemption Percentage equals zero percent. CFC may exercise such option by causing the Trustee to mail a notice of such redemption to the Holder of such Note not less than 30 but not more than 60 days prior to the Redemption Date. In the event of redemption of such Note in part only, a new Note or Notes for the unredeemed portion thereof shall be issued in the name of the Holder thereof upon the cancellation thereof. If less than all of the Notes with like tenor and terms to such Note are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

  An "Original Issue Discount Security" means any Note that has been issued at an Issue Price lower, by an amount that equals or exceeds a de minimis amount (as determined under United States Federal income tax rules applicable to original issue discount instruments), than the principal amount thereof. The "Amortized Face Amount" of such Note shall be the amount equal to the sum of
(a) the Issue Price plus (b)
the aggregate of the portions of the original issue discount (the excess of the amounts considered as part of the "stated redemption price at maturity" of such Note within the meaning of Section 1273(a)(2) of the Code, whether denominated as principal or interest, over the Issue Price of such Note) which shall theretofore have accrued pursuant to Section 1272 of the Code (without regard to Section 1272(a)(7) of the Code) from the Issue Date of such Note to the date of determination, minus (c) any amount considered as part of the "stated redemption price at maturity" of such Note which has been paid on such Note from the Issue Date to the date of determination. If a Note is an Original Issue Discount Security, the amount payable in the event of acceleration of the maturity thereof shall be the Amortized Face Amount, plus accrued but unpaid qualified stated interest as defined in clause (iii) of the first sentence of the preceding paragraph.

  If so specified in the applicable Pricing Supplement, the Notes will be repayable by CFC in whole or in part at the option of Holders thereof on their respective Optional Repayment Dates specified in such Pricing Supplement. If no Optional Repayment Date is specified with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to the Stated Maturity Date. Any repayment in part will be in increments of $1,000 (provided that any remaining principal amount thereof shall be at least the minimum denomination). Unless otherwise specified in the applicable Pricing Supplement, the repayment price for any Note to be repaid means an amount equal to the sum of (i) 100% of the unpaid principal amount thereof or the portion to be repaid thereof plus
(ii) accrued interest to the Repayment Date. For any Note to be repaid, such Note must be received, together with the form thereon entitled "Option to Elect Repayment" duly completed, by the Trustee at its Corporate Trust Office (or such other address of which CFC shall from time to time notify the Holders) not more than 60 nor less than 30 days prior to the Repayment Date. Exercise of such repayment option by the Holder will be irrevocable, except as otherwise provided above under "--Reset Notes" and "--Extension of Maturity."

  While the Book-Entry Notes are represented by the Global Notes held by or on behalf of the Depositary, and registered in the name of the Depositary or the Depositary's nominee, the option for repayment may be exercised by the Depositary, acting on behalf of each applicable Participant who is, in turn, acting on behalf of the beneficial owners of the Global Note or Notes representing such Book-Entry Notes, by delivering a written notice substantially similar to the above mentioned form to the Trustee at its Corporate Trust Office (or such other address of which CFC shall from time to time notify the Holders), not more than 60 nor less than 30 days prior to the Repayment Date. Notices of elections from the Depositary must be received by the Trustee by 5:00 P.M., New York City time, on the last day for giving such notice. In order to ensure that a notice is received by the Trustee on a particular day, the beneficial owner of the Global Note or Notes representing such Book-Entry Notes must so direct the applicable Participant before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of the Global Note or Notes representing Book-Entry Notes should consult the Participants through which they own their interest therein for the respective deadlines for such Participants. All instructions given to Participants from beneficial owners of Global Notes relating to the option to elect repayment shall be irrevocable, except as otherwise provided above under "--Reset Notes" and "--Extension of Maturity." In addition, at the time such instructions are given, such beneficial owners shall cause the applicable Participant to transfer such beneficial owner's interest in the Global Note or Notes representing the related Book-Entry Notes, on the Depositary's records, to the Trustee. See "--Book-Entry Notes" above.

  CFC or CCI may purchase Notes in the open market by tender or contract. Notes so purchased may be held, resold or surrendered to the Trustee for cancellation.

  If applicable, CFC will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws or regulations in connection with any such repayment.

GUARANTEES

  The Notes will be unconditionally guaranteed by CCI as to payment of principal, premium, if any, and interest, when and as the same shall become due and payable, whether at maturity or upon redemption or repayment or otherwise. See "Description of Debt Securities and Guarantees" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general summary of certain of the anticipated United States Federal income tax consequences of the purchase, ownership and disposition of Notes.

  The summary is for general information only and is based on the Code, the Treasury Regulations promulgated or proposed thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretations. Holders of Notes should be aware that on December 15, 1994, the Internal Revenue Service released proposed amendments to the Treasury Regulations. If adopted, these amendments would generally be effective for debt instruments issued 60 days or more after the date on which such proposed amendments are finalized.

  The tax treatment of a holder of the Notes may vary depending upon the particular situation of the holder. The summary is limited to investors who will hold the Notes as "capital assets" within the meaning of Section 1221 of the Code and does not deal with holders in special tax situations (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, or holders who will hold Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes), who may be subject to special rules not discussed below. The summary does not apply to holders that are not United States Holders (defined below). The summary is applicable to initial purchasers of Notes only and does not address subsequent purchasers. The discussion below also does not address the effect of any United States, state, local or foreign tax law on a holder of Notes. As used herein, the term "United States Holder" means an individual who is a citizen or resident of the United States, a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof, or an estate or trust that is subject to United States Federal income taxation without regard to the source of its income.

  The summary does not constitute, and should not be considered as, legal or tax advice to prospective holders of Notes. Each prospective holder of Notes should consult a tax advisor as to the particular tax consequences of holding Notes to such holder, including the applicability and effect of any state, local or foreign tax laws.

PAYMENTS OF INTEREST

  Interest on a Note, other than interest on a Discount Note (defined below under "Original Issue Discount") that is not a "qualified stated interest" payment (also as defined under "Original Issue Discount"), will be taxable to a holder as ordinary interest income at the time it is accrued or is received in accordance with the holder's method of accounting for tax purposes. If interest is paid in a Specified Currency other than U.S. dollars ("Foreign Currency"), the amount of interest income realized by a holder will be the U.S. dollar value of (a) in the case of a cash basis holder, the Foreign Currency received (based on the spot rate in effect on the date of receipt), or (b) in the case of an accrual basis holder, the Foreign Currency accrued during an interest accrual period, or partial interest accrual period (based on (i) the average exchange rate in effect during the accrual period, (ii) the spot rate on the last day of the accrual period or (iii) the spot rate on the payment date, if such date is within five business days of the last day of the accrual period), in each case, regardless of whether the payment is in fact converted into U.S. dollars. In the case of an accrual basis holder, at the time the interest accrued is received, the holder will realize exchange gain or loss, taxable as ordinary income or loss, equal to the difference, if any, between the amount of Foreign Currency received with respect to such accrual period (translated into U.S. dollars at the spot rate in effect on the date the interest is received) and the amount of interest on the Note included in income. The Federal income tax consequences of the disposition of Foreign Currency received as interest are described below under "--Exchange of Amounts in Foreign Currency."

ORIGINAL ISSUE DISCOUNT

  General. A Note will be treated as issued at an original issue discount (a "Discount Note") if the excess of the "stated redemption price at maturity" of the Note over its issue price (defined as the first price at which a substantial amount of Notes of the same issue is sold to the public) equals or exceeds a de minimis amount (generally 1/4 of 1 percent of the Note's stated redemption price at maturity multiplied by the number of complete years from the issue date to maturity). "Stated redemption price at maturity" is the total of all payments provided by the Note that are not payments of "qualified stated interest." A "qualified stated interest" payment is a payment of stated interest that is unconditionally payable in cash or property (other than debt instruments of CFC) at least annually during the entire term of the Note, including short periods, with respect to a Floating Rate Note, at certain specified types of variable rates (as discussed below) or, with respect to a Fixed Rate Note, at a single fixed rate. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the intervals between payments. Stated interest that exceeds qualified stated interest is included in the Note's stated redemption price at maturity.

  Holders of Discount Notes having a maturity of more than one year from their date of issue will be required to include original issue discount in income as it accrues, which can result in recognition of income before the receipt of cash attributable to such income. The amount of original issue discount includable in income by the holder of such a Discount Note is the sum of the daily portions of original issue discount with respect to the Discount Note for each day during the taxable year or portion of the taxable year in which it holds such Discount Note ("accrued original issue discount"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the original issue discount that accrued in such period (the excess of (a) the product of the Discount Note's adjusted issue price at the beginning of the accrual period and its yield to the maturity, appropriately adjusted for the length of the period, over (b) the sum of the qualified stated interest payments, if any, payable during the accrual period). The "accrual period" for a Discount Note may be of any length and may vary in length over the term of a Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or the last day of an accrual period. The "adjusted issue price" of a Discount Note at the start of any accrual period is the sum of the issue price of the Note plus the accrued original issue discount for each prior accrual period minus any prior payments on the Note that were not qualified stated interest payments. Holders of Notes with a de minimis amount of original issue discount must include a proportionate amount of each payment of stated principal received in respect of the Notes in income as capital gain.

  Floating Rate Notes. If a Floating Rate Note that otherwise qualifies as a "variable rate debt instrument" under the applicable Treasury Regulations provides for stated interest at a single "qualified floating rate" or a single "objective rate" (each as defined in the Treasury Regulations) that is unconditionally payable in cash or property (other than debt instruments of CFC), or that will be constructively received, at least annually, then all payments of stated interest with respect to such Note will be "qualified stated interest." The amount of original issue discount (if any) with which such a
Note is issued will be determined under the rules discussed above by assuming that the Floating Rate Note pays stated interest at the appropriate fixed rate substitute (generally, the value, as of the Issue Date, of the floating rate, or in the case of certain Floating Rate Notes, a fixed rate that reflects the yield that is reasonably expected for such Notes).

  The Treasury Regulations provide additional rules for Floating Rate Notes that qualify as variable rate debt instruments and that provide for stated interest at more than one floating rate or at a fixed rate for a portion of its term. In certain cases, such Floating Rate Notes that are not issued at a discount may be deemed to bear original issue discount for Federal income tax purposes, with the result that inclusion of original issue discount in gross income for Federal income tax purposes may vary from the cash payments of interest received on such Notes, generally accelerating income for cash method taxpayers. For example, under the Treasury Regulations, a Floating Rate Note may be a Discount Note where (a) it bears interest at a floating rate followed by another floating rate and, as of the Issue Date, the values of the two floating rates differ, or (b) it bears interest at a fixed rate followed by a floating rate (or vice versa) and, as of the Issue Date, the value of the floating rate differs from the fixed rate. The tax treatment of a United States Holder of a Floating Rate Note ultimately will depend upon the precise terms of the Notes offered; consequently, the proper tax treatment of such Notes will be more fully described in the applicable Pricing Supplement.

  A Floating Rate Note that does not qualify as a variable rate debt instrument under the Treasury Regulations will be treated as a contingent payment obligation. For example, a Floating Rate Note will not qualify as a variable rate debt instrument under the Treasury Regulations if, among other things, it provides for either a minimum rate of interest or a maximum rate of interest that, in either case, is not fixed throughout its term and is reasonably expected, as of the Issue Date, to cause the yield on the Note to be significantly more or less than the yield determined without regard to the minimum or maximum rate of interest. The Treasury Regulations governing the treatment of contingent payment obligations currently are only in proposed form. The tax treatment of a Floating Rate Note that is treated as a contingent payment obligation will be more fully described in the applicable Pricing Supplement.

  Any determination of the type described above made by CFC when a Note is issued may be subject to subsequent changes and clarifications of applicable law or to challenge by the Internal Revenue Service.

  Optional Redemption. An unconditional option of CFC or a Holder to redeem a Note prior to the Maturity Date will be presumed to be exercised if, by utilizing any date on which the Note may be redeemed as its maturity date and the amount payable on that date in accordance with the terms of the Note (the "redemption price") as its stated redemption price at maturity, the yield on the Note is lower than its yield to maturity in the case of an option exercisable by CFC (or, in the case of an option exercisable by a Holder, is greater than its yield to maturity). If such an option is not in fact exercised when presumed to be, solely for purposes of accruing original issue discount, the Note will be treated as if it were redeemed, and a new Note issued, on the presumed exercise date for an amount equal to its adjusted issue price on that date.

  Short-Term Notes. A Note that matures one year or less from the date of its issuance (a "Short-Term Note") will be treated as having been issued at an original issue discount equal to the excess of the total principal and interest payments on the Note over its issue price. In general, an individual or other cash basis holder of a Short-Term Note is not required to currently include in income accrued original issue discount for United States Federal income tax purposes unless it elects to do so. Accrual basis holders and certain other holders are required to include in income accrued original issue discount on Short-Term Notes on a straight-line basis unless an irrevocable election is made to include in income accrued original issue discount under the constant yield method (based on daily compounding). In the case of a holder not required and not electing to include accrued original issue discount in income currently, any gain realized on the sale or retirement of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis (or, at the holder's irrevocable election, under a constant yield method, based on daily compounding) through the date of sale or retirement. A holder who is not required and does not elect to include in income accrued original issue discount on a Short-Term Note will be required to defer deduction of a portion of the holder's interest expense with respect to any indebtedness incurred or maintained to purchase or carry the Note.

  Foreign Currency Denominated Discount Notes. In the case of a Discount Note denominated in a Foreign Currency, for purposes of calculating original issue discount, a holder should: (i) calculate the amount and accrual of original issue discount in respect of the Note in the Foreign Currency; (ii) determine the U.S. dollar amount of original issue discount includable in income for each accrual period by translating the Foreign Currency amounts into U.S. dollars based on the average exchange rate in effect during that accrual period or based on the spot rate (A) on the last day of the relevant accrual period (or partial accrual period) or (B) on the payment date, if such date is within five business days of the last day of the accrual period; and (iii) recognize any Foreign Currency gain or loss when the original issue discount is received to the extent of the difference between the amount determined pursuant to clause (ii) above and the U.S. dollar value of such payment determined by translating the Foreign Currency at the spot rate in effect on the date of payment. The Federal income tax consequences of the disposition of any Foreign Currency received are described below under "--Exchange of Amounts in Foreign Currency." For these purposes, all receipts with respect to a Note will be treated first as the receipt of periodic interest (determined under Section 1273 of the Code and the Treasury Regulations), second as payments of previously accrued original issue discount (to the extent thereof, with payments treated as made for the earliest accrual periods first), and thereafter as the receipt of principal.

NOTES PURCHASED AT A PREMIUM

  A holder that purchases a Note for an amount in excess of its principal amount may elect to treat that excess as "amortizable bond premium," in which case the amount required to be included in the holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note's yield to maturity) to that year. Any such election would apply to all bonds (other than bonds the interest on which is excludable from gross income) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and is irrevocable without the consent of the Internal Revenue Service. Amortizable bond premium on a Note denominated in a Foreign Currency will, if a holder so elects, reduce the amount of Foreign Currency interest income on the Note. An electing holder will recognize exchange gain or loss at the time it offsets the portion of the premium amortized with respect to any period against the interest income for such period, by treating such portion as a return of principal.

ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE DISCOUNT

  A holder may elect to treat all interest on any Note as original issue discount and calculate the amount includible in gross income under the constant yield method described above. For the purposes of this election, interest includes stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. The election is made for the year in which the holder acquired the Note, and may not be revoked without the consent of the Internal Revenue Service.

PURCHASE, SALE AND RETIREMENT OF THE NOTES

  A holder's tax basis in a Note will be its cost, increased by the amount of any original issue discount included in the holder's income with respect to the Note and reduced by the amount of any cash payments on the Note that are not qualified stated interest payments and by the amount of any amortizable bond premium applied to reduce interest on the Note. In the case of a Note denominated, and purchased, in a Foreign Currency, the holder's initial tax basis will be the U.S. dollar value of the Foreign Currency on the date of purchase of the Note.

  A holder will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the holder's tax basis in the Note. The amount realized on a sale or retirement for an amount in a Foreign Currency will be the U.S. dollar value of that currency on the date, determined in accordance with the holder's method of accounting, that such Foreign Currency is deemed received.

  As a general rule (with the exception of amounts attributable to accrued but unpaid interest, amounts attributable to changes in exchange rates, and amounts received with respect to certain Short-Term Notes), gain or loss recognized on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year. Gain or loss recognized by a holder on the sale or retirement of a Note denominated in a Foreign Currency will be treated as ordinary income or loss to the extent such gain or loss is attributable to changes in exchange rates. Gain or loss attributable to changes in exchange rates will be calculated by multiplying the holder's tax basis in a Note by the change in exchange rates between the date that the holder acquired the Note and the date on which the amount realized on its sale or retirement is due or received, in accordance with the holder's method of accounting. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

  If Treasury Regulations proposed on March 17, 1992 are finalized in their current form, certain United States Holders will be able to elect to apply mark-to-market treatment to all foreign currency denominated financial transactions they enter into, including the Notes, for purposes of determining the amount and timing of foreign currency gain or loss to be recognized on the Notes. Under these proposed regulations, similar non-elective rules will apply with respect to the determination of foreign currency gain or loss on Notes denominated in certain hyperinflationary currencies.

EXCHANGE OF AMOUNTS IN FOREIGN CURRENCY

  Foreign Currency received on the sale or retirement of a Note will have a tax basis equal to the U.S. dollar value of that currency on the date received. An accrual basis holder may realize exchange gain or loss upon receipt of such Foreign Currency, if the date of receipt differs from the date such Foreign Currency is deemed received. Foreign Currency received as interest on a Note will have a tax basis equal to its U.S. dollar value on the date such interest was received. Foreign Currency which is purchased generally will have a tax basis equal to the U.S. dollar cost of acquisition. Any gain or loss recognized on a sale or other disposition of Foreign Currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss. Accordingly, a holder that converts U.S. dollars to a Foreign Currency and immediately uses that Foreign Currency to purchase a Note denominated in the same currency normally will not recognize gain or loss in connection with such conversion and purchase. However, a holder that purchases a Note with previously owned Foreign Currency may recognize ordinary income or loss in an amount equal to the difference between the holder's tax basis in the Foreign Currency and the U.S. dollar value of the Note on the date of purchase.

BACKUP WITHHOLDING

  A holder of a Note may be subject to backup withholding at a rate of 31% with respect to payments of principal and any premium or interest (including original issue discount) made on the Note or the proceeds of a sale or exchange of the Note before maturity unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Note that does not provide CFC, or its agent, with a correct taxpayer identification number or an adequate basis for exemption may be subject to penalties imposed by the Internal Revenue Service. The backup withholding tax is not an additional tax and will be credited against a holder's United States Federal income tax liability provided the required information is furnished to the Internal Revenue Service.

                         PLAN OF DISTRIBUTION OF NOTES

  Under the terms of a Selling Agency Agreement (the "Agency Agreement"), the Notes are offered on a continuous basis by CFC through Lehman Brothers, Lehman Brothers Inc. (including its affiliate, Lehman Government Securities Inc.), Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc (the "Agents"), each of which has agreed to use its reasonable best efforts to solicit purchases of the Notes. CFC will pay to each Agent a commission, in the form of a discount, ranging
from    % to    % of the principal amount of any Note, depending on its
maturity, sold
through such Agent, except that the commission payable by CFC to the Agents with respect to Notes with maturities of greater than 30 years will be negotiated at the time CFC issues such Notes. Each Agent will have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by such Agent.

  CFC will have the sole right to accept offers to purchase Notes and may reject any such offer in whole or in part. CFC also may sell Notes to an Agent, acting as principal, at a discount to be agreed upon at the time of sale, for resale to one or more investors or other purchasers at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent or, if so specified in the applicable Pricing Supplement, for resale at a fixed public offering price. CFC reserves the right to sell Notes from time to time directly on its own behalf to investors or through other agents, dealers or underwriters; if CFC grants any discount or pays any commission to such persons, such discount or commission will be disclosed in the applicable Pricing Supplement.

  In addition, the Agents may offer the Notes they have purchased as principal to other dealers. The Agents may sell Notes to any dealer at a discount and such discount allowed to any dealer may be all or part of the discount to be received by such Agent from CFC. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of identical maturity, and may be resold by the Agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at fixed prices or at varying prices as described above. After the initial public offering of Notes to be resold to investors and other purchasers, the public offering price (in the case of Notes to be resold on a fixed price basis), concession and discount may be changed.

  Payment of the purchase price of the Notes will be required to be made in immediately available funds in The City of New York.

  The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). CFC has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments an Agent may be required to make in respect thereof. CFC has agreed to reimburse the Agents for certain expenses, including fees and disbursement of counsel to the Agents.

  CFC has been advised by the Agents that they may from time to time purchase and sell Notes in the secondary market, but that they are not obligated to do so. No assurance can be given that there will be a secondary market for the Notes or liquidity in the secondary market if one develops.

                          VALIDITY OF SECURITIES

  The validity of the Notes will be passed upon for CFC and CCI by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York. The statements under "Certain Federal Income Tax Considerations," to the extent they constitute statements of law, are set forth herein in reliance upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Edwin Heller, whose professional corporation is a member of Fried, Frank, Harris, Shriver & Jacobson, is a director of CCI. Brown & Wood, New York, New York will serve as counsel to the Agents. Brown & Wood also serves as counsel for CWMBS, Inc., a wholly owned subsidiary of CCI, in connection with offerings of mortgage pass-through certificates, and as counsel to CWM Mortgage Holdings, Inc.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 12, 1995

PROSPECTUS

                              LOGO Countrywide SM
                            -----------------------
                            Credit Industries, Inc.

               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

                        COUNTRYWIDE FUNDING CORPORATION

                                DEBT SECURITIES
              PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST
                         UNCONDITIONALLY GUARANTEED BY
                      COUNTRYWIDE CREDIT INDUSTRIES, INC.

                                  -----------

  Countrywide Credit Industries, Inc. (the "Company" or "CCI") may offer, from time to time, together or separately, (i) shares of its common stock, $.05 par value per share (the "Common Stock"), (ii) shares of its preferred stock, $.05 par value per share (the "Preferred Stock") and (iii) debt securities (the "Company Debt Securities"), in each case, in amounts, at prices and on the terms to be determined at the time of the offering. In addition, Countrywide Funding Corporation, a wholly owned subsidiary of the Company ("CFC"), may offer, from time to time, its debt securities (the "CFC Debt Securities", and together with the Company Debt Securities, the "Debt Securities"), which will be unconditionally guaranteed (the "Guarantees") as to payment of principal, premium, if any, and interest by the Company (in its capacity as guarantor, the "Guarantor"), in the amounts, at prices and on the terms to be determined at the time of the offering. The Common Stock, Preferred Stock and Debt Securities are collectively called the "Securities."

  The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will have an aggregate public offering price of up to $750,000,000 (or the equivalent thereof, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company or CFC, as the case may be). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares offered, the public offering price and other terms of the offering and sale thereof, (ii) in the case of Preferred Stock, the specific title, the aggregate number of shares offered, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, and the public offering price and other terms of the offering and sale thereof and (iii) in the case of Debt Securities, the specific title, the aggregate principal amount, aggregate offering price, the denomination, the maturity, the premium, if any, the interest rate (which may be fixed, floating or adjustable), if any, the time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or CFC, as the case may be, or repayment at the option of the holder, any sinking fund provisions, the terms for any conversion or exchange into other Securities or property, any other special terms, and the public offering price and other terms of the offering and sale thereof. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

  The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "CCR." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance.

  Unless otherwise specified in a Prospectus Supplement, the Debt Securities and any Guarantees, when issued, will be unsecured and unsubordinated obligations of the Company or CFC, as the case may be, and will rank equally with all other unsecured and unsubordinated indebtedness of the Company or CFC, as the case may be.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION, NOR  HAS THE SECURI-
  TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
              THE CONTRARY IS UNLAWFUL.

                                  -----------

  The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

                                  -----------
                  The date of this Prospectus is       , 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF ANY CLASS OR SERIES OF SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information as of particular dates concerning its directors and officers and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N. W., Washington, D.C. 20549 and at its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at its principal office in Washington, D.C. at prescribed rates. The Common Stock is listed on the New York and Pacific Stock Exchanges. Reports, proxy material and other information concerning securities of the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York; and the Pacific Stock Exchange, Inc., 115 Sansome Street, San Francisco, California.

  This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") filed by the Company and CFC with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company, CFC and the Securities, reference is made to the Registration Statement, including the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  There is incorporated herein by reference the following documents of the Company heretofore filed by it with the Commission: (1) Annual Report on Form 10-K for the year ended February 28, 1995; and (2) Current Report on Form 8-K dated June 12, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus or any Prospectus Supplement and prior to the termination of the offering of the Securities are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom this Prospectus or any Prospectus Supplement is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus or any Prospectus Supplement incorporates). Requests for copies of such documents should be directed to Countrywide Credit Industries, Inc., 155 North Lake Avenue, P. O. Box 7137, Pasadena, California 91109-7137, telephone (818) 304-8400,
Attention: Investor Relations.

                              THE COMPANY AND CFC

COUNTRYWIDE CREDIT INDUSTRIES, INC.

  Countrywide Credit Industries, Inc. (the "Company", "CCI" or, in its capacity as guarantor of the CFC Debt Securities (as defined below), the "Guarantor") is a holding company which through its principal subsidiary, Countrywide Funding Corporation ("CFC"), is engaged primarily in the mortgage banking business. CCI, through its other wholly owned subsidiaries, offers products and services complementary to its mortgage banking business. A subsidiary of CCI sells mortgage-backed securities, primarily on an odd-lot basis (i.e., in denominations between $25,000 and $1,000,000), to broker-dealers and also sells subordinate interests in mortgage-backed securities evidencing interests in whole mortgage loans to institutional investors. In addition, a subsidiary of CCI receives fee income for managing the operations of CWM Mortgage Holdings, Inc. ("CWM"), a real estate investment trust whose shares are traded on the New York Stock Exchange. CWM conducts real estate lending activities and has an affiliate engaged in the operation of a jumbo and non-conforming mortgage loan conduit. CCI also has a subsidiary which acts as an agent in the sale of homeowners, fire, flood, earthquake, mortgage life and disability insurance to CFC's mortgagors in connection with CFC's mortgage banking operations. Another subsidiary of CCI earns fee income by brokering servicing contracts owned by other mortgage lenders and loan servicers. CCI has recently begun operating a title agent business through newly formed subsidiaries.

  CCI is a Delaware corporation, and was originally incorporated in New York under the name of OLM Credit Industries, Inc. in 1969. Its principal executive offices are located at 155 North Lake Avenue, P. O. Box 7137, Pasadena, California 91109-7137, and its telephone number is (818) 304-8400.

COUNTRYWIDE FUNDING CORPORATION

  CFC is engaged primarily in the mortgage banking business and as such originates, purchases, sells and services mortgage loans. CFC's mortgage loans are principally first-lien mortgage loans secured by single-(one to four) family residences. CFC also offers home equity loans both in conjunction with newly produced first-lien mortgages and as a separate product. The principal sources of revenue of CFC are (i) loan origination fees; (ii) gains from the sale of loans, if any; (iii) interest earned on mortgage loans during the period that they are held by CFC pending sale, net of interest paid on funds borrowed to finance such mortgage loans; (iv) loan servicing fees; and (v) interest benefit derived from the custodial balances associated with CFC's servicing portfolio.

  CFC produces mortgage loans through three separate divisions. The Consumer Markets Division originates loans through a nationwide network of retail branch offices and direct contact with consumers. Through the Wholesale Division, CFC originates and purchases loans through mortgage loan brokers. Through the Correspondent Division, CFC purchases loans primarily from other mortgage bankers, savings and loan associations, commercial banks, credit unions and other financial intermediaries. CFC customarily sells all loans that it originates or purchases. Substantially all loans sold by CFC are sold without recourse, subject, in the case of loan guaranties by the Veterans Administration ("VA"), to the limits of such guaranties.

  CFC services on a non-recourse basis substantially all of the mortgage loans that it originates or purchases. In addition, CFC purchases bulk servicing contracts, also on a non-recourse basis, to service single-family residential mortgage loans originated by other lenders. Servicing mortgage loans includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and hazard insurance, making any physical inspections of the property, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. CFC receives fee income for servicing mortgage loans ranging generally from 1/4% to 1/2% per annum on the declining principal balances of the loans. CFC has in the past and may in the future sell to other mortgage servicers a portion of its portfolio of loan servicing rights.

  CFC's principal financing needs are the financing of loan funding activities and the investment in servicing rights. To meet these needs, CFC currently relies on commercial paper backed by its revolving credit facility, medium-term note issuances, pre-sale funding facilities, mortgage-backed securities, whole loan reverse-repurchase agreements, subordinated notes and cash flows from operations. In addition, in the past, CFC has relied on direct borrowings under its revolving credit facility, servicing-secured bank facilities, privately-placed financings and contributions from CCI of the proceeds of public offerings of Common Stock and Preferred Stock.

  CFC is a New York corporation, originally incorporated in 1969. Its principal executive offices are located at 155 North Lake Avenue, P. O. Box 7137, Pasadena, California 91109-7137, and its telephone number is (818) 304-8400.

                                USE OF PROCEEDS

  Except as may be otherwise stated in any Prospectus Supplement, the Company and/or CFC intend to use the net proceeds from the sale of the Securities for general corporate purposes, which may include retirement of indebtedness of the Company or CFC and investment in servicing rights through the current production of loans and the bulk acquisition of contracts to service loans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated financial data with respect to CCI set forth below for each of the five fiscal years in the period ended February 28, 1995 has been derived from, and should be read in conjunction with, the related audited financial statements and accompanying notes included elsewhere herein.

                                       YEARS ENDED FEBRUARY 28(29),
                          ----------------------------------------------------------
                             1995        1994        1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------
                               (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT OPERATING DATA)
SELECTED STATEMENT OF
 EARNINGS DATA:
Revenues:
 Loan origination fees..  $  203,426  $  379,533  $  241,584  $   91,933  $   38,317
 Gain (loss) on sale of
  loans.................     (41,342)     88,212      67,537      38,847      24,236
                          ----------  ----------  ----------  ----------  ----------
 Loan production reve-
  nue...................     162,084     467,745     309,121     130,780      62,553
 Interest earned........     343,138     376,225     211,542     115,213      83,617
 Interest charges.......    (267,685)   (275,906)   (148,765)    (81,959)    (73,428)
                          ----------  ----------  ----------  ----------  ----------
 Net interest income....      75,453     100,319      62,777      33,254      10,189
 Loan servicing income..     428,994     307,477     177,291      94,830      66,486
 Less amortization of
  servicing assets......     (95,768)   (242,177)   (151,362)    (53,768)    (24,871)
 Add (less) servicing
  hedge benefit (ex-
  pense)................     (40,030)     73,400      74,075      17,000         --
 Less write-off of ser-
  vicing hedge..........     (25,600)        --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
 Net loan administration
  income................     267,596     138,700     100,004      58,062      41,615
 Gain on sale of servic-
  ing...................      56,880         --          --        4,302       6,258
 Commissions, fees and
  other income..........      40,650      48,816      33,656      19,714      14,396
                          ----------  ----------  ----------  ----------  ----------
  Total revenues........     602,663     755,580     505,558     246,112     135,011
                          ----------  ----------  ----------  ----------  ----------
Expenses:
 Salaries and related
  expenses..............     199,061     227,702     140,063      72,654      48,961
 Occupancy and other of-
  fice expenses.........     102,193     101,691      64,762      36,645      24,577
 Guarantee fees.........      85,831      57,576      29,410      13,622       9,529
 Marketing expenses.....      23,217      26,030      12,974       5,015       3,117
 Branch and administra-
  tive office consolida-
  tion costs............       8,000         --          --          --          --
 Other operating
  expenses..............      37,016      43,481      24,894      17,849      11,642
                          ----------  ----------  ----------  ----------  ----------
  Total expenses........     455,318     456,480     272,103     145,785      97,826
                          ----------  ----------  ----------  ----------  ----------
Earnings before income
 taxes..................     147,345     299,100     233,455     100,327      37,185
Provision for income
 taxes..................      58,938     119,640      93,382      40,131      14,874
                          ----------  ----------  ----------  ----------  ----------
Net earnings............  $   88,407  $  179,460  $  140,073  $   60,196  $   22,311
                          ==========  ==========  ==========  ==========  ==========
SELECTED BALANCE SHEET
 DATA AT END OF PERIOD:
Mortgage loans shipped
 and held for sale......  $2,898,825  $3,714,261  $2,316,297  $1,585,392  $  509,008
Total assets............   5,579,662   5,585,521   3,299,133   2,409,974   1,121,999
Short-term debt.........   2,664,006   3,111,945   1,579,689   1,046,289     459,470
Long-term debt..........   1,499,306   1,197,096     734,762     383,065     153,811
7% convertible subordi-
 nated debentures.......         --          --          --          --       20,918
Convertible preferred
 stock..................         --          --       25,800      37,531      38,098
Common shareholders' eq-
 uity...................     942,558     880,137     693,105     558,617     133,460
OPERATING DATA (DOLLAR
 AMOUNTS IN MILLIONS):
Volume of loans origi-
 nated..................  $   27,866  $   52,459  $   32,388  $   12,156  $    4,577
Loan servicing portfolio
 (at period end)(1).....     113,111      84,678      54,484      27,546      15,684
Ratio of earnings to
 fixed charges(2).......        1.54        2.06        2.52        2.18        1.49

- --------
(1) Includes warehoused loans and loans under subservicing agreements.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before Federal income taxes, plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expenses which is considered to be representative of the interest factor (one-third of operating leases). Since the major portion of CCI's interest costs is incurred to finance mortgage loans which generate interest income, and since interest income and interest expense are generated simultaneously, management of CCI believes that a more meaningful measure of its debt service requirements is the ratio of earnings to net fixed charges. Under this alternative formula, net fixed charges are defined as interest expense on debt, other than debt incurred to finance CCI's mortgage loan inventory, plus the interest element (one-third of operating leases). Under such alternative formula, these ratios for each of the five fiscal years in the period ended February 28, 1995, commencing with the fiscal year ended February 28, 1995, were 3.36, 4.26, 5.18, 3.06 and 2.43, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's strategy is concentrated on three components of its business: loan production, loan servicing and businesses ancillary to mortgage lending. See "The Company and CFC." The Company intends to continue its efforts to increase its market share of, and realize increased income from, its loan production. In addition, the Company is engaged in building its loan servicing portfolio because of the returns it can earn from such investment. A strong loan production capability and a growing servicing portfolio are the primary means used by the Company to reduce the sensitivity of its earnings to changes in interest rates because loan production income characteristics are countercyclical to the effect of interest rate changes on servicing income. Finally, the Company is involved in business activities complementary to its mortgage banking business, such as acting as agent in the sale of homeowners, fire, flood, earthquake, mortgage life and disability insurance to its mortgagors, brokering servicing rights and selling odd-lot and other mortgage-backed securities.

  The Company's results of operations historically have been primarily influenced by: (i) the level of demand for mortgage credit, which is affected by such external factors as the level of interest rates, the strength of the various segments of the economy and the demographics of the Company's lending markets; (ii) the direction of interest rates; and (iii) the relationship between mortgage interest rates and the cost of funds.

  The fiscal year ended February 28, 1993 ("Fiscal 1993") was a then-record performance year for the Company. The Company became the nation's leader in single-family mortgage loan originations in calendar year 1992. This performance was due to: (i) the development of a stronger capital base that supported increased production; (ii) the implementation of an expansion strategy for the production divisions designed to penetrate new markets and expand in existing markets, particularly outside California, and to further increase market share in both the purchase and refinance market segments; (iii) the development of state-of-the-art technologies that expanded the Company's production and servicing capabilities and capacity; and (iv) a decline in average mortgage interest rates. In Fiscal 1993, the Company's market share increased to approximately 4% of the single-family mortgage origination market. During the year ended February 28, 1993, the Company' servicing portfolio nearly doubled to $54.5 billion.

  The Company's performance during the fiscal year ended February 28, 1994 ("Fiscal 1994") set new operating records. In calendar year 1993, the Company became the nation's largest servicer of single-family mortgages and at February 28, 1994 had a servicing portfolio of $84.7 billion, an increase of 55% over the portfolio at the end of Fiscal 1993. This servicing portfolio growth was accomplished through increased loan production volume of low-coupon mortgages. In addition, the Company acquired bulk servicing rights with an aggregate principal balance of $3.4 billion. The Company also maintained its position as the nation's leader in originations of single-family mortgages for the second consecutive year. This performance was due to: (i) continued implementation of the Company's production expansion strategy designed to penetrate new markets and expand in existing markets, particularly outside California, and to further increase market share; (ii) a continued decline in average mortgage interest rates that prevailed during most of 1993; and (iii) the introduction of new technologies that improved productivity. In Fiscal 1994, the Company's market share increased to approximately 5.1% of the estimated $1.0 trillion single-family mortgage origination market, up from approximately 4% of the estimated $825 billion market in Fiscal 1993.

  The fiscal year ended February 28, 1995 ("Fiscal 1995") was a period of transition from a mortgage market dominated by refinances resulting from historically low interest rates to an extremely competitive and smaller mortgage market in which refinances declined to a relatively small percentage of total fundings and customer preference for adjustable-rate mortgages increased. In this transition, which resulted from the increase in interest rates during the year, intense price competition developed that resulted in the Company experiencing negative production margins in Fiscal 1995. At the same time, the increase in interest rates caused a decline in the prepayment rate in the servicing portfolio which, combined with a decline in the rate of expected future prepayments, caused a reduction in amortization of the capitalized servicing fees receivable and purchased servicing rights ("Servicing Assets"). This decrease in amortization contributed to improved earnings from the Company's servicing activities. The Company addressed the challenges of the year by: (i) expanding its share of the home purchase market; (ii) reducing costs to maintain its production infrastructure in line with reduced production levels; and (iii) accelerating the growth of its servicing portfolio by aggressively acquiring servicing contracts through bulk purchases. These strategies produced the following results: (i) home purchase production increased from $13.3 billion, or 25% of total fundings, in Fiscal 1994 to $19.5 billion, or 70% of total fundings, in Fiscal 1995, helping the Company maintain its position as the nation's leader in originations of single-family mortgages for the third consecutive year; (ii) the number of staff engaged in production activities declined from approximately 3,900 at the end of Fiscal 1994 to approximately 2,400 at the end of Fiscal 1995; (iii) production-related and overhead costs declined from $328 million in Fiscal 1994 to $270 million in Fiscal 1995; and (iv) bulk servicing purchases increased to $17.6 billion in Fiscal 1995 from $3.4 billion in Fiscal 1994. These bulk servicing acquisitions, combined with slower prepayments caused by increased mortgage interest rates, helped the Company maintain its position as the nation's largest servicer of single-family mortgages for the second consecutive year. In Fiscal 1995, the Company's market share decreased to approximately 4% of the estimated $660 billion single-family mortgage origination market.

RESULTS OF OPERATIONS

 Fiscal 1995 Compared with Fiscal 1994

  Revenues for Fiscal 1995 decreased 20% to $602.7 million from $755.6 million for Fiscal 1994. Net earnings decreased 51% to $88.4 million in Fiscal 1995 from $179.5 million in Fiscal 1994. The decrease in revenues was due to decreased loan production resulting from increased mortgage interest rates in Fiscal 1995. In addition, intense price competition during Fiscal 1995 resulted in the Company's recording a loss on the sale of loans. The Company had a gain on sale of loans in Fiscal 1994. In Fiscal 1995, the Company did not realize any servicing hedge gains; in addition, amortization of option and interest rate floor premiums related to the servicing hedge amounted to $40.0 million and the write-off of the remaining unamortized costs of the Company's prior servicing hedge amounted to $25.6 million. During Fiscal 1994, the Company realized $73.4 million in net servicing hedge gains. These negative effects experienced in Fiscal 1995 were somewhat offset by the favorable impact of a larger and more slowly prepaying loan servicing portfolio and of a gain recognized on the sale of servicing. The decrease in net earnings for Fiscal 1995 was primarily the result of the decrease in revenues, a smaller decline in expenses than revenues from Fiscal 1994 to Fiscal 1995, higher guarantee fees caused by the larger servicing portfolio and a charge due to the Company's downsizing and office consolidation process.

  The total volume of loans produced decreased 47% to $27.9 billion for Fiscal 1995 from $52.5 billion for Fiscal 1994. Refinancings totaled $8.4 billion, or 30% of total fundings, for Fiscal 1995, as compared to $39.2 billion, or 75% of total fundings, for Fiscal 1994. Adjustable-rate mortgage loan ("ARM") production totaled $9.5 billion, or 34% of total fundings, for Fiscal 1995, as compared to $10.1 billion, or 19% of total fundings, for Fiscal 1994. Production in the Company's Consumer Markets Division decreased to $7.1 billion for Fiscal 1995 compared to combined production of $11.6 billion for the Retail and Consumer Divisions for Fiscal 1994. Production in the Company's Wholesale Division decreased to $8.5 billion (which included approximately $3.3 billion of originated loans and $5.2 billion of purchased loans) for Fiscal 1995 from $21.5 billion (which included approximately $10.9 billion of originated loans and $10.6 billion of purchased loans) for Fiscal 1994. The Company's Correspondent Division purchased $12.3 billion in mortgage loans for Fiscal 1995 compared to $19.4 billion for Fiscal 1994. The factors which affect the relative volume of production among the Company's three divisions include pricing decisions and the relative competitiveness of such pricing, the level of real estate and mortgage lending activity in each division's markets, and the success of each division's sales and marketing efforts.

  At February 28, 1995 and 1994, the Company's pipeline of loans in process was $3.6 billion and $7.6 billion, respectively. In addition, at February 28, 1995, the Company had committed to make loans in the amount of $2.7 billion, subject to property identification and approval of the loans ("Lock N' Shop SM Pipeline"). At February 28, 1994, the Lock N' Shop Pipeline was $1.6 billion. Historically, approximately 43% to 75% of the pipeline of loans in process has funded. In Fiscal 1995 and Fiscal 1994, the Company received 315,632 and 515,104 new loan applications, respectively, at an average daily rate of $141 million and $282 million, respectively. The following actions were taken during Fiscal 1995 on the total applications received during that year: 220,715 loans (70% of total applications received) were funded and 66,725 applications (21% of total applications received) were either rejected by the Company or withdrawn by the applicant. The following actions were taken during Fiscal 1994 on the total applications received during that year: 358,257 loans (70% of total applications received) were funded and 98,809 applications (19% of total applications received) were either rejected by the Company or withdrawn by the applicant. The factors that affect the percentage of applications received and funded during a given time period include the movement and direction of interest rates, the average length of loan commitments issued, the creditworthiness of applicants, the production divisions' loan processing efficiency and loan pricing decisions.

  Loan origination fees decreased in Fiscal 1995 as compared to Fiscal 1994 and a loss was recorded in Fiscal 1995 on the sale of loans due to lower loan production that resulted from the increase in the level of mortgage interest rates. Reduced margins due to increased price competition caused by lower demand for mortgage loans during Fiscal 1995 than Fiscal 1994 also contributed to the loss on the sale of loans. In general, loan origination fees and gain or loss on sale of loans are affected by numerous factors, including loan pricing decisions, volatility of and the general direction of interest rates and the volume of loans produced.

  Net interest income (interest earned net of interest charges) decreased to $75.5 million for Fiscal 1995 from $100.3 million for Fiscal 1994. Consolidated net interest income is principally a function of: (i) net interest income earned from the Company's mortgage loan warehouse ($35.7 million and $110.1 million for Fiscal 1995 and Fiscal 1994, respectively);
(ii) interest expense related to the Company's investment in servicing rights ($20.0 million and $68.0 million for Fiscal 1995 and Fiscal 1994, respectively); and (iii) interest income earned from the custodial balances associated with the Company's servicing portfolio ($59.8 million and $58.2 million for Fiscal 1995 and Fiscal 1994, respectively). The Company earns interest on, and incurs interest expense to carry, mortgage loans held in its warehouse. The decrease in net interest income from the mortgage loan warehouse was attributable to a decrease in the average amount of the mortgage loan warehouse due to the decline in production and to a decrease in the net earnings rate. The decrease in interest expense on the investment in servicing rights resulted primarily from a decline in the payments of interest to certain investors pursuant to customary servicing arrangements with regard to paid-off loans which payments exceeded the interest earned on these loans through their respective payoff dates ("Interest Costs Incurred on Payoffs"). The increase in net interest income earned from the custodial balances was related to an increase in the earnings rate, offset somewhat by a decline in the average custodial balances from Fiscal 1994 to Fiscal 1995.

  During Fiscal 1995, loan administration income was positively affected by the continued growth of the Company's loan servicing portfolio. At February 28, 1995, the Company serviced $113.1 billion of loans (including $0.7 billion of loans subserviced for others) compared to $84.7 billion (including $0.6 billion of loans subserviced for others) at February 28, 1994, a 34% increase. The growth in the Company's servicing portfolio during Fiscal 1995 was the result of loan production volume and the acquisition of bulk servicing rights, partially offset by prepayments, partial prepayments, scheduled amortization of mortgage loans and a sale of servicing rights of loans with principal balances aggregating $5.9 billion. The weighted average interest rate of the mortgage loans in the Company's servicing portfolio at February 28, 1995 was 7.6% compared to 7.2% at February 28, 1994. It is the Company's strategy to build and retain its servicing portfolio because of the returns the Company can earn from such investment and because the Company believes that servicing income is countercyclical to loan origination income. See "--Prospective Trends--Market Factors."

  During Fiscal 1995, the prepayment rate of the Company's servicing portfolio was 9%, as compared to 35% for Fiscal 1994. In general, the prepayment rate is affected by the relative level of mortgage interest rates, activity in the home purchase market and the relative level of home prices in a particular market. The decrease in the prepayment rate is primarily attributable to decreased refinance activity caused by increased mortgage interest rates in Fiscal 1995 from Fiscal 1994. The primary means used by the Company to reduce the sensitivity of its earnings to changes in interest rates is through a strong loan production capability and a growing servicing portfolio. To mitigate the effect on earnings of higher amortization (which is deducted from loan servicing income) resulting from increased prepayment activity, the Company acquires financial instruments, including derivative contracts, that increase in value when interest rates decline (the "Servicing Hedge"). These financial instruments include call options on U.S. treasury futures and MBS, interest rate floors and certain tranches of collateralized mortgage obligations ("CMOs").

  The CMOs, which consist primarily of principal-only ("P/O") securities, have been purchased at deep discounts to their par values. As interest rates decline, prepayments on the collateral underlying the CMOs should increase. These changes should result in a decline in the average lives of P/O securities and an increase in the present values of their cash flows.

  The Servicing Hedge instruments utilized by the Company partially protect the value of the investment in servicing rights from the effects of increased prepayment activity that generally results from declining interest rates. To the extent that interest rates increase, as they did in Fiscal 1995, the value of the servicing rights increases while the value of the hedge instruments declines. However, the Company is not exposed to loss beyond its initial outlay to acquire the hedge instruments. At February 28, 1995, the carrying value of interest rate floor contracts and P/O securities included in the Servicing Hedge was approximately $16 million and $42 million, respectively. There can be no assurance the Company's Servicing Hedge will generate gains in the future. See Note F to the Company's Consolidated Financial Statements included elsewhere herein.

  For Fiscal 1995, total amortization amounted to $95.8 million, representing an annual rate of 7% of average Servicing Assets. During Fiscal 1995, the Company did not realize any Servicing Hedge gains; in addition, amortization of option and interest rate floor premiums related to the Servicing Hedge amounted to $40.0 million. Also during Fiscal 1995, the Company decided to replace its prior Servicing Hedge with a new hedge resulting in a write-down of the remaining unamortized costs of the prior hedge of $25.6 million. For Fiscal 1994, total amortization was $242.2 million, or an annual rate of 28% of the average Servicing Assets. Amortization for Fiscal 1994 was offset by Servicing Hedge gains which aggregated $73.4 million. The decline in the rate of amortization from Fiscal 1994 to Fiscal 1995 resulted primarily from a decline in the current and projected future prepayment rates caused by an increase in mortgage interest rates. The factors affecting the rate of amortization recorded in an accounting period include the level of prepayments during the period, the change in prepayment expectations and the amount of Servicing Hedge gains in excess of amortization due to impairment.

  During Fiscal 1995, the Company acquired bulk servicing rights for loans with principal balances aggregating $17.6 billion at a price of $261.9 million or 1.49% of the aggregate outstanding principal balances of the servicing portfolios acquired. During Fiscal 1994, the Company acquired bulk servicing rights for loans with principal balances aggregating $3.4 billion at a price of $46.6 million or 1.36% of the aggregate outstanding principal balances of the servicing portfolios acquired.

  During Fiscal 1995, the Company sold servicing rights for loans with principal balances aggregating $5.9 billion and recognized a gain of $56.9 million. No servicing rights were sold during Fiscal 1994.

  Salaries and related expenses are summarized below for Fiscal 1995 and Fiscal 1994.

                                                   FISCAL 1995
                                  ---------------------------------------------
                                  PRODUCTION      LOAN        OTHER
                                  ACTIVITIES ADMINISTRATION ACTIVITIES  TOTAL
                                  ---------- -------------- ---------- --------
                                          (DOLLAR AMOUNTS IN THOUSANDS)
Base Salaries....................  $109,276     $23,929      $ 6,811   $140,016
Incentive Bonus..................    29,815         463        4,204     34,482
Payroll Taxes and Benefits.......    19,695       4,020          848     24,563
                                   --------     -------      -------   --------
Total Salaries and Related Ex-
 penses..........................  $158,786     $28,412      $11,863   $199,061
                                   ========     =======      =======   ========
Average Number of Employees......     2,631         850          246      3,727

                                                   FISCAL 1994
                                  ---------------------------------------------
                                  PRODUCTION      LOAN        OTHER
                                  ACTIVITIES ADMINISTRATION ACTIVITIES  TOTAL
                                  ---------- -------------- ---------- --------
                                          (DOLLAR AMOUNTS IN THOUSANDS)
Base Salaries....................  $123,454     $18,974       $4,730   $147,158
Incentive Bonus..................    54,460         323        2,663     57,446
Payroll Taxes and Benefits.......    18,896       3,544          658     23,098
                                   --------     -------       ------   --------
Total Salaries and Related Ex-
 penses..........................  $196,810     $22,841       $8,051   $227,702
                                   ========     =======       ======   ========
Average Number of Employees......     3,351         680          145      4,176

  The amount of salaries decreased during Fiscal 1995 primarily due to the decreased number of employees resulting from reduced loan production, offset somewhat by an increased number of employees due to a larger servicing portfolio. Incentive bonuses earned during Fiscal 1995 decreased primarily due to decreased loan production and decreased loan production personnel.

  Occupancy and other office expenses for Fiscal 1995 slightly increased to $102.2 million from $101.7 million for Fiscal 1994. This was due to increased office and equipment rental expenses resulting from the opening of 59 Consumer Markets Division branch offices in Fiscal 1995, partially offset by a decline in expenses resulting from the closure of 86 Consumer Markets Division satellite offices and 13 Wholesale Division branch offices.

  Guarantee fees (fees paid to guarantee timely and full payment of principal and interest on mortgage-backed securities ("MBS") and whole loans sold to permanent investors and to transfer the credit risk of the loans in the servicing portfolio) for Fiscal 1995 increased 49% to $85.8 million from $57.6 million for Fiscal 1994. This increase resulted primarily from an increase in the servicing portfolio.

  Marketing expenses for Fiscal 1995 decreased 11% to $23.2 million from $26.0 million for Fiscal 1994. The decrease in marketing expenses reflected the Company's strategy to centralize and streamline its marketing functions.

  In Fiscal 1995, the Company incurred an $8.0 million charge related to the consolidation and relocation of branch and administrative offices that occurred as a result of the reduction in staff caused by declining production.

  Other operating expenses for Fiscal 1995 decreased from Fiscal 1994 by $6.5 million, or 15%. This decrease was due primarily to decreased loan production.

  Profitability of Loan Production and Servicing Activities. In Fiscal 1995, the Company's pre-tax loss from its loan production activities (which include loan origination and purchases, warehousing and sales) was $94.8 million. In Fiscal 1994, the Company's comparable pre-tax earnings were $250.1 million. The decrease of $344.9 million is primarily attributed to lower loan production and increased price competition caused by lower demand for mortgage loans. In Fiscal 1995, the Company's pre-tax earnings from its loan servicing activities (which include administering the loans in the servicing portfolio, selling homeowners and other insurance and acting as tax payment agent) was $229.6 million as compared to $46.6 million in Fiscal 1994. This increase was primarily due to an increase in the servicing portfolio, a reduction in amortization due to lower prepayment activity and reduced prepayment expectations and a sale of servicing during Fiscal 1995 which resulted in a gain of $56.9 million. The increase was partially offset by an increase in Servicing Hedge expense and a write-off of the remaining costs of the prior Servicing Hedge.

 Fiscal 1994 Compared to Fiscal 1993

  Revenues for Fiscal 1994 increased 49% to $755.6 million from $505.6 million for Fiscal 1993. Net earnings increased 28% to $179.5 million in Fiscal 1994 from $140.1 million in Fiscal 1993. The increase in revenues and net earnings for Fiscal 1994 reflected increased loan production and continued growth of the loan servicing portfolio. The increase in revenues was partially offset by an increase in expenses.

  The total volume of loans produced increased 62% to $52.5 billion for Fiscal 1994 from $32.4 billion for Fiscal 1993. Refinancings totaled $39.2 billion, or 75% of total fundings, for Fiscal 1994, as compared to $23.6 billion, or 73% of total fundings, for Fiscal 1993. ARM loan production totaled $10.1 billion, or 19% of total fundings, for Fiscal 1994, as compared to $9.2 billion, or 28% of total fundings, for Fiscal 1993. Production in the Company's Retail Division (which in Fiscal 1995 became part of the Consumer Markets Division) increased to $7.7 billion for Fiscal 1994 compared to $4.6 billion for Fiscal 1993. Production in the Company's Wholesale Division increased to $21.5 billion (which included approximately $10.9 billion of originated loans and $10.6 billion of purchased loans) for Fiscal 1994 compared to $15.5 billion (which included approximately $8.7 billion of originated loans and $6.8 billion of purchased loans) for Fiscal 1993. The Company's Correspondent Division purchased $19.4 billion in mortgage loans for Fiscal 1994 compared to $10.8 billion for Fiscal 1993. Production in the Company's Consumer Division (which in Fiscal 1995 became part of the Consumer Markets Division) increased to $3.9 billion for Fiscal 1994 compared to $1.5 billion for Fiscal 1993.

  At February 28, 1994 and 1993, the Company's pipeline of loans in process was $7.6 billion and $5.9 billion, respectively. In addition, at February 28, 1994, the Company had committed to make loans in the amount of $1.6 billion, subject to property identification and borrower qualification. At February 28, 1993, the amount of loan commitments subject to property identification and borrower qualification was not material. Historically, approximately 43% to 75% of the pipeline of loans in process has funded. In Fiscal 1994 and Fiscal 1993, the Company received 515,104 and 340,242 new loan applications, respectively, at an average daily rate of $282 million and $191 million, respectively. The following actions were taken during Fiscal 1994 on the total applications received during that year: 358,257 loans (70% of total applications received) were funded and 98,809 applications (19% of total applications received) were either rejected by the Company or withdrawn by the applicant. The following actions were taken during Fiscal 1993 on the total applications received during that year: 212,765 loans (63% of total applications received) were funded and 79,991 applications (24% of total applications received) were either rejected by the Company or withdrawn by the applicant.

  Loan origination fees and gain on sale of loans benefited from the increase in loan production. The percentage increase in loan origination fees was less than the percentage increase in total production primarily because of an increase in the percentage of production attributable to products that contained lower origination fees in their pricing structure.

  Net interest income (interest earned net of interest charges) increased to $100.3 million for Fiscal 1994 from $62.8 million for Fiscal 1993. Consolidated net interest income is principally a function of: (i) net interest income earned from the Company's mortgage loan warehouse ($110.1 million and $59.4 million for Fiscal 1994 and Fiscal 1993, respectively); (ii) interest expense related to the Company's investment in servicing rights ($68.0 million and $21.3 million for Fiscal 1994 and Fiscal 1993, respectively); and (iii) interest income earned from the custodial balances associated with the Company's servicing portfolio ($58.2 million and $21.8 million for Fiscal 1994 and Fiscal 1993, respectively). The increase in net interest income from the mortgage loan warehouse was attributable to an increase in loan production. The increase in interest expense on the investment in servicing rights resulted primarily from an increase in Interest Costs Incurred on Payoffs. The increase in net interest income earned from the custodial balances was related to larger custodial account balances (caused by a larger servicing portfolio and an increase in the prepayment rate of the Company's servicing portfolio), offset somewhat by a decline in the earnings rate from Fiscal 1993 to Fiscal 1994.

  During Fiscal 1994, loan administration income was positively affected by the continued growth of the loan servicing portfolio. At February 28, 1994, the Company serviced $84.7 billion of loans (including $0.6 billion of loans subserviced for others) compared to $54.5 billion (including $0.6 billion of loans subserviced for others) at February 28, 1993, a 55% increase. The growth in the Company's servicing portfolio during Fiscal 1994 was the result of loan production volume and the acquisition of bulk servicing rights, partially offset by prepayments, partial prepayments and scheduled amortization of mortgage loans. The weighted average interest rate of the mortgage loans in the Company's servicing portfolio at February 28, 1994 was 7.2% compared to 8.0% at February 28, 1993.

  During Fiscal 1994, the prepayment rate of the Company's servicing portfolio was 35%, as compared to 20% for Fiscal 1993. The increase in the prepayment rate was primarily attributable to increased refinance activity caused by generally declining mortgage interest rates. During most of Fiscal 1994, interest rates continued their decline to historically low levels although they began to rise toward the end of the year.

  For Fiscal 1994, total amortization amounted to $242.2 million, representing an annual rate of 28% of average Servicing Assets. Amortization for Fiscal 1994 was partially offset by net Servicing Hedge gains which aggregated $73.4 million. For Fiscal 1993, total amortization was $151.4 million, or an annual rate of 29% of the average Servicing Assets. This amortization amount was comprised of $101.4 million related to current and projected prepayment rates and $50.0 million resulting from Servicing Hedge gains, in accordance with the Company's accounting policies. Amortization for Fiscal 1993 was offset by Servicing Hedge gains which aggregated $74.1 million.

  The following summarizes the notional amounts of Servicing Hedge transactions.

                                                      LONG     LONG CALL OPTIONS
                                                  CALL OPTIONS ON U.S. TREASURY
                                                     ON MBS         FUTURES
                                                  ------------ -----------------
                                                   (DOLLAR AMOUNTS IN MILLIONS)
Balance, March 1, 1991...........................    $  --          $  --
  Additions......................................       560            --
                                                     ------         ------
Balance, February 29, 1992.......................       560            --
  Additions......................................     2,287            700
  Dispositions...................................     2,847            700
                                                     ------         ------
Balance, February 28, 1993.......................       --             --
  Additions......................................     4,700          2,520
  Dispositions...................................     2,700            750
                                                     ------         ------
Balance, February 28, 1994.......................    $2,000         $1,770
                                                     ======         ======

  The long call options purchased by the Company partially protect the value of the investment in servicing rights from the effects of increased prepayment activity that generally results from declining interest rates. To the extent that interest rates increase, as they did toward the end of Fiscal 1994, the value of the servicing rights increases while the value of the options declines. The value (i.e., replacement cost) of the options can decline below the remaining unamortized cost of such options, but the options cannot expose the Company to loss beyond its initial outlay to acquire them. Although the replacement cost of the call options tends to decline when interest rates rise, the options continue to provide protection over their remaining term against a decline in interest rates below the level implied at purchase by their exercise price. Accordingly, the Company amortizes option premiums over the lives of the respective options. Any unamortized premium remaining when an option gain is realized (through exercise or sale) is deducted from such gain. At February 28, 1994, the call options on MBS, which expired from March through September 1994, had an unamortized cost of approximately $19 million and a replacement value of approximately $1 million. At February 28, 1994, the call options on U.S. treasury futures, which expired in September 1994, had an unamortized cost of approximately $21 million and a replacement value of approximately $7 million.

  During Fiscal 1994, the Company acquired bulk servicing rights for loans with principal balances aggregating $3.4 billion at a price of $46.6 million or 1.36% of the aggregate outstanding principal balances of the servicing portfolios acquired. During Fiscal 1993, the Company acquired bulk servicing rights for loans with principal balances aggregating $2.7 billion at a price of $34.3 million or 1.29% of the aggregate outstanding principal balances of the servicing portfolios acquired.

  Salaries and related expenses are summarized below for Fiscal 1994 and Fiscal 1993.

                                                   FISCAL 1994
                                  ---------------------------------------------
                                  PRODUCTION      LOAN        OTHER
                                  ACTIVITIES ADMINISTRATION ACTIVITIES  TOTAL
                                  ---------- -------------- ---------- --------
                                          (DOLLAR AMOUNTS IN THOUSANDS)
Base Salaries....................  $123,454     $18,974       $4,730   $147,158
Incentive Bonus..................    54,460         323        2,663     57,446
Payroll Taxes and Benefits.......    18,896       3,544          658     23,098
                                   --------     -------       ------   --------
Total Salaries and Related Ex-
 penses..........................  $196,810     $22,841       $8,051   $227,702
                                   ========     =======       ======   ========
Average Number of Employees......     3,351         680          145      4,176
                                                   FISCAL 1993
                                  ---------------------------------------------
                                  PRODUCTION      LOAN        OTHER
                                  ACTIVITIES ADMINISTRATION ACTIVITIES  TOTAL
                                  ---------- -------------- ---------- --------
                                          (DOLLAR AMOUNTS IN THOUSANDS)
Base Salaries....................  $ 73,114     $13,801       $4,666   $ 91,581
Incentive Bonus..................    32,455         145        2,502     35,102
Payroll Taxes and Benefits.......    10,253       2,470          657     13,380
                                   --------     -------       ------   --------
Total Salaries and Related Ex-
 penses..........................  $115,822     $16,416       $7,825   $140,063
                                   ========     =======       ======   ========
Average Number of Employees......     2,024         490          118      2,632

  The amount of salaries increased during Fiscal 1994 primarily due to the increased number of employees resulting from increased loan production and an increased servicing portfolio. Incentive bonuses earned during Fiscal 1994 increased primarily due to increased loan production and increases in loan production personnel.

  Occupancy and other office expenses for Fiscal 1994 increased 57% to $101.7 million from $64.8 million for Fiscal 1993. This increase was attributable primarily to the expansion of the Retail and Wholesale Divisions' branch networks. As of February 28, 1994, there were 295 Retail Division branch offices (including 110 satellite offices and nine regional support centers) and 80 Wholesale Division branch offices (including 11 regional support centers). As of February 28, 1993, there were 167 Retail Division branch offices (including 45 satellite offices and two regional support centers) and 55 Wholesale Division branch offices (including nine regional support centers). In addition, the increase in the Company's loan production and loan servicing portfolio resulted in an increase in occupancy and other office expenses related to the Company's central office.

  Guarantee fees for Fiscal 1994 increased 96% to $57.6 million from $29.4 million for Fiscal 1993. This increase resulted primarily from an increase in the servicing portfolio.

  Marketing expenses for Fiscal 1994 increased 101% to $26.0 million from $13.0 million for Fiscal 1993. The increase in marketing expenses reflected the Company's strategy to expand its market share, particularly in the home purchase lending market.

  Other operating expenses for Fiscal 1994 increased over Fiscal 1993 by $18.6 million, or 75%. This increase was due primarily to several factors, including loan production, a larger servicing portfolio and expansion of loan production capabilities.

  Profitability of Loan Production and Servicing Activities. In Fiscal 1994, the Company's pre-tax earnings from its loan production activities (which include loan origination and purchases, warehousing and sales) was $250.1 million. In Fiscal 1993, the Company's comparable pre-tax earnings were $175.8 million. The increase of $74.3 million was primarily attributed to higher loan production. In Fiscal 1994, the Company's pre-tax earnings from its loan servicing activities was $46.6 million as compared to $53.0 million in Fiscal 1993. The additional loan administration revenues derived from a larger portfolio during Fiscal 1994 were more than offset by an increase in amortization of the Servicing Assets, net of gains from the Servicing Hedge, and an increase in Interest Costs Incurred on Payoffs.

INFLATION

  Inflation affects the Company in the areas of loan production and servicing. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Historically, as interest rates increase, loan production, particularly from loan refinancings, decreases, although in an environment of gradual interest rate increases, purchase activity may actually be stimulated by an improving economy or the anticipation of increasing real estate values. In such periods of reduced loan production, production margins may decline due to increased competition resulting from overcapacity in the market. In a higher interest rate environment, servicing-related earnings are enhanced because prepayment rates tend to slow down, thereby extending the average life of the Company's servicing portfolio and reducing amortization of the Servicing Assets and Interest Costs Incurred on Payoffs, and because the rate of interest earned from the custodial balances tends to increase. Conversely, as interest rates decline, loan production, particularly from loan refinancings, increases. However, during such periods, prepayment rates tend to accelerate (principally on the portion of the portfolio having a note rate higher than the then-current interest rates), thereby decreasing the average life of the Company's servicing portfolio and adversely impacting its servicing-related earnings primarily due to increased amortization of the Servicing Assets, a decreased rate of interest earned from the custodial balances, and increased Interest Costs Incurred on Payoffs.

SEASONALITY

  The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal financing needs are the financing of loan funding activities and the investment in servicing rights. To meet these needs, the Company currently relies on commercial paper supported by its revolving credit facility, medium-term note issuances, pre-sale funding facilities, MBS and whole loan reverse-repurchase agreements, subordinated notes and cash flow from operations. In addition, in the past the Company has relied on direct borrowings from its revolving credit facility, servicing-secured bank facilities, privately-placed financings and public offerings of preferred and common stock. See Note D to the Company's Consolidated Financial Statements included elsewhere herein for more information on the Company's financings.

  Certain of the debt obligations of the Company and CFC contain various provisions that may affect the ability of the Company and CFC to pay dividends and remain in compliance with such obligations. These provisions include requirements concerning net worth, current ratio and other financial covenants. These provisions have not had, and are not expected to have, an adverse impact on the ability of the Company and CFC to pay dividends.

  On September 23, 1994, CFC entered into a new three-year revolving credit agreement with a group of forty commercial banks, replacing the existing mortgage warehouse credit facility. The agreement permits

CFC to borrow an aggregate maximum amount of $2.5 billion, less commercial paper backed by the agreement. The amount available under the facility is subject to a borrowing base, which consists of mortgage loans held for sale, receivables for mortgage loans shipped and mortgage servicing rights. The agreement expires on September 19, 1997.

  The Company continues to investigate and pursue alternative and supplementary methods to finance its growing operations through the public and private capital markets. These may include such methods as mortgage loan sale transactions designed to expand the Company's financial capacity and reduce its cost of capital and the securitization of servicing income cash flows.

  At times, the Company must meet margin requirements to cover changes in the market value of its commitments to sell MBS and of its interest rate swaps. To the extent that aggregate commitment prices are less than the current market prices, the Company must deposit cash or certain government securities or obtain letters of credit. The Company's credit facility provides a means of obtaining such letters of credit to meet these margin requirements. With respect to the interest rate swap agreements, the margin requirements are negotiated with the various counterparties and are generally tied to the credit ratings of CFC and each counterparty.

  In the course of the Company's mortgage banking operations, the Company sells to investors the mortgage loans it originates and purchases but generally retains the right to service the loans, thereby increasing the Company's investment in loan servicing rights. The Company views the sale of loans on a servicing-retained basis in part as an investment vehicle. Significant unanticipated prepayments in the Company's servicing portfolio could have a material adverse effect on the Company's future operating results and liquidity.

 Cash Flows

  Operating Activities. In Fiscal 1995, the Company's operating activities provided cash primarily from the decline in its warehouse of mortgage loans of approximately $815 million, offset by increases in other assets and working capital of $125 million. The Company's operating activities also generated $212 million of positive cash flow. Cash provided by operating activities was principally allocated to the long-term investment in servicing as discussed below under "--Investing Activities."

  Investing Activities. The primary investing activity for which cash was used in Fiscal 1995 was the investment in servicing. Net cash used by investing activities decreased to $717 million for Fiscal 1995 from $765 million for Fiscal 1994. This decrease was primarily from the cash provided by the sale of servicing rights during Fiscal 1995 and lower cash outlay for purchases of property, equipment and leasehold improvements during Fiscal 1995 than in Fiscal 1994, offset somewhat by an increase in purchased servicing rights and capitalized servicing fees receivable of $97 million during Fiscal 1995.

  Financing Activities. Net cash used by financing activities amounted to $0.2 billion for Fiscal 1995. Net cash provided by financing activities amounted to $2.0 billion for Fiscal 1994. This change was primarily attributable to the Company's net reduction in borrowings in Fiscal 1995 and net additions to borrowings in Fiscal 1994.


PROSPECTIVE TRENDS

  Applications and Pipeline of Loans in Process. During Fiscal 1995, the Company received new loan applications at an average daily rate of $141 million and at February 28, 1995, the Company's pipeline of loans in process was $3.6 billion. This compares to a daily application rate in Fiscal 1994 of $282 million and a pipeline of loans in process at February 28, 1994 of $7.6 billion. The decline in the pipeline of loans in process from Fiscal 1994 to Fiscal 1995 was primarily due to a decrease in demand for mortgage loans caused by an increase in mortgage interest rates. The size of the pipeline is generally an indication of the level of future fundings, as historically 43% to 75% of the pipeline loans in process has funded. In addition, the

Company's Lock N' Shop Pipeline at February 28, 1995 was $2.7 billion and at February 28, 1994 was $1.6 billion. Future application levels and loan fundings are dependent on numerous factors, including the level of demand for mortgage credit, the extent of price competition in the market, the direction of interest rates, seasonal factors and general economic conditions. For the month ended March 31, 1995, the average daily amount of applications received was $153 million, and at March 31, 1995, the pipeline of loans in process was $3.9 billion and the Lock N' Shop Pipeline was $1.9 billion.

  Market Factors. Since late 1993, mortgage interest rates have increased. An environment of rising interest rates has resulted in lower production (particularly from refinancings) and greater price competition, which has adversely impacted earnings from loan origination activities and may continue to do so in the future. The Company has taken steps to maintain its productivity and efficiency, particularly in the loan production area, by reducing staff and embarking on a program to reduce production-related and overhead costs. However, there was a time lag between the reduction in income caused by declining production and the reduction in expenses. The Company's production staff declined from approximately 3,900 at February 28, 1994 to approximately 2,400 at February 28, 1995. The Company has reduced its total staffing levels from approximately 4,900 at February 28, 1994 to approximately 3,600 at February 28, 1995. However, the rising interest rates enhanced earnings from the Company's loan servicing portfolio as amortization of the Servicing Assets and Interest Costs Incurred on Payoffs decreased from levels experienced during the prior periods of declining interest rates, and the rate of interest earned from the custodial balances associated with the Company's servicing portfolio increased. The Company has further increased the size of its servicing portfolio, thereby increasing its servicing revenue base, by acquiring servicing contracts through bulk purchases. During Fiscal 1995, the Company purchased such servicing contracts with principal balances amounting to $17.6 billion.

  The Company's primary competitors are commercial banks and savings and loans and mortgage banking subsidiaries of diversified companies, as well as other mortgage bankers. Particularly in California, savings and loans and other portfolio lenders are competing with the Company by offering aggressively priced adjustable-rate mortgage products which have grown in popularity with the rise in interest rates. Generally, the Company has experienced significant price competition among mortgage lenders which has resulted in downward pressure on loan production earnings.

  Some regions in which the Company operates, particularly some regions of California, have been experiencing slower economic growth, and real estate financing activity in these regions has been negatively impacted. As a result, home lending activity for single-(one to four) family residences in these regions may also have experienced slower growth. There can be no assurance that the Company's operations and results will not continue to be negatively impacted by such adverse economic conditions. The Company's California mortgage loan production (measured by principal balance) constituted 31% of its total production during Fiscal 1995, down from 46% for Fiscal 1994. The decline in the percentage of California loan production was due to the Company's continuing effort to expand its production capacity outside of California and the aggressively priced adjustable-rate mortgage products offered by the Company's competitors in the state. Since California's mortgage loan production constituted a significant portion of the Company's production during Fiscal 1995, there can be no assurance that the Company's operations will not continue to be adversely affected to the extent California continues to experience a slower or negative economic growth resulting in decreased residential real estate lending activity or market factors further impact the Company's competitive position in the state.

  Because the Company services substantially all conventional loans on a non-recourse basis, foreclosure losses are generally the responsibility of the investor or insurer and not the Company. Accordingly, any increase in foreclosure activity should not result in significant foreclosure losses to the Company. However, the Company's expenses may be increased somewhat as a result of the additional staff efforts required to foreclose on a loan. Similarly, government loans serviced by the Company (22% of the Company's servicing portfolio at February 28, 1995) are insured or partially guaranteed against loss by the Federal Housing

Administration or the Veterans Administration. In the Company's view, the limited unreimbursed costs that may be incurred by the Company on government foreclosed loans are not material to the Company's consolidated financial statements.

  Servicing Hedge. As previously discussed, the Company realized no gains and recorded amortization of Servicing Hedge option premiums amounting to $40.0 million during Fiscal 1995. In addition, the Company decided to replace its prior Servicing Hedge with a new hedge, which the Company believed would be more cost effective. As a result, the Company recorded an additional write-down of $25.6 million during Fiscal 1995, representing the unamortized costs of the prior Servicing Hedge. At February 28, 1995, the carrying value of interest rate floor contracts and P/O securities included in the Servicing Hedge was approximately $16 million and $42 million, respectively. There can be no assurance the Company's Servicing Hedge will generate gains in the future.

  Federal Legislation. In August 1993, a one percent increase in the corporate federal tax rate was enacted. However, the Company has been diversifying its business activities outside California, a state which has a corporate tax rate that is higher than the average tax rate among the states in which the Company does business. This diversification serves to reduce the Company's average tax rate which offsets the enacted increase in the federal tax rate.

  Implementation of New Accounting Standards. Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, was issued in May 1993. Implementation of this standard, which is required for the Company's fiscal year beginning March 1, 1995, is not expected to have a material effect on the Company's financial statements.

  In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights. This Statement, among other provisions, requires the recognition of originated mortgage servicing rights ("OMSRs"), as well as purchased mortgage servicing rights ("PMSRs"), as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Presently, the cost of OMSRs is included with the cost of the related loans and written off against income when the loans are sold, while the cost of PMSRs is recorded as an asset. Also under the new Statement, all capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. In measuring impairment, the carrying amount must be stratified based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for an individual stratum. Under current accounting requirements, the impairment evaluation may be made using either discounted or undiscounted cash flows. No uniform required level of disaggregation is specified. The Company uses a disaggregated, undiscounted method.

  The Statement is effective prospectively in fiscal years beginning after December 15, 1995, with earlier application encouraged. The Company plans to adopt the Statement in the first quarter of its fiscal year ending February 29, 1996. The actual effect of implementing this new Statement on the Company's financial position and results of operations will depend on factors determined as of the end of a reporting period, including the amount and mix of originated and purchased production, the level of interest rates and market estimates of future prepayment rates. Accordingly, the Company cannot determine at this time the impact on its future earnings of applying the new methodologies of recording all mortgage servicing rights as assets, of calculating impairment and of applying the other provisions of the Statement.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 240,000,000 shares of Common Stock, par value $.05 per share, and 1,500,000 shares of Preferred Stock, par value $.05 per share. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is part and the certificate of designations which will be filed with the Commission in connection with any offering of Preferred Stock.

COMMON STOCK

  As of June 8, 1995, 91,555,638 shares of Common Stock were issued and outstanding and there were 2,570 holders of record of the Common Stock. Each holder of record of Common Stock is entitled to one vote per share on all matters submitted to a vote of holders. Dividends may be paid to the record holders of Common Stock when, as and if declared by the Board of Directors of the Company (the "Board of Directors"), out of funds legally available therefor, and each share of Common Stock is entitled to share equally therein and in other distributions to holders of Common Stock, including distributions upon liquidation, dissolution or winding up of the Company. The Common Stock carries no preemptive rights, conversion or subscription rights, redemption provisions, sinking fund provisions or cumulative voting rights.

PREFERRED STOCK PURCHASE RIGHTS

  In February 1988, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Common Stock. As the result of stock splits and stock dividends, 0.399 of a Right is presently associated with each outstanding share of Common Stock and the same fraction of a Right will be associated with each share of Common Stock issued prior to the Distribution Date (as defined below). Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.05 per share, of the Company (the "Series A Preferred Stock"), at a price of $145, subject to adjustments in certain cases to prevent dilution.

  The Rights are evidenced by the Common Stock certificates and are not exercisable or transferable, apart from the Common Stock, until the date (the "Distribution Date") of the earlier of a public announcement that a person or group, without prior consent of the Company, has acquired 20% or more of the Common Stock (an "Acquiring Person"), or ten days (subject to extension by the Board of Directors) after the commencement of a tender offer made without the prior consent of the Company.

  In the event a person becomes an Acquiring Person, then each Right (other than those owned by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock, or the equivalent thereof, which, at the time of such transaction, would have a market value of two times the exercise price of the Right. The Board of Directors may delay the exercisability of the Rights during the period in which they are exercisable only for Series A Preferred Stock (and not Common Stock).

  In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination, as defined for the purposes of the Rights, each Right (other than those held by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock, or the equivalent thereof, of the other party (or publicly traded parent thereof) to such merger or business combination which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on the earlier of February 28, 2002, the consummation of certain merger transactions or the optional redemption by the Company prior to any person becoming an Acquiring Person.

PREFERRED STOCK

  Certain terms of any series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series with such distinctive designations as may be stated in the resolution or resolutions providing for the issue of such Preferred Stock. At the time that any series of Preferred Stock is authorized, the Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of such series, as well as the number of shares constituting such series and the designation thereof.

  The only series of Preferred Stock currently authorized by the Board of Directors for issuance is the Series A Preferred Stock in connection with the exercise of Rights. See "--Preferred Stock Purchase Rights."

  The Board of Directors could, without stockholder approval, cause the Company to issue Preferred Stock which has voting, conversion and other rights which could adversely affect the holders of Common Stock or make it more difficult to effect a change in control of the Company. The Preferred Stock could be used to dilute the stock ownership of persons seeking to obtain control of the Company and thereby hinder a possible takeover attempt which, if stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to the stockholders of the Company. In addition, the Preferred Stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE
COMPANY

  In addition to the Rights described above under "--Preferred Stock Purchase Rights" and the terms of any Preferred Stock that the Company may determine to issue as described above under "--Preferred Stock," certain other provisions of the Certificate of Incorporation and the Company's Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Certificate of Incorporation (i) provides for a three-year staggered Board of Directors, vacancies on which shall be filled by the Board of Directors and whose members may be removed only for cause and only by the vote of the holders of two-thirds of the outstanding shares of Common Stock, (ii) limits the Company's power to purchase shares of voting stock of the Company (capital stock having the right to vote generally on matters relating to the Company and any security which is convertible into such stock) from a five percent holder at a price in excess of its fair market value, unless such purchase is approved by a majority of these shares (unless a greater vote is required by law), excluding the vote of such five percent holder, (iii) prohibits action by written consent of the stockholders and (iv) provides that the Company's Bylaws may be amended by the Board of Directors or, with certain exceptions, a vote of two-thirds of the voting shares and further provides that a two-thirds vote of all voting shares of the Company is required to amend the provisions of the Certificate of Incorporation referred to in this sentence, unless such amendment has been approved by two-thirds of the Board of Directors and a majority of the continuing directors (directors who became members of the Board of Directors prior to the time when any stockholder who beneficially owns ten percent of the outstanding shares first became a ten percent stockholder). The Company's Bylaws provide that special meetings of the stockholders may be called only by the directors and limits the business which may be transacted at such meetings to those matters set forth in the request of the proposed meeting.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The Bank of New
York.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

  The following description of the terms of the Company Debt Securities and the terms of the CFC Debt Securities sets forth certain general terms and provisions of such Debt Securities. To the extent any terms described below apply specifically to the Company Debt Securities or the CFC Debt Securities, specific references to "Company Debt Securities" or "CFC Debt Securities" will be made; otherwise, references to "Debt Securities" shall be deemed to apply to both the Company Debt Securities and the CFC Debt Securities. The extent, if any, to which such general provisions do not apply to the Debt Securities offered by any Prospectus Supplement will be described in such Prospectus Supplement.

  The Company Debt Securities are to be issued under an Indenture, as amended, supplemented or modified from time to time (the "Company Indenture"), between the Company and The Bank of New York, as trustee (in such capacity, the "Company Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each series of Company Debt Securities issued pursuant to the Company Indenture will be issued pursuant to an amendment or supplement thereto in the form of a supplemental indenture or pursuant to an Officers' Certificate, in each case delivered pursuant to resolutions of the Board of Directors of the Company and in accordance with the provisions of Section 301 or Article Ten of the Company Indenture, as the case may be. The terms of the Company Debt Securities include those stated in the Company Indenture and those made a part of the Company Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Company Debt Securities are subject to all such terms and the holders of Company Debt Securities are referred to the Company Indenture and the TIA for a statement of such terms.

  The CFC Debt Securities are to be issued under the Indenture dated as of January 1, 1992, as amended, supplemented or modified from time to time (the "CFC Indenture", and together with the Company Indenture, the "Indentures") among CFC, the Guarantor and The Bank of New York, as Trustee (in such capacity, the "CFC Trustee," and together with the Company Trustee, the "Trustees"), which is incorporated by reference in the Registration Statement of which this Prospectus forms a part. Each series of CFC Debt Securities issued pursuant to the CFC Indenture will be issued pursuant to an amendment or supplement thereto in the form of a supplemental indenture or pursuant to an Officers' Certificate, in each case delivered pursuant to resolutions of the Board of Directors of CFC and in accordance with the provisions of Section 301 or Article Ten of the CFC Indenture, as the case may be. The CFC Indenture is expected to be amended by Supplemental Indenture No. 1 thereto, to be dated as
of       , 1995, among CFC, the Guarantor and the CFC Trustee, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the CFC Debt Securities include those stated in the CFC Indenture and those made part of the CFC Indenture by reference to the TIA. The CFC Debt Securities are subject to all such terms and the holders of CFC Debt Securities are referred to the CFC Indenture and the TIA for a statement of such terms.

  The following summaries of certain provisions of each Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of each Indenture, including the definitions of capitalized terms used herein without definition. Numerical references in parentheses are to sections in the applicable Indenture and unless otherwise indicated capitalized terms have the meanings given them in the applicable Indenture.

GENERAL

  Neither Indenture limits the aggregate principal amount of Debt Securities that may be issued from time to time in series. (Section 301)

  The Company Debt Securities will constitute unsecured and unsubordinated indebtedness of the Company and will rank pari passu with the Company's other unsecured and unsubordinated indebtedness.

  Substantially all the Company's operations are conducted through subsidiaries, and any right of the Company to receive assets of any of its subsidiaries upon the liquidation or recapitalization of any such subsidiary (and the consequent right of holders of the Company Debt Securities, or the holders of the CFC

Debt Securities looking to the Guarantees for repayment thereof, to participate in those assets) will be subject to the claims of such subsidiary's creditors, except to the extent that the Company itself is recognized as a creditor of such subsidiary. Even if the Company is recognized as a creditor of a subsidiary, the Company's claims would still be subject to any security interests in the assets of such subsidiary and any indebtedness or other liability of such subsidiary that is senior to the Company's claims. Accordingly, by operation of the foregoing principles, the Company Debt Securities and the Guarantees will effectively be subordinated to all indebtedness and other liabilities, including trade accounts payable, of the Company's subsidiaries. "Holder" means a person in whose name a Debt Security is registered in the related Security Register.

  The CFC Debt Securities will constitute unsecured and unsubordinated indebtedness of CFC and will rank pari passu with CFC's other unsecured and unsubordinated indebtedness. A substantial portion of the assets of CFC may be pledged under various credit agreements among CFC and various lending institutions. See Notes to the Company's Consolidated Financial Statements included elsewhere herein.

  Reference is made to the Prospectus Supplement and pricing supplement, if any, relating to the particular series of Debt Securities offered thereby for a description of the terms of such Debt Securities in respect of which this Prospectus is being delivered, including, where applicable: (i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities; (iii) the date or dates, or the method or methods, if any, by which such date or dates shall be determined or extended, on which the principal of such Debt Securities is payable; (iv) any places other than the issuer's office or agency in The City of New York where such Debt Securities shall be payable or surrendered for registration of transfer or exchange; (v) the denominations in which such Debt Securities shall be issuable; (vi) the currency of denomination of such Debt Securities, which may be in U.S. dollars, any foreign currency or currency unit, including European Currency Units ("ECU"), and, if applicable, certain other information relating to such foreign currency or currency unit; (vii) the designation of the currency or currencies in which payment of the principal of and premium, if any, and interest on such Debt Securities will be made and whether payment of the principal of and premium, if any, or the interest on Debt Securities designated in a foreign currency or currency unit, at the election of a holder thereof, may instead be payable in U.S. dollars and the terms and conditions upon which such election may be made; (viii) the rate or rates (which may be fixed or floating), if any, at which such Debt Securities will bear interest, or the method or methods, if any, by which such rate or rates are to be determined or reset, the date or dates, if any, from which such interest will accrue, or the method or methods, if any, by which such date or dates shall be determined or reset, the dates on which such interest will be payable, the record date for the interest payable on any interest payment date, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months; (ix) the terms and conditions, if any, on which such Debt Securities may be redeemed at the option of the Company or CFC, as the case may be, or repaid at the option of the Holders thereof; (x) the obligation, if any, of the Company or CFC, as the case may be, to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, and the terms and conditions on which such Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (xi) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of acceleration of the maturity thereof; (xii) provisions, if any, for the defeasance of such Debt Securities; (xiii) the ability, if any, of the Holder of a Debt Security to renew all or any portion of a Debt Security; (xiv) any additional Events of Default or restrictive covenants provided for with respect to such Debt Securities; (xv) the obligation, if any, of the Company to permit the conversion or exchange of such Debt Securities into or for Common Stock or Preferred Stock and the terms and conditions upon which such conversion or exchange shall be effected (including, without limitation, the initial conversion or exchange price or rate, the conversion or exchange period, any adjustment of the applicable conversion or exchange price and any requirements relative to the reservation of such shares for purposes of conversion or exchange); (xvi) any other terms not inconsistent with the applicable Indenture, including any terms which may be required by or advisable under United States laws or regulations; (xvii) if such Debt Securities are denominated or payable in a currency or currency unit other than U.S. dollars, the designation of the initial Exchange Rate Agent and, if other than as set forth in the applicable Indenture, the definition of the

"Exchange Rate"; and (xviii) the form of such Debt Securities and, if in global form, the name of the depositary with respect thereto and the terms upon which and the circumstances under which such Debt Securities may be exchanged. (Section 301)

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form without coupons. Debt Securities denominated in U.S. dollars will be issued in denominations of $1,000 or any integral multiple thereof unless otherwise provided in the Prospectus Supplement relating thereto. (Section 302) The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign currency or currency unit will specify the denominations thereof.

  The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or CFC to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company or CFC that may adversely affect Holders of the Debt Securities.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of Debt Securities may be floating rate debt securities, and may be exchangeable for fixed rate debt securities. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, any series of Company Debt Securities will be payable, and such Company Debt Securities will be exchangeable and transfers thereof will be registerable, at the Corporate Trust Office of the Company Trustee, initially at 101 Barclay Street, New York, New York 10286, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the related Security Register. (Sections 301, 305, 306, 307 and
1102)

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, any series of CFC Debt Securities will be payable, and such CFC Debt Securities will be exchangeable and transfers thereof will be registerable, at the Corporate Trust Office of the CFC Trustee, initially at 101 Barclay Street, New York, New York 10286, provided that, at the option of CFC, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the related Security Register. (Sections 301, 305, 306, 307 and 1102)

  No Debt Security shall be entitled to any benefit under the applicable Indenture or be valid or obligatory for any purpose unless there appears on such Debt Security a certificate of authentication substantially in the form provided for in such Indenture duly executed by the applicable Trustee by manual signature of one of its authorized officers, and such certificate upon any Debt Security shall be conclusive evidence, and the only evidence, that such Debt Security has been duly authenticated and delivered under such Indenture and is entitled to the benefits of such Indenture. (Section 203)

EVENTS OF DEFAULT

  The Company Indenture provides that the following shall constitute "Events of Default" with respect to any series of Company Debt Securities thereunder: (i) default in payment of principal of (or premium, if any, on) any Company Debt Security of such series at Maturity; (ii) default for 30 days in payment of interest on any Company Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment on any Company Debt Security of such series when due; (iv) default in the performance or breach of any other covenant or warranty of the Company in the Company Indenture or the Company Debt Securities, continued for 60 days after written notice thereof by the Company Trustee or the Holders of at least 25% in aggregate principal amount of the Company Debt Securities of such series at the time outstanding;
(v) default resulting in acceleration of maturity of any other indebtedness for borrowed money of the Company or any direct or indirect subsidiary of the Company in an amount in excess of $10,000,000 and such acceleration shall not be rescinded or annulled for a period of 10 days after written notice thereof by the Company Trustee or the Holders of at least 25% in aggregate principal amount of the Company Debt Securities of such series at the time outstanding;
(vi) certain events of bankruptcy, insolvency or reorganization; and (vii) any other Event of Default provided with respect to such series of Company Debt Securities. (Section 601) No Event of Default with respect to a particular series of Company Debt Securities issued under the Company Indenture necessarily constitutes an Event of Default with respect to any other series of Company Debt Securities issued thereunder. "Maturity," when used with respect to any Debt Security, means the date on which the principal of such Debt Security becomes due and payable as provided in such Debt Security or in the applicable Indenture, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise. "Stated Maturity," when used with respect to any Debt Security or any installment of principal thereof or interest thereon, means the date specified in such Debt Security as the fixed date on which the principal of such Debt Security or such installment of principal or interest is due and payable.

  The CFC Indenture provides that the following shall constitute "Events of Default" with respect to any series of CFC Debt Securities thereunder: (i) default in payment of principal of (or premium, if any, on) any CFC Debt Security of such series at Maturity; (ii) default for 30 days in payment of interest on any CFC Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment on any CFC Debt Security of such series when due; (iv) default in the performance or breach of any other covenant or warranty of CFC or the Guarantor in the CFC Indenture, the CFC Debt Securities or the related Guarantees, continued for 60 days after written notice thereof by the CFC Trustee or the Holders of at least 25% in aggregate principal amount of the CFC Debt Securities of such series at the time outstanding; (v) default resulting in acceleration of maturity of any other indebtedness for borrowed money of CFC, the Guarantor or any direct or indirect subsidiary of the Guarantor in an amount in excess of $10,000,000 and such acceleration shall not be rescinded or annulled for a period of 10 days after written notice thereof by the CFC Trustee or the Holders of at least 25% in aggregate principal amount of the CFC Debt Securities of such series at the time outstanding; (vi) certain events of bankruptcy, insolvency or reorganization; and (vii) any other Event of Default provided with respect to such series of CFC Debt Securities. (Section 601) No Event of Default with respect to a particular series of CFC Debt Securities issued under the CFC Indenture necessarily constitutes an Event of Default with respect to any other series of CFC Debt Securities issued thereunder.

  Each Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal amount of the Debt Securities of such series (or, in the case of Original Issue Discount Securities, such other amount, if any, as provided for in the terms of such Original Issue Discount Securities) to be due and payable immediately upon written notice thereof to the Company, and, in the case of the CFC Indenture, CFC. In certain cases, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any such series may, on behalf of the Holders of all such Debt Securities, rescind and annul such declaration of acceleration. (Section 602) "Original Issue Discount Security" means, except as otherwise defined in a Debt Security, any Debt Security which is issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

  The agreements governing certain of the Company's and CFC's outstanding indebtedness, including CFC's revolving credit agreement described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources", contain provisions to the effect that certain Events of Default under the Company Indenture or the CFC Indenture would constitute an event of default under such agreements which, among other things, could cause an acceleration of the indebtedness thereunder.

  Each Indenture contains a provision entitling the applicable Trustee, subject to the duty of such Trustee during default under any series of Debt Securities to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of such series before proceeding to exercise any right or power under such Indenture with respect to such series at the request of such Holders. (Sections 701, 703) Each Indenture provides that no Holders of Debt Securities of any series issued thereunder may institute any proceedings, judicial or otherwise, to enforce such Indenture except in the case of failure of the applicable Trustee thereunder, for 60 days, to act after it has received a written request to enforce such Indenture by the Holders of at least 25% in aggregate principal amount of the then outstanding Debt Securities of such series, and an offer of reasonable indemnity. (Section 607) This provision will not prevent any Holder of Debt Securities from enforcing payment of the principal thereof, premium, if any, and interest thereon at the respective due dates thereof. (Section 608) The Holders of a majority in aggregate principal amount of the Debt Securities of any series issued under either Indenture then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. Such Trustee may, however, refuse to follow any direction that it determines may not lawfully be taken or would be illegal or in conflict with such Indenture or involve it in personal liability or which would be unjustly prejudicial to Holders of the Debt Securities of such series not joining therein. (Section
612)

  Each Indenture provides that the applicable Trustee will, within 90 days after the occurrence of a default with respect to any series of Debt Securities issued thereunder, give to the Holders thereof notice of such default, unless such default has been cured or waived. Except in the case of a default in the payment of principal of, or premium, if any, or interest on any Debt Securities or payment of any sinking fund installment, each Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series. (Section 702)

  The Company and, in the case of the CFC Debt Securities, CFC will be required to file with each Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the applicable Indenture. (Section 1105)

MODIFICATION AND WAIVER

  Modifications of and amendments to each Indenture may be made by the Company and, in the case of the CFC Indenture, CFC, and the applicable Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (i) except as otherwise permitted in such Indenture in connection with Debt Securities for which the Stated Maturity is extendible, change the Stated Maturity of the principal of, or any installment of interest on, such Debt Security; (ii) reduce the principal amount of, or, except as otherwise permitted in such Indenture in connection with Debt Securities for which the interest rate may be reset, interest on, or any premium payable upon redemption or repayment of, such Debt Security; (iii) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof; (iv) adversely affect the right of repayment at the option of a Holder of such Debt Security; (v) reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions of such Debt Security; (vi) change the place or currency or currency unit of payment of the principal of, premium, if any, or interest on such Debt Security; (vii) change or eliminate the rights of a Holder to receive payment in a designated currency; (viii) impair the right to institute suit for the enforcement of any required payment on or with respect to such Debt Security; (ix) reduce the percentage of the aggregate principal amount of the outstanding Debt Securities of any series the consent of whose Holders is required for modification or amendment of such Indenture, for waiver of compliance with certain provisions of such Indenture, or for waiver of certain defaults; (x) modify any of the provisions of Section 613 (described below) except to increase such percentage or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debt Security affected thereby; or (xi) in the case of the CFC Indenture, modify or affect the terms and conditions of the related Guarantees in a manner adverse to the interests of the Holders of the CFC Debt Securities.

  Each Indenture also contains provisions permitting the Company and, in the case of the CFC Indenture, CFC, and the applicable Trustee, without the consent of any Holders of Debt Securities under such Indenture, to enter into supplemental indentures, in form satisfactory to such Trustee, for any of the following purposes: (i) to evidence the succession of another corporation to the Company or, in the case of the CFC Indenture, CFC or the Guarantor and the assumption by such successor of the obligations and covenants of the Company or, in the case of the CFC Indenture, CFC or the Guarantor contained in such Indenture and in the Debt Securities and, in the case of the CFC Indenture, the related Guarantees, as the case may be; (ii) to add to the covenants of the Company or, in the case of the CFC Indenture, CFC or the Guarantor, for the benefit of the Holders of all or any series of Debt Securities issued under such Indenture (and if such covenants are to be for the benefit of less than all series of Debt Securities issued under such Indenture, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power herein conferred upon the Company or, in the case of the CFC Indenture, CFC or the Guarantor; (iii) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series of Debt Securities issued under such Indenture, stating that such Events of Default are expressly being included solely to be applicable to such series); (iv) to add or change any of the provisions of such Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons; (v) to change or eliminate any of the provisions of such Indenture, provided that any such change or elimination shall become effective only when there is no Debt Security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; (vi) to establish the form or terms of Debt Securities of any series as otherwise permitted by such Indenture;
(vii) to evidence and provide for the acceptance of appointment under such Indenture by a successor Trustee with respect to the Debt Securities of one or more series issued under such Indenture and to add to or change any of the provisions of such Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee, pursuant to the requirements of such Indenture; (viii) to secure the Debt Securities issued under such Indenture; (ix) to cure any ambiguity, to correct or supplement any provision in such Indenture which may be defective or inconsistent with any other provision of such Indenture, or to make any other provisions with respect to matters or questions arising under such Indenture which shall not be inconsistent with any provision of such Indenture, provided such other provisions shall not adversely affect the interests of the Holders of Debt Securities of any series issued under such Indenture in any material respect; (x) to modify, eliminate or add to the provisions of such Indenture to such extent as shall be necessary to effect the qualification of such Indenture under the TIA or under any similar federal statute subsequently enacted and to add to such Indenture such other provisions as may be expressly required under the TIA; or (xi) in the case of the CFC Indenture, to effect the assumption, by the Guarantor or a Subsidiary thereof, of the payment obligations with respect to the CFC Debt Securities and of the performance of every covenant of the CFC Indenture on the part of CFC to be performed or observed. (Section 1001)

  The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series except a default in the payment of the principal of, (or premium, if any) or interest on, any Debt Security of that series and except a default in respect of a covenant or provision the modification or amendment of which would require the consent of the Holder of each outstanding Debt Security of the affected series. (Section 613)

CONVERSION AND EXCHANGE RIGHTS

  The terms and conditions, if any, upon which the Debt Securities of any series are convertible into or exchangeable for Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into or exchangeable for Common Stock or Preferred Stock, the conversion or exchange price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders thereof or the Company or CFC, as the case may be, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption of such Debt Securities.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

  Under the Company Indenture, the Company may not consolidate with or merge into any corporation, or transfer its assets substantially as an entirety to any Person, unless: (i) the successor corporation or transferee assumes the Company's obligations on the Company Debt Securities and under the Company Indenture; (ii) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and (iii) certain other conditions are met. (Section 901)

  Under the CFC Indenture, neither CFC nor the Guarantor may consolidate with or merge into any corporation, or transfer its assets substantially as an entirety to any Person, unless: (i) the successor corporation or transferee assumes the Company's or the Guarantor's obligations on the Debt Securities or the related Guarantees, as the case may be, and under the CFC Indenture, and in the case of a consolidation or merger of CFC, the Guarantor delivers an affirmation of the continuance of its obligations to the CFC Trustee; (ii) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and (iii) certain other conditions are met. (Sections 901 and 903)

SATISFACTION, DISCHARGE AND DEFEASANCE

  Each Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations, including (A) any rights of registration of transfer and exchange and (B) rights to receive the principal, premium, if any, and interest on the Debt Securities) will be discharged and cancelled upon the satisfaction of certain conditions, including the following: (i) all Debt Securities of such series not theretofore delivered to the applicable Trustee for cancellation have become due or payable, will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year and (ii) the deposit with such Trustee of an amount in the Specified Currency sufficient to pay the principal, premium, if any, and interest to the Maturity of all Debt Securities of such series. (Section 501)

  If so specified in the Prospectus Supplement with respect to Debt Securities of any series, the Company or CFC, as the case may be, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain certain offices or agencies in each Place of Payment, and hold moneys for payment in trust), or (ii) will not be subject to provisions of the applicable Indenture described above under "-- Consolidation, Merger and Transfer of Assets" with respect to the Debt Securities of such series, in each case if the Company or CFC, as the case may be, irrevocably deposits with the applicable Trustee, in trust, money or U.S. Government Obligations (as defined in the applicable Indenture) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient (in the opinion of independent public accountants) to pay all the principal (including any mandatory sinking fund payments) of, and premium, if any, and interest on, the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company or CFC, as the case may be, is required to deliver to the applicable Trustee (1) an opinion of counsel to the effect that (a) the deposit and related defeasance would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes,
(b) the Company's exercise of such option will not cause any violation of the Investment Company Act of 1940, as amended, and (c) if the Debt Securities of such series are then listed on the New York Stock Exchange, such Debt Securities would not be delisted as a result of the exercise of such option and
(2) in the case of the Debt Securities of such series being discharged, a ruling received from or published by the United States Internal Revenue Service to the effect that the deposit and related defeasance would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. (Sections 1401 and 1402)

GUARANTEES

  The CFC Debt Securities will be unconditionally guaranteed (the "Guarantees") by the Guarantor as to payment of principal, premium, if any, and interest when and as the same shall become due and payable, whether at their Stated Maturity or upon redemption or repayment or otherwise. (Section 401) The Guarantees will rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor, including the Company Debt Securities.

  The obligations of the Guarantor under the Guarantees will be unconditional regardless of the enforceability of the CFC Debt Securities or the CFC Indenture and will not be discharged until all obligations contained in such CFC Debt Securities and the CFC Indenture are satisfied. Holders of the CFC Debt Securities may proceed directly against the Guarantor in the event of an Event of Default with respect to such CFC Debt Securities without first proceeding against CFC. (Section 401)

  Because the Guarantor is a holding company, the rights of its creditors, including the Holders of the CFC Debt Securities in the event the Guarantees are enforced, to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent the Guarantor may itself be a creditor with recognized claims against the subsidiary. See "-- General" above.

CONCERNING THE TRUSTEES

  The Bank of New York is the Trustee under each of the Company Indenture and the CFC Indenture. The Company and CFC maintain banking relationships in the ordinary course of business with the Trustee. Among other things, The Bank of New York is a lending bank under CFC's revolving credit facility. See Notes to the Company's Consolidated Financial Statements included elsewhere herein.

                              PLAN OF DISTRIBUTION

  The Company or CFC may sell Securities to or through one or more underwriters or dealers and also may sell Securities directly to institutional investors or other purchasers, or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or CFC or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or CFC will be described, in the related Prospectus Supplement.

  Under agreements which may be entered into by the Company and/or CFC, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company and CFC against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the related Prospectus Supplement, the Company or CFC will authorize underwriters or other persons acting as the Company's or CFC's agents to solicit offers by certain institutions to purchase Securities from the Company or CFC pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company or CFC. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters or agents and their associates may engage in transactions with and perform services for the Company, CFC or their respective affiliates in the ordinary course of their respective businesses.

  The Securities may or may not be listed on a national securities exchange (other than the Common Stock, which is listed on the New York Stock Exchange and the Pacific Stock Exchange). Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange and the Pacific Stock Exchange, subject to official notice of issuance. No assurances can be given that there will be an active trading market for the Securities.

                             VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for the Company and CFC by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York. Edwin Heller, whose professional corporation is a member of Fried, Frank, Harris, Shriver & Jacobson, is a director of the Company. Brown & Wood, New York, New York will serve as counsel for any underwriters and agents. Brown & Wood also serves as counsel for CWMBS, Inc., a wholly owned subsidiary of the Company, in connection with offerings of mortgage pass-through certificates, and as counsel to CWM.

                                    EXPERTS

  The consolidated financial statements of the Company included or incorporated by reference in this Registration Statement, of which this Prospectus forms a part, have been audited by Grant Thornton LLP, independent certified public accountants, for the periods and to the extent indicated in their report thereon, and have been included or so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                               FEBRUARY 28, 1995

                                                                            PAGE
                                                                            ----
Report of Independent Certified Public Accountants ........................ F-2
Financial Statements
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Earnings...................................... F-4
  Consolidated Statement of Common Shareholders' Equity.................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Countrywide Credit Industries, Inc.

  We have audited the accompanying consolidated balance sheets of Countrywide Credit Industries, Inc. and Subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of earnings, common shareholders' equity, and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Countrywide Credit Industries, Inc. and Subsidiaries as of February 28, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Los Angeles, California
April 18, 1995

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  FEBRUARY 28,

                                                              1995       1994
                         ASSETS                            ---------- ----------
                                                            (DOLLAR AMOUNTS IN
                                                           THOUSANDS, EXCEPT PER
                                                                SHARE DATA)
Cash.....................................................  $   17,624 $    4,034
Receivables for mortgage loans shipped...................   1,174,648  1,970,431
Mortgage loans held for sale.............................   1,724,177  1,743,830
Other receivables........................................     476,754    349,770
Property, equipment and leasehold improvements, at cost--
 net of
 accumulated depreciation and amortization...............     145,612    145,625
Capitalized servicing fees receivable....................     464,268    289,541
Purchased servicing rights...............................   1,332,629    836,475
Other assets.............................................     243,950    245,815
                                                           ---------- ----------
  Total assets...........................................  $5,579,662 $5,585,521
                                                           ========== ==========
Borrower and investor custodial accounts (segregated in
 special
 accounts--excluded from corporate assets)...............  $1,063,676 $1,366,643
                                                           ========== ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable............................................  $3,963,091 $3,859,227
Drafts payable issued in connection with mortgage loan
 closings................................................     200,221    449,814
Accounts payable and accrued liabilities.................     105,097     87,818
Deferred income taxes....................................     368,695    308,525
                                                           ---------- ----------
  Total liabilities......................................   4,637,104  4,705,384
Commitments and contingencies............................         --         --
Shareholders' equity
Preferred stock--authorized, 1,500,000 shares of $0.05
 par value;
 issued and outstanding, none............................         --         --
Common stock--authorized, 240,000,000 shares of $0.05 par
 value;
 issued and outstanding, 91,370,364 shares in 1995 and
 91,063,751 shares in 1994...............................       4,568      4,553
Additional paid-in capital...............................     608,289    606,031
Retained earnings........................................     329,701    269,553
                                                           ---------- ----------
  Total shareholders' equity.............................     942,558    880,137
                                                           ---------- ----------
  Total liabilities and shareholders' equity.............  $5,579,662 $5,585,521
                                                           ========== ==========
Borrower and investor custodial accounts.................  $1,063,676 $1,366,643
                                                           ========== ==========

        The accompanying notes are an integral part of these statements.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                            YEAR ENDED FEBRUARY 28,

                                                    1995      1994      1993
                                                  --------  --------  --------
                                                      (DOLLAR AMOUNTS IN
                                                          THOUSANDS,
                                                    EXCEPT PER SHARE DATA)
Revenues
  Loan origination fees.......................... $203,426  $379,533  $241,584
  Gain (loss) on sale of loans, net of commitment
   fees..........................................  (41,342)   88,212    67,537
                                                  --------  --------  --------
    Loan production revenue......................  162,084   467,745   309,121
  Interest earned................................  343,138   376,225   211,542
  Interest charges............................... (267,685) (275,906) (148,765)
                                                  --------  --------  --------
    Net interest income..........................   75,453   100,319    62,777
  Loan servicing income..........................  428,994   307,477   177,291
  Less amortization of servicing assets..........  (95,768) (242,177) (151,362)
  Add (less) servicing hedge benefit (expense)...  (40,030)   73,400    74,075
  Less write-off of servicing hedge..............  (25,600)      --        --
                                                  --------  --------  --------
    Net loan administration income...............  267,596   138,700   100,004
  Gain on sale of servicing......................   56,880       --        --
  Commissions, fees and other income.............   40,650    48,816    33,656
                                                  --------  --------  --------
      Total revenues.............................  602,663   755,580   505,558
Expenses
  Salaries and related expenses..................  199,061   227,702   140,063
  Occupancy and other office expenses............  102,193   101,691    64,762
  Guarantee fees.................................   85,831    57,576    29,410
  Marketing expenses.............................   23,217    26,030    12,974
  Branch and administrative office consolidation
   costs.........................................    8,000       --        --
  Other operating expenses.......................   37,016    43,481    24,894
                                                  --------  --------  --------
      Total expenses.............................  455,318   456,480   272,103
                                                  --------  --------  --------
Earnings before income taxes.....................  147,345   299,100   233,455
  Provision for income taxes.....................   58,938   119,640    93,382
                                                  --------  --------  --------
  NET EARNINGS................................... $ 88,407  $179,460  $140,073
                                                  ========  ========  ========
Earnings per share
  Primary........................................    $0.96     $1.97     $1.65
  Fully diluted..................................    $0.96     $1.94     $1.52

        The accompanying notes are an integral part of these statements.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

                      THREE YEARS ENDED FEBRUARY 28, 1995

                                                  ADDITIONAL
                                  NUMBER   COMMON  PAID-IN   RETAINED
                                OF SHARES  STOCK   CAPITAL   EARNINGS   TOTAL
                                ---------- ------ ---------- --------  --------
                                        (DOLLAR AMOUNTS IN THOUSANDS)
BALANCE AT MARCH 1, 1992......  50,474,619 $2,523  $462,465  $ 93,629  $558,617
Cash dividends paid--
 preferred....................         --     --        --     (3,482)   (3,482)
Cash dividends paid--common...         --     --        --    (20,090)  (20,090)
Stock options exercised.......     471,288     24     2,252       --      2,276
Tax benefit of stock options
 exercised....................         --     --      2,808       --      2,808
Conversion of preferred stock
 for common stock.............   1,964,794     98    11,633       --     11,731
Dividend reinvestment plan....       1,571    --         38       --         38
401(k) Plan contribution......      39,716      2     1,141       --      1,143
Settlement of three-for-two
 stock split..................      65,688      4       (13)      --         (9)
Net earnings for the year.....         --     --        --    140,073   140,073
Effect of 5% stock dividend
 effective subsequent to year
 end..........................   2,650,884    133    93,311   (93,444)      --
                                ---------- ------  --------  --------  --------
BALANCE AT FEBRUARY 28, 1993..  55,668,560  2,784   573,635   116,686   693,105
Cash dividends paid--
 preferred....................         --     --        --       (732)     (732)
Cash dividends paid--common...         --     --        --    (24,389)  (24,389)
Stock options exercised.......     452,522     22     3,338       --      3,360
Tax benefit of stock options
 exercised....................         --     --      2,495       --      2,495
Conversion of preferred stock
 for common stock.............   4,511,283    225    25,575       --     25,800
Dividend reinvestment plan....       1,994    --         55       --         55
401(k) Plan contribution......      33,637      2     1,005       --      1,007
Settlement of 5% stock
 dividend.....................      41,171      2     1,446    (1,472)      (24)
Net earnings for the year.....         --     --        --    179,460   179,460
Effect of three-for-two stock
 split effective subsequent to
 year end.....................  30,354,584  1,518    (1,518)      --        --
                                ---------- ------  --------  --------  --------
BALANCE AT FEBRUARY 28, 1994..  91,063,751  4,553   606,031   269,553   880,137
Cash dividends paid--common...         --     --        --    (28,259)  (28,259)
Stock options exercised.......     283,147     14     1,584       --      1,598
Tax benefit of stock options
 exercised....................         --     --        697       --        697
Dividend reinvestment plan....         --     --        (14)      --        (14)
Settlement of three-for-two
 stock split..................      23,466      1        (9)      --         (8)
Net earnings for the year.....         --     --        --     88,407    88,407
                                ---------- ------  --------  --------  --------
BALANCE AT FEBRUARY 28, 1995..  91,370,364 $4,568  $608,289  $329,701  $942,558
                                ========== ======  ========  ========  ========

         The accompanying notes are an integral part of this statement.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE) IN CASH
                            YEAR ENDED FEBRUARY 28,

                                           1995          1994          1993
                                       ------------  ------------  ------------
                                           (DOLLAR AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings........................  $     88,407  $    179,460  $    140,073
 Adjustments to reconcile net
  earnings to net cash provided
  (used) by operating activities:
  Amortization of purchased servicing
   rights............................        92,897       141,321       119,878
  Amortization of capitalized
   servicing fees receivable.........         2,871       100,856        31,484
  Depreciation and other
   amortization......................        26,050        15,737         8,746
  Deferred income taxes..............        58,938       119,640        93,382
  Gain on bulk sale of servicing
   rights............................       (56,880)          --            --
  Origination and purchase of loans
   held for sale.....................   (27,866,170)  (52,458,879)  (32,387,774)
  Principal repayments and sale of
   loans.............................    28,681,606    51,060,915    31,725,953
                                       ------------  ------------  ------------
  Decrease (increase) in mortgage
   loans shipped and held for sale...       815,436    (1,397,964)     (661,821)
  Increase in other receivables and
   other assets......................      (142,241)     (407,080)      (28,700)
  Increase in accounts payable and
   accrued liabilities...............        17,279        30,221        16,462
                                       ------------  ------------  ------------
  Net cash provided (used) by
   operating activities..............       902,757    (1,217,809)     (280,496)
                                       ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to purchased servicing
  rights.............................      (589,051)     (521,326)     (280,459)
 Additions to capitalized servicing
  fees receivable....................      (207,663)     (178,611)     (148,248)
 Purchase of property, equipment and
  leasehold improvements--net........       (21,414)      (64,660)      (49,401)
 Proceeds from bulk sale of servicing
  rights.............................       100,676           --            --
 Proceeds from sale of finance
  receivables........................           --            --        111,897
 Finance receivables originations....           --            --           (425)
 Principal repayments on finance
  receivables........................           --            --          4,254
                                       ------------  ------------  ------------
  Net cash used by investing
   activities........................      (717,452)     (764,597)     (362,382)
                                       ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (decrease) increase in warehouse
  debt and other short-term
  borrowings.........................      (451,915)    1,477,593       526,820
 Issuance of long-term debt..........       399,205       576,718       462,000
 Repayment of long-term debt.........       (93,019)      (59,721)     (103,723)
 Issuance of common stock............         2,273         4,398         3,448
 Cash dividends paid.................       (28,259)      (25,121)      (23,572)
 Net decrease in thrift investment
  accounts...........................           --            --       (224,036)
                                       ------------  ------------  ------------
  Net cash (used) provided by
   financing activities..............      (171,715)    1,973,867       640,937
                                       ------------  ------------  ------------
Net increase (decrease) in cash......        13,590        (8,539)       (1,941)
Cash at beginning of period..........         4,034        12,573        14,514
                                       ------------  ------------  ------------
Cash at end of period................  $     17,624  $      4,034  $     12,573
                                       ============  ============  ============
Supplemental cash flow information:
 Cash used to pay interest...........      $262,858      $277,518      $143,106
 Cash (refunded from) used to pay
  income taxes.......................         $(841)      $(1,823)       $4,567
 Noncash financing activities--
  conversion of preferred stock......          $--        $25,800       $11,731

        The accompanying notes are an integral part of these statements.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Principles of Consolidation

  The consolidated financial statements include the accounts of the parent and all wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

2. Receivables for Mortgage Loans Shipped

  Gain or loss on the sale of mortgage loans is recognized at the date the loans are shipped to investors pursuant to existing sales commitments.

3. Mortgage Loans Held for Sale

  Mortgage loans held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). The cost of mortgage loans is adjusted by gains and losses generated from corresponding closed hedging transactions entered into to protect the inventory value from increases in interest rates. Hedge positions are also used to protect the pipeline of loan applications in process from changes in interest rates. Gains and losses resulting from changes in the market value of the inventory, pipeline and open hedge positions are netted. Any net gain that results is deferred; any net loss that results is recognized when incurred. Hedging gains and losses realized during the commitment and warehousing period related to the pipeline and mortgage loans held for sale are deferred. Hedging losses are recognized currently if deferring such losses would result in mortgage loans held for sale and the pipeline being valued in excess of their estimated net realizable value.

4. Property, Equipment and Leasehold Improvements

  Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the straight-line method.

5. Capitalized Servicing Fees Receivable

  The Company sells substantially all of the mortgage loans it produces and retains the servicing rights thereto. These servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balance of the mortgage loans and the related contractual service fee. The sales price of the loans, which is generally at or near par, and the resulting gain or loss on sale are adjusted to provide for the recognition of a normal service fee rate over the estimated lives of the serviced loans. The amount of the adjustment approximates the amount that investors were willing to pay for the excess servicing fees at the time of the loan sale. The adjustment results in a receivable that is expected to be realized through receipt of the excess service fee over time.

6. Purchased Servicing Rights

  The Company capitalizes the cost of bulk purchases of servicing rights, as well as the net cost of servicing rights acquired through the purchase of loans servicing-released which will be sold servicing-retained. The purchase price of loans acquired servicing-released is allocated between the servicing rights and the value of the loans on a servicing-retained basis. The portion of the purchase price that represents the cost of acquiring the servicing rights in accordance with Statement of Financial Accounting Standards ("SFAS") No. 65,

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting for Certain Mortgage Banking Activities, is capitalized as purchased servicing. The remainder of the purchase price represents the cost basis of the loan that will be sold. Purchased mortgage loans include closed loans acquired from financial institutions and table funded loans meeting all the criteria set forth in EITF Issue 92-10, "Loan Acquisitions Involving Table Funding Arrangements," acquired from financial institutions and mortgage brokers. The amount capitalized does not exceed the present value of future net servicing income related to the purchased loans.

7. Servicing Portfolio Hedge

  The Company acquires financial instruments, including derivative contracts, that increase in value when interest rates decline ("Servicing Hedge"). These financial instruments include call options on U.S. treasury futures and mortgage-backed securities ("MBS"), interest rate floors and certain tranches of collateralized mortgage obligations ("CMOs"). The Servicing Hedge partially protects the value of the capitalized servicing fees receivable and purchased servicing rights ("Servicing Assets") from the effects of increased prepayment activity. The value of the interest rate floors and call options is derived from an underlying instrument or index. The notional or contractual amount is not recognized in the balance sheet. The cost of the interest rate floors and call options is charged to expense (and included in net loan administration income) over the contractual life of the contract. Unamortized costs are included in Other Assets in the balance sheet. Realized gains from the Servicing Hedge are recognized first as an offset to the "Incremental Amortization" of the Servicing Assets (i.e., amortization due to impairment caused by increased projected prepayment speeds). To the extent the Servicing Hedge generates gains in excess of Incremental Amortization, the Company reduces the carrying amount of the Servicing Assets by such excess through additional amortization. The Company recognized $65 million in net expense (including a write-off of the Servicing Hedge amounting to $26 million) and $73 million as an offset to incremental amortization for the years ended February 28, 1995 and 1994, respectively. The Company measures the effectiveness of its Servicing Hedge by computing the correlation under a variety of interest rate scenarios between the present value of servicing cash flows and the value of the Servicing Hedge instruments.

8. Amortization of Purchased Servicing Rights and Capitalized Servicing Fees Receivable

  Amortization of each year's purchased servicing rights is based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from each year's purchased servicing rights. The Company evaluates the recoverability of each year's purchased servicing rights separately by type of loan and interest rate stratum. This level of disaggregation results in pools of loans which have homogeneous credit and prepayment risk characteristics. The Company records any additional amortization necessary to adjust the carrying value of each such stratum's purchased servicing portfolio to its net realizable value. Amortization of capitalized servicing fees receivable is based on the decline during the period in the present value of the projected excess servicing fees using the same discount rate as that which is implied by the price that investors were willing to pay for the excess servicing fees at the time of the loan sale. Projected net servicing income and excess servicing fees are in turn determined on the basis of the estimated future balance of the underlying mortgage loan portfolio, which declines over time from prepayments and scheduled loan amortization. The Company estimates future prepayment rates based on current interest rate levels, other economic conditions and market forecasts, as well as relevant characteristics of the servicing portfolio, such as loan types, interest rate stratification and recent prepayment experience.

9. Deferred Commitment Fees

  Deferred commitment fees, included in Other Assets, primarily consist of fees paid to permanent investors to ensure the ultimate sale of loans and put and call option fees paid for the option of selling or

             COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

buying MBS. Fees paid to permanent investors are recognized as an adjustment to the sales price when the loans are shipped to permanent investors or charged to expense when it becomes evident the commitment will not be used. Put and call option fees are amortized over the life of the option to reflect the decline in its time value. Any unamortized option fees are charged to income when the related option is exercised.

10. Investment Securities

  The Company has designated its investments in certain tranches of CMOs as available for sale. Those securities are reported at fair value, with any net material unrealized gains and losses included in equity. Unrealized losses that are other than temporary are recognized in earnings.

11. Loan Origination Fees

  Loan origination fees and discount points are recorded as an adjustment of the cost of the loan and are included in loan production revenue when the loan is sold.

12. Interest Rate Swap Agreements

  The differential to be received or paid under the agreements is accrued and is recognized as an adjustment to net interest income. The related amount payable to or receivable from counterparties is included in Accounts Payable and Accrued Liabilities.

13. Sale of Servicing Rights

  The Company recognizes gain or loss on the sale of servicing rights when title and all risks and rewards have irrevocably passed to the buyer and there are no significant unresolved contingencies.

14. Income Taxes

  Effective March 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes. The adoption of SFAS 109 changes the Company's method of accounting from the deferred method to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of other assets and liabilities. Adoption of SFAS 109 did not result in a material adjustment to previously recorded deferred income tax liabilities.

15. Earnings Per Share

  Primary earnings per share is computed on the basis of the weighted average number of common and common equivalent shares outstanding during the respective periods after giving retroactive effect to stock dividends and stock splits. Fully diluted earnings per share is based on the assumption that all dilutive convertible preferred stock and stock options were converted at the beginning of the reporting period. The computations assume that net earnings have been adjusted for the dividends on the convertible preferred stock.

  The weighted average shares outstanding for computing primary and fully diluted earnings per share were 92,087,000 and 92,216,000, respectively, for the year ended February 28, 1995; 90,501,000 and 92,445,000, respectively, for the year ended February 28, 1994 and 82,514,000 and 92,214,000, respectively, for the year ended February 28, 1993.

16. Financial Statement Reclassifications and Restatement

  Certain amounts reflected in the Consolidated Financial Statements for the years ended February 28, 1994 and 1993 have been reclassified to conform to the presentation for the year ended February 28, 1995.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  On July 17, 1992, a 3-for-2 split of the Company's $0.05 par value common stock was accomplished. On April 23, 1993, a 5% stock dividend was paid. On May 3, 1994, the Company's $0.05 par value common stock was split 3 for 2. All references in the accompanying consolidated balance sheets, consolidated statements of earnings and notes to consolidated financial statements to the number of common shares and share amounts have been restated to reflect the stock splits and the stock dividend.

NOTE B--PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Property, equipment and leasehold improvements consisted of the following:

                                                        FEBRUARY 28,
                                                ------------------------------
                                                     1995            1994
                                                --------------  --------------
                                                (DOLLAR AMOUNTS IN THOUSANDS)
   Buildings................................... $       36,983  $       35,305
   Office equipment............................        116,661          95,976
   Leasehold improvements......................         25,729          23,656
   Mobile homes................................          3,751           8,829
                                                --------------  --------------
                                                       183,124         163,766
   Less: accumulated depreciation and
    amortization...............................        (55,848)        (41,823)
                                                --------------  --------------
                                                       127,276         121,943
   Land........................................         18,336          23,682
                                                --------------  --------------
                                                $      145,612  $      145,625
                                                ==============  ==============

NOTE C--CAPITALIZED SERVICING FEES RECEIVABLE AND PURCHASED SERVICING RIGHTS

  The components of capitalized servicing fees receivable and purchased servicing rights are as follows:

                                                        FEBRUARY 28,
                                                -------------------------------
                                                   1995       1994       1993
                                                ----------  ---------  --------
                                                (DOLLAR AMOUNTS IN THOUSANDS)
   CAPITALIZED SERVICING FEES RECEIVABLE
     Balance at beginning of period............ $  289,541  $ 211,785  $ 95,021
     Additions.................................    207,663    178,612   148,248
     Sale of servicing.........................    (30,065)       --        --
     Amortization
       Scheduled...............................     (2,871)   (32,970)  (21,333)
       Unscheduled.............................        --     (67,886)  (10,151)
                                                ----------  ---------  --------
     Balance at end of period.................. $  464,268  $ 289,541  $211,785
                                                ==========  =========  ========
   PURCHASED SERVICING RIGHTS
     Balance at beginning of period............ $  836,475  $ 456,470  $295,889
     Additions.................................    589,051    521,326   280,459
     Amortization
       Scheduled...............................    (92,897)  (108,822)  (55,511)
       Unscheduled.............................        --     (32,499)  (64,367)
                                                ----------  ---------  --------
     Balance at end of period.................. $1,332,629  $ 836,475  $456,470
                                                ==========  =========  ========

             COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE D--NOTES PAYABLE

  Notes payable consisted of the following:

                                                          FEBRUARY 28,
                                                  -----------------------------
                                                       1995           1994
                                                  -------------- --------------
                                                  (DOLLAR AMOUNTS IN THOUSANDS)
   Commercial paper.............................. $    2,122,348 $    2,194,543
   Medium-term notes, Series A, B and C, net of
    discounts....................................      1,393,900      1,088,550
   Reverse-repurchase agreements.................        245,212        312,129
   Pre-sale funding facilities...................            --          63,210
   Subordinated notes............................        200,000        200,000
   Other notes payable (2.40%-2.90%).............          1,631            795
                                                  -------------- --------------
                                                  $    3,963,091 $    3,859,227
                                                  ============== ==============

REVOLVING CREDIT FACILITY AND COMMERCIAL PAPER

  As of February 28, 1995, Countrywide Funding Corporation ("CFC"), the Company's mortgage banking subsidiary, had an unsecured credit agreement (revolving credit facility) with forty-two commercial banks permitting CFC to borrow an aggregate maximum amount of $2.5 billion, less commercial paper backed by the agreement. The amount available under the facility is subject to a borrowing base, which consists of mortgage loans held for sale, receivables for mortgage loans shipped and mortgage servicing rights. The facility contains various financial covenants and restrictions, certain of which limit the amount of dividends that can be paid by the Company or CFC. The interest rate on direct borrowings is based on a variety of sources, including the prime rate and the London Interbank Offered Rates ("LIBOR") for U.S. dollar deposits. This interest rate varies depending on CFC's credit ratings. The weighted average borrowing rate on direct borrowings and commercial paper borrowings for the year ended February 28, 1995, including the effect of the interest rate swap agreements discussed in Note F, was 4.69%. The weighted average borrowing rate on commercial paper outstanding as of February 28, 1995 was 5.94%. Under certain circumstances, including the failure to maintain specified minimum credit ratings, borrowings under the revolving credit facility and commercial paper may become secured by mortgage loans held for sale, receivables for mortgage loans shipped and mortgage servicing rights. The revolving credit facility expires on September 19, 1997.

MEDIUM-TERM NOTES

  As of February 28, 1995, outstanding medium-term notes issued by the parent and CFC under various shelf registrations filed with the Securities and Exchange Commission were as follows:

                    OUTSTANDING BALANCE       INTEREST RATE     MATURITY DATE
              ------------------------------- --------------  -----------------
              FLOATING-
                RATE    FIXED-RATE   TOTAL     FROM     TO      FROM      TO
              --------- ---------- ---------- ------- ------  -------- --------
                               (DOLLAR AMOUNTS IN THOUSANDS)
Parent
  Series A... $    --   $   10,600 $   10,600  10.60%  10.60% Jun 1995 Aug 1995
CFC
  Series A...    5,000     424,800    429,800   6.10%   8.79% Mar 1995 Mar 2002
  Series B...   11,000     469,000    480,000   5.11%   6.98% Mar 1996 Aug 2005
  Series C...  278,000     195,500    473,500   6.31%   8.43% Dec 1997 Mar 2004
              --------  ---------- ----------
  Subtotal... $294,000  $1,089,300 $1,383,300
              --------  ---------- ----------
  Total...... $294,000  $1,099,900 $1,393,900
              ========  ========== ==========

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE D--NOTES PAYABLE (CONTINUED)

  As of February 28, 1995, all of the outstanding fixed-rate notes of CFC had been effectively converted by interest rate swap agreements to floating-rate notes. The weighted average borrowing rate on CFC's medium-term note borrowings for the year ended February 28, 1995, including the effect of the interest rate swap agreements, was 5.54%. As of February 28, 1995, $26.5 million was available for future issuance under the Series C shelf registration.

REVERSE-REPURCHASE AGREEMENTS

  As of February 28, 1995, the Company had entered into short-term financing arrangements to sell MBS and whole loans under agreements to repurchase. The weighted average borrowing rate for the year ended February 28, 1995, was 4.63%. The weighted average borrowing rate on reverse-repurchase agreements outstanding as of February 28, 1995 was 6.01%. The reverse-repurchase agreements were collateralized by either MBS or whole loans. All MBS and whole loans underlying reverse-repurchase agreements are held in safekeeping by broker-dealers, and all agreements are to repurchase the same or substantially identical MBS or whole loans.

PRE-SALE FUNDING FACILITIES

  As of February 28, 1995, CFC had a $500 million revolving credit facility ("As Soon as Pooled Agreement") with the Federal National Mortgage Association ("Fannie Mae"). The credit facility is secured by conforming mortgage loans which are in the process of being pooled into Fannie Mae MBS. Interest rates are based on LIBOR and/or federal funds. The weighted average borrowing rate for the year ended February 28, 1995, was 5.03%. This facility is committed through July 20, 1995, subject to CFC's compliance with certain financial and operational covenants. As of February 28, 1995, the Company had no outstanding borrowings under this facility.

  As of February 28, 1995, CFC had an uncommitted revolving credit facility ("Pre-sale Funding Facility") with an affiliate of an investment banking firm. The credit facility is secured by conforming mortgage loans which are in the process of being pooled into MBS. Interest rates are based on LIBOR. The weighted average borrowing rate for the year ended February 28, 1995, was 6.03%. As of February 28, 1995, the Company had no outstanding borrowings under this facility.

  As of February 28, 1995, CFC had an uncommitted revolving credit facility ("Early Funding Agreement") with the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The credit facility is secured by conforming mortgage loans which are in the process of being pooled into Freddie Mac participation certificates. Interest rates under the agreement are based on the prevailing rates for MBS reverse-repurchase agreements. The weighted average borrowing rate for the year ended February 28, 1995 was 3.91%. As of February 28, 1995, the Company had no outstanding borrowings under this facility.

SUBORDINATED NOTES

  The 8.25% subordinated notes are due July 15, 2002. Interest is payable semi-annually on each January 15 and July 15. The subordinated notes are not redeemable prior to maturity and are not subject to any sinking fund.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE D--NOTES PAYABLE (CONTINUED)

  Maturities of notes payable are as follows:

     YEAR ENDING FEBRUARY 28(29),
     ----------------------------                (DOLLAR AMOUNTS IN THOUSANDS)
     1996.......................................          $2,463,785
     1997.......................................             114,006
     1998.......................................             180,300
     1999.......................................             102,000
     2000.......................................             228,000
     Thereafter.................................             875,000
                                                          ----------
                                                          $3,963,091
                                                          ==========

NOTE E--INCOME TAXES

  Components of the provision for income taxes consisted of the following:

                                                    YEAR ENDED FEBRUARY 28,
                                                 ------------------------------
                                                   1995       1994      1993
                                                 --------- ---------- ---------
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
     Federal expense--deferred.................. $  48,680 $   99,074 $  71,152
     State expense--deferred....................    10,258     20,566    22,230
                                                 --------- ---------- ---------
                                                 $  58,938 $  119,640 $  93,382
                                                 ========= ========== =========

  The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate reflected in the consolidated statements of earnings:

                                                     YEAR ENDED FEBRUARY 28,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  -------  -------
     Statutory federal income tax rate..............    35.0%    35.0%    34.0%
     State income and franchise taxes...............     5.0      5.0      6.4
     Tax rate differential on reversing timing dif-
      ferences......................................     --       --       (.4)
                                                     -------  -------  -------
       Effective income tax rate....................    40.0%    40.0%    40.0%
                                                     =======  =======  =======

  In August 1993, legislation was enacted that implemented a one percent increase in the corporate federal tax rate. As a result, the Company increased its deferred federal tax liability in the amount of approximately $5 million. Also, the Company has diversified its business activities outside California, a state that has a corporate tax rate that is higher than the average tax rate among the states in which the Company does business. This diversification reduced the Company's effective state tax rate by approximately one percent, and therefore its deferred state tax liability was decreased by approximately $5 million. Consequently, the Company's total deferred tax liability and combined tax rate did not change materially as a result of these two events.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE E--INCOME TAXES (CONTINUED)

  The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are presented below:

                                                        YEAR ENDED FEBRUARY 28,
                                                        -----------------------
                                                           1995        1994
                                                        ----------- -----------
                                                            (DOLLAR AMOUNTS
                                                             IN THOUSANDS)
   Deferred income tax assets:
     Federal net operating losses...................... $   111,455 $    68,240
     State net operating losses........................      10,685       7,342
     Alternative minimum tax credits...................       2,664       2,664
     State income and franchise taxes..................      25,183      22,326
     Allowance for losses..............................       4,968       5,965
     Other.............................................       3,297       1,650
                                                        ----------- -----------
   Total deferred income tax assets....................     158,252     108,187
                                                        ----------- -----------
   Deferred income tax liabilities:
     Capitalized servicing fees receivable and pur-
      chased servicing rights..........................     521,225     410,773
     Accumulated depreciation..........................       5,722       5,939
                                                        ----------- -----------
   Total deferred income tax liabilities...............     526,947     416,712
                                                        ----------- -----------
   Deferred income taxes............................... $   368,695 $   308,525
                                                        =========== ===========

  Deferred income tax expense (benefit) resulted from timing differences in the recognition of revenues and expenses for tax and financial statement purposes. The sources of these differences and the effects of each were as follows:

                                                               FEBRUARY 28, 1993
                                                               -----------------
                                                                (DOLLAR AMOUNTS
                                                                 IN THOUSANDS)
     Capitalized servicing fees...............................     $101,800
     State income and franchise taxes.........................       (7,729)
     Accelerated depreciation.................................        1,022
     Allowance for credit losses..............................       (1,711)
                                                                   --------
                                                                   $ 93,382
                                                                   ========

  At February 28, 1995, the Company had net operating loss carryforwards for federal income tax purposes of $13,612,000 expiring in 2003, $16,448,000 expiring in 2004, $4,712,000 expiring in 2006, $8,034,000 expiring in 2008,
$124,160,000 expiring in 2009 and $151,477,000 expiring in 2010.

NOTE F--FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

  The Company utilizes a variety of derivative financial instruments in the management of interest-rate risk. These instruments include priced short-term commitments to extend credit, MBS mandatory forward delivery and purchase commitments, put and call options to sell or buy mortgage-backed and treasury securities, interest rate floors and interest rate swaps. These instruments involve, to varying degrees, elements of credit and interest-rate risk. All of the Company's derivative financial instruments are held or issued for purposes other than trading.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE F--FINANCIAL INSTRUMENTS (CONTINUED)

  While the Company does not anticipate nonperformance by any counterparty, the Company is exposed to credit loss in the event of nonperformance by the counterparties to the various instruments. The Company manages credit risk with respect to MBS mandatory forward commitments, put or call options to sell or buy mortgage-backed and treasury securities and interest rate swaps and floors by entering into agreements with entities approved by senior management and initially having a long-term credit rating of single A or better. These entities include Wall Street firms having primary dealer status, money center banks and permanent investors. The Company's exposure to credit risk in the event of default by the counterparty is the difference between the contract price and the current market price offset by any available margins retained by the Company or an independent clearing agent. The amounts of credit risk as of February 28, 1995, if the counterparties failed completely and if the margins, if any, retained by the Company or an independent clearing agent were to become unavailable, are approximately $61 million for MBS mandatory forward commitments, approximately $14 million for interest rate swaps and approximately $23 million for interest rate floors.

  As of February 28, 1995, the Company had priced short-term commitments amounting to approximately $2.2 billion (including $1.5 billion fixed-rate and $0.7 billion adjustable-rate) to fund mortgage loan applications in process subject to approval of the loans and an additional $2.7 billion (including $2.5 billion fixed-rate and $0.2 billion adjustable-rate) subject to property identification and approval of the loans. Substantially all of these commitments are for periods of 90 days or less. After funding and sale of the mortgage loans, the Company's exposure to credit loss in the event of nonperformance by the mortgagor is limited as described in Note G4. The Company uses the same credit policies in the approval of the commitments as are applied to all lending activities.

HEDGE OF MORTGAGE LOAN INVENTORY AND COMMITTED PIPELINE

  In order to offset the risk that a change in interest rates will result in a decrease in the value of the Company's current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("Committed Pipeline"), the Company enters into hedging transactions. The Company's hedging policies generally require that substantially all of its inventory of conforming and government loans and the maximum portion of its Committed Pipeline that may close be hedged with forward contracts for the delivery of MBS or options on MBS. The MBS that are to be delivered under these contracts and options are fixed- or adjustable-rate, corresponding with the composition of the Company's inventory and Committed Pipeline. At February 28, 1995, the Company had open commitments amounting to approximately $8.5 billion to sell MBS with varying settlement dates generally not extending beyond May 1995 and options on MBS through October 1995 with a total notional amount of $4.2 billion. The mortgage loan inventory is used to form the MBS that will fill the forward delivery contracts and options. The Company hedges its inventory and Committed Pipeline of jumbo mortgage loans by using whole-loan sale commitments to ultimate buyers or by using temporary "cross hedges" with sales of MBS since such loans are ultimately sold based on a market spread to MBS. As such, the Company is not exposed to significant risk nor will it derive any significant benefit from changes in interest rates on the price of the mortgage loan inventory net of gains or losses of associated hedge positions. The correlation between the price performance of the hedge instruments and the inventory being hedged is very high due to the similarity of the asset and the related hedge instrument. The Company is exposed to interest-rate risk to the extent that the portion of loans from the Committed Pipeline that actually closes at the committed price is less than the portion expected to close in the event of a decline in rates and such decline in closings is not covered by forward contracts and options to purchase MBS needed to replace the loans in process that do not close at their committed price. At February 28, 1995, the notional amount of forward contracts and options to purchase MBS aggregated $4.1 billion and $2.6 billion,

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE F--FINANCIAL INSTRUMENTS (CONTINUED)

respectively. The forward contracts extend through May 1995 and the options extend through September 1995. The Company determines the portion of its Committed Pipeline that it will hedge based on numerous factors, including the composition of the Company's Committed Pipeline, the portion of such Committed Pipeline likely to close, the timing of such closings and anticipated changes in interest rates.

SERVICING HEDGE

  The primary means used by the Company to reduce the sensitivity of its earnings to changes in interest rates is through a strong production capability and a growing servicing portfolio. To further mitigate the effect on earnings of higher amortization (which is deducted from loan servicing income) resulting from increased prepayment activity, the Company utilizes its Servicing Hedge, consisting of financial instruments, including derivative contracts, that increase in value when interest rates decline. These financial instruments include call options on U.S. treasury futures and MBS, interest rate floors and certain tranches of CMOs.

  The CMOs, which consist primarily of principal-only ("P/O") securities, have been purchased at deep discounts to their par values. As interest rates decline, prepayments on the collateral underlying the CMOs should increase. These changes should result in a decline in the average lives of the P/O securities and an increase in the present values of their cash flows.

  The following summarizes the notional amounts of Servicing Hedge derivative contracts:

                                         INTEREST     LONG     LONG CALL OPTIONS
                                           RATE   CALL OPTIONS ON U.S. TREASURY
                                          FLOORS     ON MBS         FUTURES
                                         -------- ------------ -----------------
                                              (DOLLAR AMOUNTS IN MILLIONS)
   Balance, March 1, 1992...............  $  --      $  560         $  --
     Additions..........................     --       2,287            700
     Dispositions.......................     --       2,847            700
                                          ------     ------         ------
   Balance, February 28, 1993...........     --         --             --
     Additions..........................     --       4,700          2,520
     Dispositions.......................     --       2,700            750
                                          ------     ------         ------
   Balance, February 28, 1994...........     --       2,000          1,770
     Additions..........................   4,000        --           1,300
     Dispositions.......................     --       2,000          3,070
                                          ------     ------         ------
   Balance, February 28, 1995...........  $4,000     $  --          $  --
                                          ======     ======         ======

  The terms of the open Servicing Hedge derivative contracts at February 28, 1995 are presented below:

                                                  INTEREST RATE FLOORS
                                                  --------------------
     Index............................. 10-Year Constant Maturity Treasury Yield
     Floor.............................               6.50%--7.25%
     Term..............................                3--5 Years

  The Servicing Hedge instruments utilized by the Company partially protect the value of the investment in servicing rights from the effects of increased prepayment activity that generally results from declining interest rates. To the extent that interest rates increase, the value of the servicing rights increases while the value of the hedge instruments declines. However, the Company is not exposed to loss beyond its initial outlay to acquire the hedge instruments. At February 28, 1995, the carrying value of interest rate floor contracts and P/O securities included in the Servicing Hedge was approximately $16 million and $42 million, respectively. There can be no assurance the Company's Servicing Hedge will generate gains in the future.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE F--FINANCIAL INSTRUMENTS (CONTINUED)

INTEREST RATE SWAPS

  As of February 28, 1995, CFC had interest rate swap agreements with certain financial institutions having notional principal amounts totaling $2.47 billion. The effect of these agreements is to enable CFC to convert a portion of its medium-term note borrowings to LIBOR-based floating-rate cost borrowings (notional amount $1.09 billion), to convert a portion of its commercial paper and medium-term note borrowings from one floating-rate index to another (notional amount $0.13 billion) and to convert the earnings rate on the custodial accounts held by CFC from floating to fixed (notional amount $1.25 billion). Payments are due periodically through the termination date of each agreement. The agreements expire between March 1995 and August 2005.

  The terms of the open interest rate swap agreements at February 28, 1995 are presented below:

     Swaps related to debt
       Average receive rate.....................................      6.367%
       Average pay rate.........................................      6.329%
       Index....................................................  3-month LIBOR
     Swaps related to custodial accounts
       Average receive rate.....................................      6.468%
       Average pay rate.........................................      6.223%
       Index.................................................... 1-3 month LIBOR

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments as of February 28, 1995 and 1994 is made by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                    FEBRUARY 28, 1995      FEBRUARY 28, 1994
                                  ---------------------  ---------------------
                                   CARRYING  ESTIMATED    CARRYING  ESTIMATED
                                    AMOUNT   FAIR VALUE    AMOUNT   FAIR VALUE
                                  ---------- ----------  ---------- ----------
                                         (DOLLAR AMOUNTS IN THOUSANDS)
Assets:
  Mortgage loans shipped and held
   for sale...................... $2,898,825 $2,941,709  $3,714,261 $3,725,913
  Capitalized servicing fees re-
   ceivable......................    464,268    473,623     289,541    295,403
  Items included in other assets:        --         --      238,841    173,829
    Principal-only securities....     91,793     92,726         --         --
  Derivatives:
    Interest rate floors.........     15,820     23,396         --         --
    Contracts and options related
     to mortgage loans shipped
     and held for sale...........     47,647     (2,926)        --      59,533
Liabilities:
  Notes payable..................  3,963,091  3,934,160   3,859,227  3,901,179
  Derivatives gain (loss):
    Interest rate swaps..........      4,093    (55,570)      2,950     (6,669)
    Short-term commitments to ex-
     tend credit.................        --      69,252         --     (59,533)

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE F--FINANCIAL INSTRUMENTS (CONTINUED)

  The fair value estimates as of February 28, 1995 and 1994 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

  The following describes the methods and assumptions used by the Company in estimating fair values.

 Mortgage Loans Shipped and Held for Sale

  Fair value is estimated using the quoted market prices for securities backed by similar types of loans and dealer commitments to purchase loans on a servicing-retained basis.

 Capitalized Servicing Fees Receivable

  Fair value is estimated by discounting future cash flows from excess servicing fees using discount rates that approximate current market rates and market consensus prepayment rates.

 Other Financial Instruments

  Fair value is estimated using quoted market prices and by discounting future cash flows using discount rates that approximate current market rates and market consensus prepayment rates.

 Derivatives

  Fair value is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

 Notes Payable

  Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

NOTE G--COMMITMENTS AND CONTINGENCIES

1. Commitments to Sell Mortgage-Backed Securities

  In connection with its open commitments to buy or sell MBS and with its interest rate swap agreements, the Company may be required to maintain margin deposits. With respect to the MBS commitments, these requirements are generally greatest during periods of rapidly declining interest rates. The interest rate swap margin requirements are generally greatest during periods of increasing interest rates.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE G--COMMITMENTS AND CONTINGENCIES (CONTINUED)

2. Lease Commitments

  The Company leases office facilities under lease agreements extending through September 2011. Future minimum annual rental commitments under these non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

     YEAR ENDING FEBRUARY 28(29),
     ----------------------------                (DOLLAR AMOUNTS IN THOUSANDS)
     1996.......................................           $ 15,214
     1997.......................................             13,151
     1998.......................................             10,778
     1999.......................................              8,619
     2000.......................................              6,078
     Thereafter.................................             55,588
                                                           --------
                                                           $109,428
                                                           ========

  Rent expense was $22,136,000, $19,115,000 and $13,049,000 for the years ended
February 28, 1995, 1994 and 1993, respectively.

3. Restrictions on Transfers of Funds

  The Company and certain of its subsidiaries are subject to regulatory and/or credit agreement restrictions which limit their ability to transfer funds to the Company through intercompany loans, advances or dividends. Pursuant to the revolving credit facility as of February 28, 1995, the Company is required to maintain $750 million in consolidated net worth and CFC is required to maintain $725 million of net worth, as defined in the credit agreement.

4. Loan Servicing

  As of February 28, 1995, 1994 and 1993, the Company was servicing loans totaling approximately $113.1 billion, $84.7 billion and $54.5 billion, respectively. Included in the loans serviced as of February 28, 1995, 1994 and 1993 were loans being serviced under subservicing agreements with total principal balances of $679 million, $592 million and $627 million, respectively.

  Conforming conventional loans serviced by the Company (57% of the servicing portfolio at February 28, 1995) are securitized through Fannie Mae or Freddie Mac programs on a non-recourse basis, whereby foreclosure losses are generally the responsibility of Fannie Mae or Freddie Mac and not of the Company. Similarly, the government loans serviced by the Company are securitized through Government National Mortgage Association programs, whereby the Company is insured against loss by the Federal Housing Administration (16% of the servicing portfolio at February 28, 1995) or partially guaranteed against loss by the Veterans Administration (6% of the servicing portfolio at February 28, 1995). In addition, jumbo mortgage loans (21% of the servicing portfolio at February 28, 1995) are also serviced on a non-recourse basis.

  Properties securing the mortgage loans in the Company's servicing portfolio are geographically dispersed throughout the United States. As of February 28, 1995, approximately 43% of the mortgage loans (measured by unpaid principal balance) in the Company's servicing portfolio are secured by properties located in California. No other state contains more than 4% of the properties securing mortgage loans.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE H--EMPLOYEE BENEFITS

1. Stock Option Plans

  The Company has stock option plans (the "Plans") that provide for the granting of both qualified and non-qualified options to employees and directors. Options are generally granted at the average market price of the Company's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to eleven years from date of grant.

  Stock option transactions under the Plans were as follows:

                                             YEAR ENDED FEBRUARY 28,
                                      ----------------------------------------
                                          1995          1994          1993
                                      ------------  ------------  ------------
                                                (NUMBER OF SHARES)
Shares subject to:
  Outstanding options at beginning of
   year..............................    5,603,325     4,478,703     3,653,193
    Options granted..................    1,948,290     1,955,273     1,749,678
    Options exercised................     (307,847)     (701,619)     (837,621)
    Options expired or canceled......     (560,354)     (129,032)      (86,547)
                                      ------------  ------------  ------------
  Outstanding options at end of year.    6,683,414     5,603,325     4,478,703
                                      ============  ============  ============
Exercise price:
  Per share for options exercised
   during the year................... $2.19-$19.50  $2.19-$16.19  $1.98-$12.65
  Per share for options outstanding
   at end of year.................... $2.39-$21.83  $2.19-$21.83  $2.19-$16.19

  Of the outstanding options as of February 28, 1995, 2,704,728 shares were immediately exercisable under the Plans. Also as of February 28, 1995, 2,393,441 shares were designated for future grants under the Plans.

2. Pension Plan

  The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The Company's policy is to contribute the amount actuarially determined to be necessary to pay the benefits under the Plan, and in no event to pay less than the amount necessary to meet the minimum funding standards of ERISA.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE H--EMPLOYEE BENEFITS (CONTINUED)

  The following table sets forth the Plan's funded status and amounts recognized in the Company's financial statements.

                                                                 YEAR ENDED
                                                                FEBRUARY 28,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
                                                               (DOLLAR AMOUNTS
                                                                IN THOUSANDS)
   Actuarial present value of benefit obligations:
     Vested..................................................  $ 5,112  $ 5,024
     Non-vested..............................................    1,095    1,540
                                                               -------  -------
   Total accumulated benefit obligation......................    6,207    6,564
   Additional benefits based on estimated future salary lev-
    els......................................................    4,250    4,517
                                                               -------  -------
   Projected benefit obligations for service rendered to
    date.....................................................   10,457   11,081
   Less Plan assets at fair value, primarily mortgage-backed
    securities...............................................   (9,484)  (7,482)
                                                               -------  -------
   Projected benefit obligation in excess of Plan assets.....      973    3,599
   Unrecognized net gain (loss) from past experience
    different from that assumed and effects of changes in
    assumptions..............................................    1,862     (780)
   Prior service cost not yet recognized in net periodic pen-
    sion cost................................................   (1,422)  (1,522)
   Unrecognized net asset at February 28, 1987 being recog-
    nized over 15 years......................................      496      566
                                                               -------  -------
   Accrued pension cost......................................  $ 1,909  $ 1,863
                                                               =======  =======
   Net pension cost included the following components:
     Service cost--benefits earned during the period.........  $ 1,648  $ 1,395
     Interest cost on projected benefit obligations..........      789      677
     Actual return on Plan assets............................     (318)    (413)
     Net amortization and deferral...........................     (327)     (28)
                                                               -------  -------
   Net periodic pension cost.................................  $ 1,792  $ 1,631
                                                               =======  =======

  The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.625% and 5.0%, respectively. The weighted average expected long-term rate of return on assets used was 8.125%. Pension expense for 1995, 1994 and 1993 was $1,792,000, $1,631,000 and $992,000,
respectively. The Company makes contributions to the Plan in amounts that are deductible in accordance with federal income tax regulations.

NOTE I--REDEEMABLE PREFERRED STOCK

  On July 6, 1993, the Company called all of its outstanding convertible preferred stock, which was represented by depositary convertible shares (each depositary share represented 1/10 of a share of convertible preferred stock). Each depositary share was convertible into 6.3 shares of common stock, and each depositary share not converted was redeemable for $27.375 in cash. All holders converted their shares into common stock.

NOTE J--SHAREHOLDERS' EQUITY

  In February 1988, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock. As a

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE J--SHAREHOLDERS' EQUITY (CONTINUED)

result of stock splits and stock dividends, 0.399 of a Right is presently associated with each outstanding share of the Company's common stock and the same fraction of a Right will be associated with each share of the Company's common stock issued prior to the Distribution Date (as defined below). Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.05 per share, of the Company (the "Series A Preferred Stock"), at a price of $145, subject to adjustments in certain cases to prevent dilution.

  The Rights are evidenced by the common stock certificates and are not exercisable or transferable, apart from the common stock, until the date (the "Distribution Date") of the earlier of a public announcement that a person or group, without prior consent of the Company, has acquired 20% or more of the common stock (an "Acquiring Person"), or ten days (subject to extension by the Board of Directors) after the commencement of a tender offer made without the prior consent of the Company.

  In the event a person becomes an Acquiring Person, then each Right (other than those owned by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock, or the equivalent thereof, of the Company which, at the time of such transaction, would have a market value of two times the exercise price of the Right. The Board of Directors of the Company may delay the exercisability of the Rights during the period in which they are exercisable only for Series A Preferred Stock (and not common stock).

  In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination, as defined for the purposes of the Rights, each Right (other than those held by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock, or the equivalent thereof, of the other party (or publicly traded parent thereof) to such merger or business combination which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on the earlier of February 28, 2002, the consummation of certain merger transactions or optional redemption by the Company prior to any person becoming an Acquiring Person.

NOTE K--RELATED PARTY TRANSACTIONS

  Countrywide Asset Management Corporation ("CAMC"), a wholly-owned subsidiary of the Company, has entered into an agreement (the "Management Agreement") with CWM Mortgage Holdings, Inc. ("CWM"), formerly Countrywide Mortgage Investments, Inc., a real estate investment trust. CAMC has entered into a subcontract with its affiliate, CFC, to perform such services for CWM and its subsidiaries as CAMC deems necessary. In accordance with the Management Agreement, CAMC advises CWM on various facets of its business and manages its operations subject to the supervision of CWM's Board of Directors. For performing these services, CAMC receives certain management fees and incentive compensation. CAMC waived all management fees pursuant to the above for calendar year 1993 and 25% of incentive compensation earned in 1994. In addition, in 1993 CAMC absorbed $0.9 million of operating expenses incurred in connection with its duties under the Management Agreement. CWM and its subsidiaries began paying all expenses of the new operations in June 1993. During the fiscal years ended February 28, 1995, 1994 and 1993, CAMC earned $0.3 million, $0.1 million and $0.8 million, respectively, in base management fees from CWM and its subsidiaries. In addition, during the fiscal year ended February 28, 1995, CAMC recorded $1.1 million in incentive compensation, net of the amount waived as described above. The Management Agreement is renewable annually and expires on May 15, 1995. As of February 28, 1995, the Company and CAMC own 1,120,000 shares or approximately 2.77% of the common stock of CWM.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE K--RELATED PARTY TRANSACTIONS (CONTINUED)

  CAMC incurs many of the expenses related to the operations of CWM and its subsidiaries, including personnel and related expenses, subject to reimbursement by CWM. CWM's conduit operations are primarily conducted in Independent National Mortgage Corporation ("INMC"), formerly Countrywide Mortgage Conduit, and all other operations are conducted in CWM. Accordingly, INMC is charged with the majority of the conduit's cost and CWM is charged with the other operations' costs. During Fiscal 1995, the amount of common expenses incurred by CFC which were allocated to CAMC and reimbursed by CWM totaled $1.2 million.

  CWM has an option to purchase conventional loans from CFC at the prevailing market price. During the years ended February 28, 1995, 1994 and 1993, CWM purchased $80.4 million, $300.5 million and $130.3 million, respectively, of conventional non-conforming mortgage loans from CFC pursuant to this option.

  During the year ended February 28, 1995, CFC purchased from INMC bulk servicing rights for loans with principal balances aggregating $3.0 billion at a price of $38.2 million. In 1987 and 1993, subsidiaries of CWM entered into servicing agreements appointing CFC as servicer of mortgage loans collateralizing five series of CMOs with outstanding balances of approximately $94.0 million at February 28, 1995. CFC is entitled under each agreement to an annual fee of up to 0.32% of the aggregate unpaid principal balance of the pledged mortgage loans. Servicing fees received by CFC under such agreements for the years ended February 28, 1995, 1994 and 1993 were approximately $0.3 million, $0.5 million and $0.3 million, respectively.

  CFC has extended CWM a $10 million line of credit bearing interest at prime and maturing September 30, 1995. At February 28, 1995, there was no outstanding amount under the agreement.

NOTE L--SEGMENT INFORMATION

  The Company and its subsidiaries operate primarily in the mortgage banking industry. Operations in mortgage banking involve CFC's origination and purchase of mortgage loans, sale of mortgage loans in the secondary mortgage market, servicing of mortgage loans and the purchase and sale of rights to service mortgage loans.

  Segment information for the year ended February 28, 1995 follows:

                                                      ADJUSTMENTS
                                 MORTGAGE                 AND
                                 BANKING     OTHER    ELIMINATIONS CONSOLIDATED
                                ---------- ---------- ------------ ------------
                                         (DOLLAR AMOUNTS IN THOUSANDS)
Unaffiliated revenue........... $  563,586 $   39,077  $     --     $  602,663
Intersegment revenue...........        744        --        (744)          --
                                ---------- ----------  ---------    ----------
  Total revenue................ $  564,330 $   39,077  $    (744)   $  602,663
                                ========== ==========  =========    ==========
Earnings before income taxes... $  136,220 $   11,125  $     --     $  147,345
                                ========== ==========  =========    ==========
Identifiable assets as of Feb-
 ruary 28, 1995................ $5,520,283 $1,014,391  $(955,012)   $5,579,662
                                ========== ==========  =========    ==========

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE L--SEGMENT INFORMATION (CONTINUED)

  Segment information for the year ended February 28, 1994 follows:

                                                       ADJUSTMENTS
                                    MORTGAGE               AND
                                    BANKING    OTHER   ELIMINATIONS CONSOLIDATED
                                   ---------- -------- ------------ ------------
                                           (DOLLAR AMOUNTS IN THOUSANDS)
   Unaffiliated revenue..........  $  719,533 $ 36,047  $     --     $  755,580
   Intersegment revenue..........         744      --        (744)          --
                                   ---------- --------  ---------    ----------
     Total revenue...............  $  720,277 $ 36,047  $    (744)   $  755,580
                                   ========== ========  =========    ==========
   Earnings before income taxes..  $  286,069 $ 13,031  $     --     $  299,100
                                   ========== ========  =========    ==========
   Identifiable assets as of Feb-
    ruary 28, 1994...............  $5,523,664 $930,720  $(868,863)   $5,585,521
                                   ========== ========  =========    ==========

  Segment information for the year ended February 28, 1993 follows.

                                                       ADJUSTMENTS
                                    MORTGAGE               AND
                                    BANKING    OTHER   ELIMINATIONS CONSOLIDATED
                                   ---------- -------- ------------ ------------
                                           (DOLLAR AMOUNTS IN THOUSANDS)
   Unaffiliated revenue..........  $  463,394 $ 42,164  $     --     $  505,558
   Intersegment revenue..........       3,021      --      (3,021)          --
                                   ---------- --------  ---------    ----------
     Total revenue...............  $  466,415 $ 42,164  $  (3,021)   $  505,558
                                   ========== ========  =========    ==========
   Earnings before income taxes..  $  217,073 $ 16,382  $     --     $  233,455
                                   ========== ========  =========    ==========
   Identifiable assets as of Feb-
    ruary 28, 1993...............  $3,229,243 $765,954  $(696,064)   $3,299,133
                                   ========== ========  =========    ==========

NOTE M--BRANCH AND ADMINISTRATIVE OFFICE CONSOLIDATION COSTS

  As a result of the decline in production caused by increasing mortgage interest rates during Fiscal 1995, the Company reduced headcount by approximately 30%, closed underperforming branch offices and consolidated its administrative offices. A charge of $8 million related to these consolidation efforts was recorded during the year ended February 28, 1995.

  Branch and administrative office consolidation costs incurred during Fiscal 1995 and related reserves at February 28, 1995 are presented below:

                                                                 RESERVED AT
                                             EXPENSE INCURRED FEBRUARY 28, 1995
                                             ---------------- -----------------
                                               (DOLLAR AMOUNTS IN THOUSANDS)
   Office lease costs.......................      $4,348           $  743
   Equipment and improvement relocation,
    disposal and abandonment costs..........       1,976              474
   Other....................................       1,676            1,146
                                                  ------           ------
                                                  $8,000           $2,363
                                                  ======           ======

NOTE N--SUBSEQUENT EVENTS

  On March 20, 1995, the Company declared a cash dividend of $0.08 per common share paid April 17, 1995 to shareholders of record on April 3, 1995.

              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES

NOTE O--QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly data is as follows:

                                              THREE MONTHS ENDED
                            -----------------------------------------------------------
                              MAY 31       AUGUST 31      NOVEMBER 30     FEBRUARY 28
                            ------------- -------------  --------------  --------------
                             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
   Year ended February 28,
    1995
     Revenue............... $     177,118 $     151,106   $     133,726   $     140,713
     Expenses..............       120,903       119,257         106,795         108,363
     Provision for income
      taxes................        22,486        12,739          10,773          12,940
     Net earnings..........        33,729        19,110          16,158          19,410
     Earnings per share(1)
       Primary............. $        0.37 $        0.21   $        0.18   $        0.21
       Fully diluted....... $        0.37 $        0.21   $        0.18   $        0.21
   Year ended February 28,
    1994
     Revenue............... $     166,665 $     188,272   $     196,446   $     204,197
     Expenses..............        94,503       111,507         124,844         125,626
     Provision for income
      taxes................        28,865        30,706          28,641          31,428
     Net earnings..........        43,297        46,059          42,961          47,143
     Earnings per share(1)
       Primary............. $        0.49 $        0.51   $        0.46   $        0.51
       Fully diluted....... $        0.47 $        0.50   $        0.46   $        0.51

- --------
(1) Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amount. This is caused by rounding and the averaging effect of the number of share equivalents utilized throughout the year, which changes with the market price of the common stock.

NOTE P--SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARY

  Summarized financial information for Countrywide Funding Corporation is as follows:

                                                           FEBRUARY 28,
                                                   -----------------------------
                                                        1995           1994
                                                   -------------- --------------
                                                   (DOLLAR AMOUNTS IN THOUSANDS)
   Balance Sheets:
     Mortgage loans shipped and held for sale..... $    2,898,825 $    3,714,261
     Other assets.................................      2,621,458      1,809,403
                                                   -------------- --------------
       Total assets............................... $    5,520,283 $    5,523,664
                                                   ============== ==============
     Short- and long-term debt.................... $    4,152,712 $    4,296,291
     Other liabilities............................        433,025        374,559
     Equity.......................................        934,546        852,814
                                                   -------------- --------------
       Total liabilities and equity............... $    5,520,283 $    5,523,664
                                                   ============== ==============
   Statements of Earnings:
     Revenues..................................... $      564,330 $      720,277
     Expenses.....................................        428,110        434,208
     Provision for income taxes...................         54,488        114,427
                                                   -------------- --------------
       Net earnings............................... $       81,732 $      171,642
                                                   ============== ==============

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Summary Information.......................................................   S-3
Recent Developments.......................................................   S-4
Use of Proceeds...........................................................   S-5
Dividends and Price Range of
 Common Stock.............................................................   S-5
Capitalization............................................................   S-6
The Company...............................................................   S-7
Underwriting..............................................................  S-16
Validity of Securities....................................................  S-17

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents
 by Reference.............................................................     2
The Company and CFC.......................................................     3
Use of Proceeds...........................................................     4
Selected Consolidated Financial Data......................................     5
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................     6
Description of Capital Stock..............................................    18
Description of Debt Securities and
 Guarantees...............................................................    20
Plan of Distribution......................................................    27
Validity of Securities....................................................    28
Experts...................................................................    28
Index to Financial Statements.............................................   F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               10,000,000 SHARES

                              LOGO Countrywide SM
                            -----------------------
                            Credit Industries, Inc.

                                 COMMON STOCK

                            -----------------------

                             PROSPECTUS SUPPLEMENT

                            -----------------------

                              MERRILL LYNCH & CO.
                             GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                             SALOMON BROTHERS INC
                              ALEX. BROWN & SONS
                                 INCORPORATED
                           DEAN WITTER REYNOLDS INC.

                                       , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or in-corporated by reference in this Prospectus Supplement or the Prospectus in connection with the offering covered by this Prospectus Supplement and the Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Guarantor or any Agent. This Prospectus Supplement and the Prospectus do not constitute an of-fer to sell, or a solicitation of an offer to buy, the Notes in any jurisdic-tion where, or to any person whom, it is unlawful to make such offer or solic-itation. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, cre-ate an implication that there has not been any change in the facts set forth in this Prospectus Supplement or the Prospectus or in the affairs of CFC or the Guarantor since the date hereof.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

Risk Factors..............................................................   S-2
Description of Notes......................................................   S-4
Certain Federal Income Tax Considerations.................................  S-21
Plan of Distribution of Notes.............................................  S-25
Validity of Securities....................................................  S-26

                                  Prospectus

Available Information.....................................................     2
Incorporation of Certain Documents
 by Reference.............................................................     2
The Company and CFC.......................................................     3
Use of Proceeds...........................................................     4
Selected Consolidated Financial Data......................................     5
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................     6
Description of Capital Stock..............................................    18
Description of Debt Securities and Guarantees.............................    20
Plan of Distribution......................................................    27
Validity of Securities....................................................    28
Experts...................................................................    28
Index to Financial Statements.............................................   F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                            U. S. $500,000,000

                        COUNTRYWIDE FUNDING CORPORATION

                          MEDIUM-TERM NOTES, SERIES D

                            DUE NINE MONTHS OR MORE
                              FROM DATE OF ISSUE

              PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST
                         UNCONDITIONALLY GUARANTEED BY

                             LOGO Countrywide SM
                           -----------------------
                           Credit Industries, Inc.

                                ---------------

                                PROSPECTUS AND
                          PROSPECTUS SUPPLEMENT

                                     , 1995

                                ---------------

                                LEHMAN BROTHERS

                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                             SALOMON BROTHERS INC

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

      SEC registration fee.......................................... $  258,621
      Stock exchange listing fees...................................     47,750
      Blue sky fees and expenses....................................     20,000
      Legal fees and expenses.......................................    260,000
      Accounting fees and expenses..................................     60,000
      Printing and engraving expenses...............................    200,000
      Trustees' fees and expenses...................................     10,000
      Rating agency fees............................................    150,000
      Miscellaneous.................................................     93,629
                                                                     ----------
          Total..................................................... $1,100,000
                                                                     ==========

- --------
   *Except for the SEC registration fee, all of the foregoing expenses have been estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Delaware General Corporation Law also provides that Delaware corporations may purchase insurance on behalf of any such director, officer, employee or agent. Sections 722, 723, 725 and 726 of the New York Business Corporation Law are substantively equivalent to Section 145 of the Delaware General Corporation Law.

  Article SIXTH of the Certificate of Incorporation of the Company provides that the Company may indemnify its directors and officers to the full extent permitted by the laws of the State of Delaware. Article VIII of the Company's Bylaws provides that the Company shall indemnify its directors and officers, and persons serving as directors and officers of CFC at the request of the Company, against any threatened, pending or completed action, suit or proceeding or investigation brought against such directors and officers by reason of the fact that such persons were such directors or officers, provided that such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company; except that in the case of actions brought by or in the right of the Company to procure a judgment in its favor, no indemnification is permitted in respect to any claim, issue or matter as to which any such director or officer shall have been adjudged to be liable to the Company unless the court in which the action was brought determines that such person is entitled to indemnification. The Company's Bylaws further contemplate that the indemnification provisions permitted thereunder are not exclusive of any other rights to which such directors and officers are otherwise entitled by means of Bylaw provisions, agreements, vote of stockholders or disinterested directors or otherwise. The Company has entered into indemnity agreements with certain of its directors and executive officers (including the directors and executive officers of CFC), whereby such individuals are indemnified by the Company up to an aggregate limit of $5,000,000 for any claims made against such individual based on any act, omission or breach of duty committed while acting as a director or officer, except, among other things, cases involving dishonesty or improper personal benefit. The Company also maintains an insurance policy pursuant to which its directors and officers (including the directors and executive officers of CFC) are insured against certain liabilities which might arise out of their relationship with the Company as directors and officers.

  Article SEVENTH of the Certificate of Incorporation provides that a director of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of his fiduciary duty of care as a director to the full extent permitted by the Delaware General Corporation Law, as it may be amended from time to time.

ITEM 16. EXHIBITS

      1.1      --Form of Purchase Agreement (for equity securities of the
                Company)*
      1.2      --Form of Purchase Agreement (for debt securities of the
                Company)*
      1.3      --Form of Selling Agency Agreement (for debt securities of
                CFC)*
      4.1      --Specimen Certificate of the Company's Common Stock (in-
                corporated by reference to Exhibit 4.2 to the Company's
                Current Report on Form 8-K dated February 6, 1987)
      4.2      --Certificate of Amendment of Restated Certificate of In-
                corporation of the Company (incorporated by reference to
                Exhibit 4.1 to the Company's Quarterly Report on Form 10-
                Q dated August 31, 1987)
      4.3      --Restated Certificate of Incorporation of the Company
                (incorporated by reference to Exhibit 4.2 to the
                Company's Quarterly Report on Form 10-Q dated August 31,
                1987)
      4.4      --Bylaws of the Company, as amended and restated (incorpo-
                rated by reference to the Company's Current Report on
                Form 8-K dated February 10, 1988)
      4.5      --Rights Agreement, dated as of February 10, 1988, between the Company and Bank of America NT & SA, as Rights Agent
                (incorporated by reference to Exhibit 4 to the Company's
                Form 8-A filed on February 12, 1988)
      4.6      --Amendment No. 1 to Rights Agreement, dated as of March
                24, 1992, between the Company and Bank of America NT &
                SA, as Rights Agent (incorporated by reference in Exhibit
                1 to the Company's Form 8 filed on March 27, 1992)
      4.7      --Form of Indenture between the Company and The Bank of
                New York, as trustee*
      4.8      --Indenture, dated as of January 1, 1992, among CFC, the
                Guarantor and The Bank of New York, as trustee (incorpo-
                rated by reference to Exhibit 4.1 to the Registration
                Statement on Form S-3 of CFC and the Guarantor (File Nos.
                33-50661 and 33-50661-01) filed on October 19, 1993)
      4.9      --Form of Supplemental Indenture No. 1 to the Indenture,
                dated as of January 1, 1992, among CFC, the Guarantor and
                The Bank of New York, as trustee*
      4.10     --Form of Fixed Rate Medium-Term Note*
      4.11     --Form of Floating Rate Medium-Term Note*
      5.1      --Opinion of Fried, Frank, Harris, Shriver & Jacobson,
                counsel to the Company and CFC, as to the legality of the
                securities being offered*
     12.1      --Statement regarding computation of ratio of earnings to
                fixed charges (incorporated by reference to Exhibit 12.1
                to the Company's Annual Report on Form 10-K dated Febru-
                ary 28, 1995)
     12.2      --Statement regarding computation of ratio of earnings to
                net fixed charges (incorporated by reference to Exhibit
                12.2 to the Company's Annual Report on Form 10-K dated
                February 28, 1995)

     23.1      --Consent of Grant Thornton LLP*
     23.2      --Consent of Fried, Frank, Harris, Shriver & Jacobson (in-
                cluded in Exhibit 5.1)*
     24        --Powers of Attorney for the Company and CFC relating to
                subsequent amendments (included on pages II-5 and II-6 of
                the Registration Statement)**
     25.1      --Form T-1 Statement of Eligibility Under Trust Indenture
                Act of 1939 of The Bank of New York relating to debt se-
                curities of CFC (separately bound)**
     25.2      --Form T-1 Statement of Eligibility Under Trust Indenture
                Act of 1939 of The Bank of New York relating to debt se-
                curities of the Company (separately bound)*

- --------

*Filed herewith.

**Previously filed.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Company and CFC (the "Registrants") hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

  provided, however, that the undertakings set forth in paragraphs (1) (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions permitted under Item 15 above or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted against the Registrants by such director, officer or controlling person in connection with the securities being registered hereby, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (d) Each of the undersigned Registrants hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Countrywide Credit Industries, Inc. certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on the 12th day of June, 1995.

                                        COUNTRYWIDE CREDIT INDUSTRIES, INC.

                                              /s/ Stanford L. Kurland
                                        By: ____________________________________

                                                Stanford L. Kurland

                                           Senior Managing Director and Chief
                                                 Operating Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman of the Board of        June 12, 1995
____________________________________ Directors and President
           DAVID S. LOEB             (Principal Executive
                                     Officer); Director

                 *                   Executive Vice President and    June 12, 1995
____________________________________ Vice Chairman of the Board
          ANGELO R. MOZILO           of Directors; Director

                 *                   Managing Director--Finance,     June 12, 1995
____________________________________ Chief Financial Officer and
          CARLOS M. GARCIA           Chief Accounting Officer
                                     (Principal Financial and
                                     Accounting Officer)

                 *                   Director                        June 12, 1995
____________________________________
          ROBERT J. DONATO

                 *                   Director                        June 12, 1995
____________________________________
            BEN M. ENIS

                 *                   Director                        June 12, 1995
____________________________________
            EDWIN HELLER

                 *                   Director                        June 12, 1995
____________________________________
          HARLEY W. SNYDER


 /s/ Stanford L. Kurland

*By ______________________

   STANFORD L. KURLAND

     ATTORNEY-IN-FACT

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Countrywide Funding Corporation certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on the 12th day of June, 1995.

                                        COUNTRYWIDE FUNDING CORPORATION

                                        By:   /s/

                                                Stanford L. Kurland
                                          -------------------------------------
                                                Stanford L. Kurland
                                          President and Chief Operating Officer


  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Director                        June 12, 1995
____________________________________
           DAVID S. LOEB

                 *                   Chairman of the Board of        June 12, 1995
____________________________________ Directors and Chief
          ANGELO R. MOZILO           Executive Officer (Principal
                                     Executive Officer); Director

     /s/ Stanford L. Kurland         President and Chief             June 12, 1995
____________________________________ Operating Officer; Director
        STANFORD L. KURLAND

                 *                   Executive Vice President and    June 12, 1995
____________________________________ Chief Financial Officer
        THOMAS K. MCLAUGHLIN         (Principal Financial and
                                     Accounting Officer)


 /s/ Stanford L. Kurland

*By:______________________

 STANFORD L. KURLAND ATTORNEY-
         IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
   1.1   --Form of Purchase Agreement (for equity securities of the Com-
          pany)*
   1.2   --Form of Purchase Agreement (for debt securities of the Compa-
          ny)*
   1.3   --Form of Selling Agency Agreement (for debt securities of CFC)*
   4.1   --Specimen Certificate of the Company's Common Stock (incorpo-
          rated by reference to Exhibit 4.2 to the Company's Current Re-
          port on Form 8-K dated February 6, 1987)
   4.2   --Certificate of Amendment of Restated Certificate of Incorpora-
          tion of the Company (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated August 31,
          1987)
   4.3   --Restated Certificate of Incorporation of the Company (incorpo-
          rated by reference to Exhibit 4.2 to the Company's Quarterly
          Report on Form 10-Q dated August 31, 1987)
   4.4   --Bylaws of the Company, as amended and restated (incorporated by reference to the Company's Current Report on Form 8-K dated
          February 10, 1988)
   4.5   --Rights Agreement, dated as of February 10, 1988, between the
          Company and Bank of America NT & SA, as Rights Agent (incorpo-
          rated by reference to Exhibit 4 to the Company's Form
          8-A filed on February 12, 1988)
   4.6   --Amendment No. 1 to Rights Agreement, dated as of March 24,
          1992, between the Company and Bank of America NT & SA, as
          Rights Agent (incorporated by reference to Exhibit 1 in the
          Company's Form 8 filed on March 27, 1992)
   4.7   --Form of Indenture between the Company and The Bank of New
          York, as trustee*
   4.8   --Indenture, dated as of January 1, 1992, among CFC, the Guaran-
          tor and The Bank of New York, as trustee (incorporated by ref-
          erence to Exhibit 4.1 to the Registration Statement on Form S-3
          of CFC and the Guarantor (File Nos. 33-50661 and 33-50661-01)
          filed on October 19, 1993)
   4.9   --Form of Supplemental Indenture No. 1 to the Indenture, dated as of January 1, 1992, among CFC, the Guarantor and The Bank of
          New York, as trustee*
   4.10  --Form of Fixed Rate Medium-Term Note*
   4.11  --Form of Floating Rate Medium-Term Note*
   5.1   --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company and CFC, as to the legality of the securities being offered*
  12.1   --Statement regarding computation of ratio of earnings to fixed charges (incorporated by reference to Exhibit 12.1 to the
          Company's Annual Report on Form 10-K dated February 28, 1995)
  12.2   --Statement regarding computation of ratio of earnings to net fixed charges (incorporated by reference to Exhibit 12.2 to the
          Company's Annual Report on Form 10-K dated February 28, 1995)
  23.1   --Consent of Grant Thornton LLP*
  23.2   --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*
  24     --Powers of Attorney for the Company and CFC relating to subse-
          quent amendments (included on pages II-5 and II-6 of the Regis-
          tration Statement)**
  25.1   --Form T-1 Statement of Eligibility Under Trust Indenture Act of
          1939 of The Bank of New York relating to debt securities of CFC
          (separately bound)**
  25.2   --Form T-1 Statement of Eligibility Under Trust Indenture Act of
          1939 of The Bank of New York relating to debt securities of the
          Company (separately bound)*

- -------

 * Filed herewith.

** Previously filed.